3



06013113

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Western Areas Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 268 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT) ☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER) ☐
DEF 14A (PROXY)	☐	

OICF/BY: dlw

DAT : 5/4/06

WESTERN AREAS LIMITED

ANNUAL REPORT 2005



WESTERN AREAS LIMITED - DISTRIBUTION OF ANNUAL FINANCIAL STATEMENTS

WESTERN AREAS LIMITED

(Incorporated in the Republic of South Africa)

(Registration Number 1959/003209/06)

Share code: WAR ISIN: ZAE000016549

("WAL" or "the Group ")

DISTRIBUTION OF ANNUAL FINANCIAL STATEMENTS AND PUBLICATION OF ABRIDGED REPORT

Further to the publication on SENS on 17 February 2006 of WAL's unaudited 4th quarterly results ended 31 December 2005 ("the published results"), WAL advises that its 2005 annual report, which incorporates its annual financial statements and notice of annual general meeting will be posted to shareholders on 18 April 2006, and is also available on the Western Areas Ltd website: www.westernareas.co.za.

AUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

ABRIDGED CONSOLIDATED INCOME STATEMENT

	Years ended	
	31.12.05	31.12.04 Restated
SA Rand million	Audited	Audited
Gold revenue	420.6	381.4
Gold sales at spot	660.9	573.6
Realisation of matured options	(240.3)	(192.2)
Costs and other expenses	(668.2)	(634.1)
Production costs - cash	(549.9)	(528.1)
Production costs - non cash	(118.3)	(106.0)
Operating loss from gold operations	(247.6)	(252.7)
Administration and other expenditure	(15.4)	(15.3)
Finance costs	(29.0)	(12.1)
Operating loss	(292.0)	(280.1)
Present value adjustment for option premium payable	(55.6)	(69.8)
Fair value adjustment	(128.9)	221.0
Exchange (losses)/gains	(107.7)	151.2
Impairments	(84.9)	-
Share of loss in associated company	(5.3)	-
(Loss)/Profit before taxation	(674.4)	22.3

Taxation	267.0	(14.4)
(Loss)/ Profit for the year	(407.4)	7.9
(Loss)/ Earnings per ordinary share (cents)		
-Basic	(339.2)	7.2
-Headline	(273.9)	5.7
-Diluted basic	(339.2)	7.1
-Diluted headline	(273.9)	5.7
Number of shares in issue (million)	154.0	118.5
Weighted average number of ordinary shares (million)	120.1	110.3
Determination of headline (loss)/earnings:		
Net (loss)/profit for the period	(407.4)	7.9
Profit on disposal of fixed assets	(6.1)	(0.7)
Unclaimed dividends written back	-	(1.1)
Net (loss)/profit on disposal of investments	(1.0)	0.2
Profit on disposal of treasury shares	(4.3)	-
Fair value adjustment of other investments	(0.3)	-
Impairment of assets	90.2	-
Headline (loss)/ earnings	(328.9)	6.3

ABRIDGED CONSOLIDATED BALANCE SHEET

	Year ended 31.12.05	31.12.04 Restated
SA Rand million	Audited	Audited
Assets		
Property, Plant and Equipment	3 299.6	3 379.4
Derivative asset	996.4	702.6
Other investments	20.2	38.2
Deferred taxation	847.7	453.6
Cash and cash equivalents	207.9	13.2
Other assets	67.0	54.5
Total assets	5 438.8	4 641.5
Equity and liabilities		
Shareholders' equity	1 509.3	1 486.2
Option premium payable	939.4	905.7
Derivative liability	2 843.9	2 016.7
JCI Limited loan	-	95.2
Other liabilities	146.2	137.7

Total equity and liabilities	5 438.8	4 641.5

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

SA Rand million	Share capital	Share premium	Treasury shares	Cash flow hedge reserve	Retained earnings	Total
Balance as at 31 December 2004	118.5	2 245.5	(3.1)	(1 367.9)	518.0	1 511.0
IFRS adjustment	–	–	–	–	(24.8)	(24.8)
Restated opening balance	118.5	2 245.5	(3.1)	(1 367.9)	493.2	1 486.2
Number of ordinary shares issued	35.5	603.6	–	–	–	639.1
Share issue costs	–	(6.9)	–	–	–	(6.9)
Tax effect due to rate change	-	-	-	(25.3)	-	(25.3)
Fair value adjustment	–	–	–	(309.0)	–	(309.0)
Recycling of fair value on maturing of derivatives	–	–	–	129.5	–	129.5
Attributable loss for the period	–	–	–	–	(407.4)	(407.4)
Unauthorised disposal of shares	-	-	3.1	-	-	3.1
Balance as at 31 December 2005	154.0	2 842.2	-	(1 572.7)	85.8	1 509.3

ABRIDGED CASH FLOW STATEMENT

Year ended

SA Rand million	31.12.05 Audited	31.12.04 Restated Audited
Cash flow (utilised in)/from operating activities	(112.5)	(147.0)
Cash flow utilised in investing activities	(103.0)	(261.5)
Cash flow from finance activities	410.2	399.8
Net increase/(decrease) in cash and cash equivalents	194.7	(8.7)
Cash and cash equivalents		
- at beginning of period	13.2	21.9
At end of period	207.9	13.2

BASIS OF ACCOUNTING

The accounting policies used to prepare the annual financial statements are in accordance with International Financial Reporting Standards (IFRS). These results form part of the Group's first IFRS annual financial statements and IFRS 1 - First-time Adoption of International Financial Reporting Standards have been applied.

ADJUSTMENTS TO PUBLISHED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

The Group has made certain adjustments to the published results, which were published on 17 February 2006. These adjustments resulted in a headline loss per share of 273.9 cents compared to the 282.3 cents as per the published results. The net loss for the year decreased by R7.9 million to R407.4 million. Shareholders equity per the annual financial statements is R1 509.3 million compared to the R1 529.0 million per the published results. The following significant adjustments were made to the published results:

- The finding of irregularities in the Western Areas Share Incentive Trust ("the Trust") resulted in the forensics department of KPMG Services (Pty) Ltd being engaged to investigate the Trust. The investigation indicates that Mr Brett Kebble, or entities related to him, benefited from alleged unauthorised share transactions in the Trust. Currently the Trust holds 640 WAL shares compared to the 500 640 it should hold, indicating that Mr Brett Kebble directly or indirectly removed the shares without compensation to the Trust. Mr Brett Kebble was the only participant of the Trust until his untimely death in September 2005. The Trust will lodge a claim against the estate of Mr Brett Kebble for R7.4 million in accordance with the Western Areas Share Incentive Scheme. However, the R7.4 million receivable has been impaired in the Group results.

- The decrease in the deferred taxation balance is as result of a R9.7 million credit in the income statement and a R28.6 million debit to the Cash flow hedge reserve.

The adjustments made had no impact on the production and unit results as per the published results.

The independent auditors' report by KPMG Inc. reflects an unqualified audit opinion with an emphasis of matter drawing attention to the going concern paragraph in the directors' report. The directors' state in their report that it is anticipated that the cash resources of WAL will be exhausted during the last quarter of 2006 and that they are reviewing the various options available to WAL to ensure adequate cash flows for the next 12 months. The options include, but are not limited to:

- Issue 10% of the current issued share capital for cash. At current market prices this will raise approximately R675 million
- Arranging a standby facility
- Rescheduling the derivative commitments such that less gold is hedged over the near term, but with a corresponding increase at a later period. The result will be that WAL will have no derivative obligations in the short term, allowing the build-up of production at South Deep Gold Mine to be funded predominantly from operational cash flows assuming a higher gold price.

The directors believe that if any of the above options are successfully concluded the Company will be able to meet its obligations as they fall due and that the Company will be a going concern in the year ahead. The audit report is available for inspection at WAL's registered office, 28 Harrison Street, Johannesburg, 2001.

NOTICE OF ANNUAL GENERAL MEETING

Shareholders are advised that the WAL annual general meeting will be held in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg, South Africa on Wednesday, 10 May 2006 at 10:00, to transact the business set out in the notice of annual general meeting.

Johannesburg

18 April 2006

SPONSOR

SASFIN CORPORATE FINANCE

WESTERN AREAS LIMITED
(Registration Number: 1959/003209/06)
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol: WARUY
CUSIP No: 957654304
("Western Areas")

RESIGNATION OF DIRECTOR

In compliance with rule 3.59 of JSE Limited Listings Requirements, the following information is disclosed:

Mr JC Lamprecht has resigned as a Director of Western Areas with effect from 10 March 2006.

Johannesburg
13 March 2006

Sponsor
Sasfin Capital
(A division of Sasfin Bank Limited)

WESTERN AREAS LIMITED

Incorporated in the Republic of South Africa
Registration number 1959/003209/06
Annual Report for the year ended 31 December 2005
("Western Areas" or "the Company")

NATURE OF THE BUSINESS

Western Areas is involved in the South African gold mining industry through its principal asset, a 50% interest in the South Deep Gold Mine ("South Deep"), in joint venture with Placer Dome South Africa (Pty) Limited ("Placer Dome"), a subsidiary of Barrick Gold Corporation.

SCOPE OF REPORT

The Company does not exercise sole management control over the Placer Dome Western Areas Joint Venture ("PDWA JV"), but through its representatives on the PDWA JV Board, jointly manages South Deep in respect of all issues, including performance, delivery and good corporate governance, which are the subject of this Annual Report.

In keeping with international trends, the Company has consolidated its reporting on occupational health and safety, HIV/AIDS, human resource development, environmental performance, community engagement and corporate social responsibility in the Sustainable Development section of the report on South Deep (page 51). Western Areas considers transformation of the mining industry and black economic empowerment crucial to the sustainable development of the South African economy. Accordingly, the Mining Charter scorecard is also dealt with in the Corporate Governance section.

To make the information more accessible, this report will comprise four sections, namely:

- Western Areas Corporate Information.
- South Deep Gold Mine.
- Western Areas Mineral Resources and Reserves.
- Western Areas Annual Financial Statements.

KEY ACHIEVEMENTS OF 2005

SOUTH DEEP

- 2 078 752 tonnes of ore was milled at South Deep at an average yield of 6.90g/t.
- A total of 461 119 ounces of gold was produced during 2005, the highest since the inception of the PDWA JV.
- South Deep produced a record 4 093kg of gold for the third quarter of 2005 at a cash cost below R70 000/kg.
- South Deep generated a free cash flow of R132 million as from May 2005.

WESTERN AREAS

- The average gold price achieved net of hedging of R69 371/kg was 11% higher than for 2004.
- A strong Rand resulted in a disappointing average gold price for the year of R91 944/kg.
- Rand unit cash costs of R75 365/kg were 3% lower than for 2004.
- A rights offer was successfully concluded in December 2005, which was oversubscribed by 87.8%. A total of 35.5 million new ordinary shares were issued against receipt of R639 million.

FORECAST VS ACTUAL 2005

PRODUCTION AND EXPENDITURE 2005

Imperial				Metric		
Forecast 2005	Actual 2005	Units	Parameters	Units	Actual 2005	Forecast 2005
1 195	**1 174**	tons	Ore milled (000s)	tonnes	**1 058**	1 086
0.196	**0.200**	oz/ton	Yield	g/tonne	**6.90**	6.70
233 762	**231 094**	oz	Gold sold	kg	**7 188**	7 281
355	**367**	$/oz	Cash costs	R/kg	**75 365**	68 500
420	**448**	$/oz	Total production costs	R/kg	**91 822**	81 000
36	**18**	$m	Capital expenditure	Rm	**113**	215

Notes:

i) R/$ conversion rate – Forecast 2005: R7.00/$; Actual 2005: R6.35/$

ii) Production volumes are inclusive of the first charge quantity payable by Placer Dome.

LOOKING AHEAD

- South Deep is forecast to produce 553 700 ounces in 2006 at a cash cost of R68 570/kg.
- South Deep expects to generate a positive free cash flow (at current gold prices) from the second quarter of 2006.
- South Deep will work to continue reducing cash operating costs.
- Western Areas will raise additional funds in support of the production build-up at South Deep and to meet current derivative obligations.
- Restructuring of the derivative structure will be considered.

ONE-YEAR FORECAST 2006

SAFETY, PRODUCTION AND EXPENDITURE FORECAST 2006

Imperial			Metric	
Forecast	Units	Parameters	Units	Forecast
0.7	Per 200 000 hrs	Lost Time Injury Rate	Per 200 000 hrs	**0.7**
1 299	tons	Ore milled (000s)	tonnes	**1 178**
0.217	oz/ton	Yield	g/tonne	**7.44**
281 660	oz	Gold sold	kg	**8 761**
322	$/oz	Cash costs	R/kg	**67 393**
403	$/oz	Total production costs	R/kg	**84 299**
32	$m	Capital expenditure	Rm	**207**

Notes:

i) R/$ conversion rate of R6.50/$

ii) Production volumes are inclusive of the first charge quantity payable by Placer Dome.

SUMMARY OF RESULTS

	Units	2005	2004	2003	2002	2001
Production						
Tonnes milled	000t	**1 058**	1 119	995	903	689
Yield	g/t	**6.90**	6.06	7.01	6.79	7.85
Gold produced	kg	**7 296**	6 781	6 974	6 141	5 411
	oz	**234 584**	218 025	224 227	197 419	173 983
Gold sold	kg	**7 188**	6 799	7 005	6 075	5 395
	oz	**231 094**	218 582	225 218	195 297	173 452
Cash costs	R/kg	**75 365**	77 873	69 861	66 070	53 996
	$/oz	**367**	373	287	196	194
Average gold price achieved (includes hedging)[1]	R/kg	**69 371**	62 289	76 647	98 189	79 335
	$/oz	**338**	298	315	291	286
Rand operating results						
Revenue from gold (excluding hedging)	Rm	**660.9**	573.6	619.9	629.7	414.2
Revenue from gold (including hedging)	Rm	**420.6**	381.4	582.4	596.5	428.0
(Loss)/Profit after taxation	Rm	**(407.4)**	7.9	460.7	(280.5)	33.0
Cash (utilised by)/from operating activities	Rm	**(112.5)**	(147.0)	43.1	(422.8)	85.3
Capital expenditure	Rm	**113.4**	277.9	417.4	430.7	391.4
Headline (loss)/earnings per ordinary share	cents	**(273.9)**	5.7	332.3	(289.0)	13.3
Financial position – Rand						
Cash and cash equivalents	Rm	**207.9**	13.2	21.9	76.4	1 104.1
Total assets	Rm	**5 438.8**	4 641.5	4 579.5	4 491.3	5 992.2
Working capital	Rm	**(177.6)**	(394.4)	(292.2)	154.3	1 554.2
Long-term liabilities	Rm	**3 362.4**	2 621.7	2 987.6	2 591.9	3 329.7
Shareholders' equity	Rm	**1 509.3**	1 486.2	1 135.6	1 774.2	2 574.5
Liability to equity ratio (excluding derivative)	%	**53**	54	87	78	62
Dollar operating results						
Revenue from gold (excluding hedging)	$m	**104.1**	88.4	81.9	72.5	47.9
Revenue from gold (including hedging)	$m	**66.3**	58.8	76.9	56.9	49.5
(Loss)/Profit after taxation	$m	**(64.2)**	1.2	60.9	(26.8)	3.8
Cash (utilised by)/from operating activities	$m	**(17.7)**	(22.6)	5.7	(40.3)	9.9
Capital expenditure	$m	**17.9**	42.8	55.1	41.1	45.3
Headline (loss)/earnings per ordinary share	US cents	**(43.2)**	0.9	43.9	(27.6)	1.5
Financial position – Dollar						
Cash and cash equivalents	$m	**32.9**	2.3	3.3	8.8	92.2
Total assets	$m	**859.4**	820.0	692.2	516.8	500.6
Working capital	$m	**(28.1)**	(69.7)	(44.1)	17.8	129.8
Long-term liabilities	$m	**531.3**	463.1	451.7	298.2	278.2
Shareholders' equity	$m	**238.5**	262.6	171.7	204.1	215.1
Liability to equity ratio (excluding derivative)	%	**53**	54	87	78	62
Exchange rates used in translation						
Assets, liability and equity (Spot at 31 December)	R/$	**6.328**	5.660	6.615	8.691	11.970
Income, expenses and cash flows (average)	R/$	**6.347**	6.490	7.573	10.480	8.642

[1] The gold price achieved excluding hedging adjustments was R91 944/kg and $448/oz for the year ended 31 December 2005 (2004: R82 997/kg and $410/oz).

Note: Production and financial information relates to Western Areas' proportional share of South Deep. Production information (gold produced, gold sold and cash costs) reflects Western Areas' current 50.875% entitlement of gold revenue in terms of the Joint Venture Agreement with Placer Dome.

MINING INFRASTRUCTURE

- The South Deep Twin Shaft Complex, under development since 1995 at a cost of more than R4 billion, and commissioned in November 2004, consists of a single drop Ventilation Shaft to a depth of 2 760 metres, and a single drop Main Shaft to 2 993 metres.
- The Twin Shaft Complex provides direct access for personnel and materials to levels previously serviced through sub-vertical shafts, thereby avoiding costly double handling arrangements.
- The skip capacity is 28 tonnes. The main winder is capable of hoisting 200 persons to and from the lowest levels of the Main Shaft every 10 minutes.

MINERAL RESOURCES AND RESERVES

- Western Areas' attributable interest in the Proved and Probable Mineral Reserve categories at South Deep amounts to 14.9 million ounces of gold as at 31 December 2005. Inclusive of the latter, the Company's attributable Mineral Resources are estimated at some 34.1 million ounces.
- The reduction in Mineral Resources and Reserves, in comparison with previous annual statements, is largely attributable to the revision of the geological model, in that it incorporates additional underground drilling and more geological controls, as well as the fact that the regional pillars were redesigned and enlarged to reduce seismic risk and improve pillar stability.
- The largest reduction in the Mineral Reserves applies to that part of the mining authorisation which falls below the existing infrastructure (Phase 2).
- The changes to the Mineral Reserves are not anticipated to have an impact on the mine plan as it relates to the next 20 years.

MECHANISATION

- More than 60% of the current production at South Deep is derived from fully mechanised trackless drift and fill, and benching methods.
- Long hole stoping has been introduced, particularly in the eastern sector of the mine, which will accelerate the production build-up. Although this will result in increased tonnages, lower average grades will result due to the application of a lower cut-off grade for this mining method.
- The future extent of mechanised mining is planned to increase, inclusive of mechanised destress mining.

REVENUE STREAM

- Western Areas is the beneficiary of 50.875% of the gold production for the Life of the Mine, plus an additional 1.75% of Placer Dome's attributable gold production should annual production exceed one million ounces.

MINING CHARTER

- Western Areas is prioritising its compliance with the Mining Charter, a transformation requirement for the South African mining industry.
- Through its subsidiary, Western Areas Prospecting (Pty) Limited ("WAPL"), the Company entered into a partnership with Peotona Gold (Pty) Limited ("Peotona Gold") subsequent to the year end. In terms of the partnership, Peotona Gold acquired a 26% shareholding in WAPL, whose assets will comprise those prospecting rights that are contiguous with South Deep, once granted.

PROSPECTING WORK PROGRAMMES

- In accordance with the Mineral and Petroleum Resources Development Act No 28 of 2002, the Company lodged a number of applications for the conversion of prior unused old order mineral rights, as well as two new applications, in an endeavour to consolidate prospecting rights adjacent to South Deep ("Contiguous Rights").
- Following the completion of the September 2005 Resource Model at South Deep, and subsequent Mineral Resource and Reserve estimates for 2005, the protocols recommended by an Independent Review Panel have been extended to estimate the Mineral Resources associated with the Contiguous Rights.
- On the finalisation and granting of the new form prospecting rights, the prospecting work programmes that formed part of the submissions will commence.

SAFETY RECORD

- The lost time injury frequency rate per 200 000 man hours worked declined from 0.66 in 2004 to 0.56 in 2005, which represents the best rate ever achieved at South Deep, and compares very favourably with Canadian and Australian Mining Industry rates of 0.62 and 0.81 respectively.
- A total casualty rate per million hours worked of 1.10 was the lowest achieved in the Gauteng Region, as was the mine fatality rate per million man hours worked of 0.06.
- The mine also achieved the following:
  - On 10 August 2005, 1 000 000 fatality free shifts for the total mine.
  - On 8 January 2006, 1 000 000 underground fatality free shifts.
  - On 10 January 2006, 365 days without a fatality.

SHARE STATISTICS

	Units	**2005**	2004	2003	2002
Shares in issue	000s	**154 053**	118 548	105 376	105 376
Price high	cents	**4 235**	4 500	4 950	4 780
Price low	cents	**1 780**	2 200	2 700	2 360
Closing year end price	cents	**4 235**	2 500	4 150	4 400
Market capitalisation	Rbn	**6.52**	2.96	4.37	4.64
Volume traded	million	**40.54**	14.21	15.38	132.77

KEY COMPONENTS OF THE JOINT VENTURE AGREEMENT ("JVA") BETWEEN PLACER DOME SOUTH AFRICA (PTY) LIMITED AND WESTERN AREAS LIMITED ("PDWA JV"), SIGNED 31 MARCH 1999

The PDWA JV is administered and governed by the PDWA JV Board. Western Areas and Placer Dome are each entitled to appoint three directors to the PDWA JV Board. The Placer Dome entitlement to appoint the chairman is dependent on Placer Dome maintaining an interest in excess of 40% in the PDWA JV.

The chairman has the casting vote, except for a wide range of defined issues where Board decisions could have a material impact on the business, in which event the decision must be unanimous. The JVA also makes special provision for related party transactions, all of which require unanimous Board approval. Where the Board cannot reach agreement, the issue is referred to the chief executive officers of Western Areas and Placer Dome for resolution, failing which the matter must be referred to an arbitrator.

The PDWA JV Board appoints on merit a chief executive officer ("CEO") (or executive general manager) for the mining operation, who is responsible for the overall operation of the business, and management thereof in accordance with the JVA and policies adopted by the PDWA JV Board. Specific tasks of the CEO include:

- Overseeing the implementation of approved capital development programmes.
- Recommending the appointment of senior staff for approval by the Board.
- Submission from time to time of capital programmes including funding obligations, schedules of expenditure, programme of work and criteria for completion.
- Submission of an annual budget.

The JVA incorporates a reciprocal right of first refusal, and provision is made for pre-emptive rights in the case of change of control of either of the joint venture partners.

Western Areas is the beneficiary of 50.875% of the gold production for the Life of the Mine of South Deep, plus an additional 1.75% of Placer Dome's attributable gold production should annual production exceed one million ounces. Expenses and capital requirements are funded on a 50:50 basis. The JVA prescribes certain penalties, including a permanent reduction in a Party's percentage participation through specified dilution formulae, in the event of a failure to meet its share of approved expenditures.



WESTERN AREAS CHAIRPERSON'S REVIEW

The year 2005 was a momentous one for Western Areas. February saw the official opening of the South Deep Twin Shaft Complex, which was commissioned in November 2004 after development costs of over R4 billion.

As incoming executive chairperson of Western Areas, the challenges are numerous and exacting. They relate not only to governance, but also to the obligations Western Areas has with regard the derivative structure, obtaining the mineral rights contiguous to South Deep, black economic empowerment and numerous legal matters. We have begun to build sound relations with our joint venture partner, and are paying close attention to operations at South Deep to ensure that the full potential of this exciting world-class asset is realised.

This overview will cover the challenges we face to get Western Areas operating effectively, efficiently, and in the best interests of all its stakeholders. Further details, where appropriate, will be provided in the relevant sections of the report.

PUTTING PEOPLE FIRST

Safety is key to a successful mine operation, and South Deep has paid particular attention to this matter. Without being complacent in any way, we recognise our improved safety record that includes one million fatality-free shifts and a total casualty rate per million man hours worked of 1.10 - the lowest achieved in the Gauteng region. It is also this safety consideration that informed the revised pillar layout used in the estimation of the Mineral Reserves, as the design adopted, and approved by the Independent Review Panel, reduces seismic risk and improves regional pillar stability.

RELATIONSHIP WITH JOINT VENTURE PARTNER

The 2004 Annual Report draws attention to a review being conducted by Western Areas to establish whether there were grounds for instituting action against Placer Dome. The Board, in considering the merits of the case, the legal costs incurred thus far, and the obstructive stance that the Company had previously adopted against its joint venture partner, decided not to pursue the matter further and has advised Placer Dome accordingly.

Following their successful acquisition of Placer Dome Inc in January 2005, the opportunity has emerged for the new management of Western Areas to engage with Barrick Gold Corporation ("Barrick") in a spirit of partnership. We see Western Areas playing an active, engaging and supportive role alongside Barrick, working closely together to build relationships and enhance sound working principles at South Deep. This will significantly improve the interaction between the joint venture partners, and have a positive effect on mine management and productivity.

Ongoing discussions with Barrick will centre on how they see their future in South Deep, completing the current feasibility study and developing a Life of Mine ("LoM") plan, acquiring the skill and resources required to make such a plan effective, and introducing broad-based black economic empowerment.

SOUTH DEEP MANAGEMENT

South Deep chief executive officer, John Bredenhann, ably brought the Twin Shaft Complex on stream under difficult conditions. Production has improved significantly.

Following John's decision to leave after the financial year end, Gordon Thompson was successfully recruited, who will take up the position of executive general manager at South Deep on 3 April 2006.

New challenges include building on the achievements to date, managing transformation in the context of a labour-intensive operation, exploiting the benefits associated with deep-level mechanised mining, and controlling South Deep costs while achieving the planned production build-up.

The partners will continue to offer support to a highly skilled management team in a coordinated and responsible manner to ensure that safety, production and transformation at South Deep meets budgets, plans and expectations. There will also be a greater focus on developing individual capacities and careers at South Deep, as well as drawing on opportunities presented by our joint venture partner. Particular attention will be paid to transformation and the opportunities for advancement and training of women and black people in all spheres of the mine's endeavours.

MINERAL RESOURCES AND RESERVES

Given the importance of gaining a better knowledge of the ore body, the joint venture partners commissioned an Independent Review Panel ("IRP") to review the Mineral Resources and Reserves at South Deep. The IRP reviewed the data integrity, geological interpretation, resource and reserve estimation procedures, mine design and LoM planning for South Deep. This review, in association with the relevant Competent Person at South Deep, has resulted in the reduction of Mineral Reserves from 55.6 million ounces to 29.3 million ounces.

SOUTH DEEP PRODUCTION

The focus of South Deep management, and the joint venture partners, is to ensure that production is optimised through the utilisation of the Twin Shaft Complex and associated infrastructure. While the third quarter of 2005 saw the best operating results since the inception of the joint venture the fourth quarter, though not as productive, nonetheless outperformed the comparable quarter in 2004.

South Deep is presently conducting a detailed feasibility study aimed at defining the capital expenditure required to achieve optimum production levels at the mine. This study, together with the IRP report, will underpin a new LoM plan that will guide the decisions to be taken by the joint venture partners as regards future development and operating levels.

Western Areas recognises that increased and consistent gold production will be the most effective manner in which to address the derivative commitments.

THE DERIVATIVE STRUCTURE

The gold price was in the vicinity of $270/oz when the Western Areas derivative structure was put in place. As this financial position has not been adjusted since, much of the benefit of the subsequent rise in the gold price has been lost to the Company.

The Board is considering a number of alternatives to address this situation. The appropriate action will depend on the perceived future spot gold price and the ability to raise additional capital, which could be partially applied to rearrange the derivative position.

GOLD AND CURRENCY MARKET

The Rand had a further strong year, starting 2005 at R5.66/$, weakening to a low of R6.87/$ on 14 June 2005, and closing the year at R6.33/$. The average exchange rate of the Rand for the year was R6.35/$.


Rand/Dollar (close)
Rand
7.00
6.75
6.50
6.25
6.00
5.75
5.50
5.25
5.00
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05

The Dollar spot gold price started 2005 at $439/oz, remaining relatively constant (with minor fluctuations) through to late July, whereafter it rose sharply to reach a spike of $528/oz on 12 December, closing the year at $515/oz. The average Dollar gold price for the year of $445/oz compares with $271/oz in 2001, $310/oz in 2002, $363/oz in 2003 and $410/oz in 2004.

Since 2001, the Dollar gold price has risen by 64%, while the average Rand gold price has declined from R112 000/kg to R90 869/kg, due largely to the strength of the Rand, the latter having strengthened from R10/$ to the current R6.35/$ over the period. However, by comparison with 2004, the average Rand gold price for 2005 rose by 7%.



Spot gold price (close)
540
520
500
480
460
440
420
400
Dollar/oz
110 000
105 000
100 000
95 000
90 000
85 000
80 000
75 000
70 000
Rand/kg
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05
Gold price $/oz
Gold price R/kg

The average spot gold price achieved by the Company increased from $410/oz in 2004 to $448/oz in 2005, excluding the derivative structure. The benefit of the improved gold price was, however, partially negated by the strengthening of the Rand, which averaged R6.5009/$ in 2004 and R6.3837/$ in 2005, resulting in Rand gold prices of R82 997/kg and R91 944/kg respectively. The improved Dollar gold price was further offset by the sold call options in the derivative structure. Nevertheless the average gold price achieved was $338/oz relative to $298/oz in 2004.

BLACK ECONOMIC EMPOWERMENT ("BEE")

The commentary on broad-based black economic empowerment on page 9 of the 2004 Annual Report to the effect that "Given that BEE effective equity participation in Western Areas exceeds 15%..." potentially gives rise to the misunderstanding that this was a Western Areas initiative. However, it must be emphasised that the envisaged transaction involving the Inkwenkwezi Consortium was supported by Randgold & Exploration Company Limited ("Randgold") and hence all engagement and financial arrangements were with Randgold, albeit that empowerment was through the acquisition of Western Areas shares. The proposed purchase of the 11.6% shareholding in Western Areas held by Anglo American Plc's wholly-owned subsidiary, Anglo South Africa Capital (Pty) Limited ("Anglo"), did not materialise. Thus there was, in fact, no empowerment of Western Areas in place.

The new Board of Western Areas has had the opportunity to review what it considers to be its ideal outcome in the context of broad based black economic empowerment, the principles of which are summarised as follows:

- BEE provides a unique opportunity for real engagement with the communities that surround and service South Deep, as well as the potential development of the contiguous mineral rights.
- The extent to which Western Areas' freehold land in close proximity to South Deep can be used for emerging agricultural use should be examined.
- Corporate Social Investment ("CSI") and procurement spend of Western Areas should, to the maximum possible extent, be focused on creating opportunities for Small and Medium Enterprises and entrepreneurial development. Western Areas will engage with its joint venture partner and mine management to explore these opportunities.
- A BEE partnership trust should be established for the direct benefit of the communities that interact, or are associated with the mine, as identified in the draft South Deep Social and Labour Plan.

Guided by these principles, Western Areas has entered into a partnership with Peotona Gold (Pty) Limited ("Peotona Gold") as its BEE partner to apply for the granting of new form prospecting rights contiguous with South Deep. A key driver in the empowerment agreement is the condition that two-thirds of the benefits that will flow from the partnership will be for the benefit of local communities. Once the prospecting rights are granted by the Department of Minerals and Energy ("DME"), the successful implementation of the planned programmes will facilitate constructive engagement with South Deep and the local communities.

The above transaction only pertains to the contiguous mineral rights. The PDWA JV has the obligation to be 15% empowered by 2009, rising to 26% by 2014. This matter is the subject of ongoing discussions between the partners.

CONTIGUOUS MINERAL RIGHTS

Western Areas applied for the conversion of its unused old order mineral rights to new form prospecting rights, in keeping with the Mineral and Petroleum Resources Development Act No 28 of 2002 ("the MPRD Act").

All of the Western Areas applications submitted to the DME in the Gauteng Region have been approved, subject to certain conditions precedent. However, as applications lodged by JCI Gold Limited ("JCIG") and Goldridge Gold Mining Company (Pty) Limited ("Goldridge") (in which Western Areas has a 36% shareholding) for certain unused old order mineral rights adjacent to South Deep were rejected by the DME, Western Areas submitted new applications for the latter properties in December 2005.

RESULTS OF THE RIGHTS OFFER

A rights offer of 35.5 million shares, which closed on 15 December 2005, raised R639 million and was 87,8% oversubscribed. In addition to retiring the JCI Limited bridging loan of R407 million, the proceeds of the offer will provide part funding for future capital expenditure at South Deep and derivative obligations.

RESULTS FOR 2005

There are a number of encouraging improvements in the year's results that are worth noting:

- As a consequence of the improved production, and the increase in the average gold spot price of R91 944/kg in 2005 (from the average gold spot price of R82 997/kg in 2004), Western Areas achieved a revenue of R660.9 million, excluding any hedging – the highest annual revenue generated to date.

- The mine generated R111 million cash at an operational level, which is an improvement of 144% from 2004.
- South Deep was only R2 million cash negative after capital expenditure, in comparison to R233 million in 2004.

The cost of the derivative structure to the Company was R22 573/kg of gold for 2005 (2004: R20 708/kg), as the average gold price achieved was R69 371/kg (2004: R62 289/kg).

The revaluation losses from the derivative structure relating to the depreciation of the Rand relative to the Dollar of R0.6675/$ for 2005, compared to the gains in 2004 of R0.9600/$, resulted in a net loss of R407.4 million, compared with the restated profit of R7.9 million for 2004.

LEGAL MATTERS

There are a number of legal matters pending. These include:

Restructuring of the JCI Group in 1999/2000

With reference the prosecution of Western Areas, Brett Kebble, Roger Kebble and Hennie Buitendag by the State in the matter of transactions implemented in respect of the restructuring of the JCI Group in 1999/2000, the Director of Public Prosecutions recently advised that it will not proceed with the prosecution against the Company.

The Western Areas Share Incentive Trust

The Western Areas Share Incentive Scheme ("the Scheme") was approved by shareholders and implemented on 6 January 1999 by way of the establishment of the Western Areas Share Incentive Trust ("the Trust").

The finding of irregularities in the Trust resulted in the forensic department of KPMG Services (Pty) Limited being engaged to investigate the Trust. The investigation indicates that Mr Brett Kebble, or entities related to him, benefited from alleged unauthorised share transactions within the Trust.

Mr Brett Kebble was the only participant in the Trust at the time of his death, at which point 500 640 Western Areas shares were held. However, evidence suggests that Mr Brett Kebble, directly or indirectly, removed 500 000 shares from the Trust, as the Trust currently only holds only 640 shares.

Accordingly, the Trust will lodge a claim against the estate of the late Mr Brett Kebble to the value of R7.4 million for the outstanding vested shares in accordance with the Scheme. The matter is the subject of further investigation, and every effort will be made to finalise the matter shortly.

South Deep Insurance Claim

The insurance claim arising from the damage to the South Shaft No. 1 Sub-Vertical Shaft in January 2004 has been resolved, to the extent that the insurers have approved a net settlement of $11.5 million post year end.

LEVEL 1 ADR PROGRAMME

The Bank of New York continues to be the depository bank for the Company's Level-1 ADR programme, which trades under the ticker symbol "WARUY". One ADR represents one existing ordinary Western Areas share. There are indications of increasing international interest in Western Areas shares, particularly as South Deep begins to deliver on plan. As of 1 March 2006, ADR holdings comprised 4.4% of the total ordinary shares in issue.

CAPITAL RAISING

The Company needs to ensure adequate capital funding to meet the cost of the derivative structure and the costs associated with the plan to increase production levels. As it is anticipated that existing cash reserves will be suffient only until the end of the third quarter of 2006, it will be necessary to refinance the Company by way of an issue of shares. The objective of this will be to:

- Have the cash to meet the Company's obligations to fund its share of South Deep as it strives to produce a sustainable revenue stream in line with the anticipated mine plan (to be finalised once the feasibility study has been completed).
- Provide a base for debt repayment and ensure long-term capital stability.
- Reduce the hedge commitment so that stakeholders can participate in any upside in the Rand gold price experienced over the life of the derivative structure.

RECENT DEVELOPMENTS

On 9 March 2006, Harmony Gold Mining Company Limited ("Harmony") announced that it had bought a 29.2% stake in Western Areas. This was effected by acquiring 37.4 million shares from Allan Gray Limited and a further 7.6 million shares on the open market. Accordingly, Harmony now has a 14.6% indirect stake in South Deep.

The Western Areas Board and management see this development as providing meaningful new opportunities. A number of fruitful meetings have been held with Harmony's chief executive officer, Bernard Swanepoel. We will continue to explore ways in which, through Harmony's investment in Western Areas, value can be added in the interest of all shareholders.

RECOGNITION

There have been significant changes to the management of Western Areas, creating a new, highly motivated and skilled team that is supported by a vigorous independent Board.

I would like to pay special tribute to my colleagues who have assisted me greatly during the difficult months that I have been executive chairperson. I am confident that we are moving into a new era where stakeholders will continue to enjoy the benefits of both the improved performance of the asset and the enhanced reputation of the Company.

Gill Marcus
Executive chairperson
28 March 2006



DIRECTORS IN OFFICE AS AT 28 MARCH 2006



Gill Marcus (56)
BCom
(Executive chairperson, chairperson of the Executive Committee and member of the PDWA JV Board)
Date of appointment: 17 November 2005
A member of the ANC National Executive Committee from 1991 to 1999 and Member of Parliament from 1994 to 1999, Ms Marcus served as Deputy Minister of Finance from 1996 to 1999. She served as Deputy Governor of the South African Reserve Bank from 1999 to 2004. She is Professor: Policy, Leadership and Gender Studies at the Gordon Institute of Business Science, board member of Bidvest Limited and the International Marketing Council, and also serves on the Advisory Board of the Auditor General.



Steven Allan Levitt (52)
CA (SA)
(Chief financial officer, member of the Executive Committee, member of the PDWA JV Board, the PDWA JV Financial Advisory Committee and the PDWA Environmental Trust)
Date of appointment: 10 January 2006
Steven Levitt joined Macsteel Holdings (Pty) Limited in 1980 as a chartered accountant, and was the Deputy Chairman of Macsteel Holdings (Pty) Limited and Macsteel International Holdings BV when he left the group in 1999. He is also a director of Amalgamated Appliance Holdings Limited.



Alan Alexander McGregor (58)
BSc, BA (Hons)
(Non-executive director, member of the Remuneration Committee and chairperson of the Nomination Committee)
Date of appointment: 6 November 2002
Sandy McGregor joined Allan Gray Limited in October 1991 and became a director in 1997. Previously, he worked for the Gold Fields Group for 22 years.



David Morris Nurek (56)
Dipl. in Law, Grad & Dipl. in Advanced Company Law
(Non-executive director and chairperson of the Remuneration Committee)
Date of appointment: 17 November 2005
Dave Nurek practised as an attorney with Sonnenberg Hoffmann & Galombik for 32 years, including 23 years as a partner, the last nine years of which was as chairman of the firm. He left the firm to join the Investec Group in July 2000. He is currently the regional chairman of Investec's various businesses in the Western Cape and also serves as a global head of legal risk for the Investec Group. He serves as a non-executive director of a number of listed companies including, *inter alia*, as non-executive chairman of JCI Limited and Randgold & Exploration Company Limited.



Hans Jurie Smith (65)
BSc (Engineering Metallurgy); BSc (Engineering Mining)
(Independent non-executive director, member of the Audit and Nomination Committees and alternate member on the PDWA JV Board)
Date of appointment: 14 December 2005
Hans Smith worked for Gold Fields South Africa Limited for five years from 1965, starting as a miner and was then promoted to technical assistant to the chief consulting engineer. He then worked at Gencor for 19 years in a range of positions, starting as a senior investment analyst and ending as chief executive for New Business Development. He was chief executive and managing director at Iscor Limited from 1993 and executive chairman from 1995. He also served as chairman of Kumba Resources Limited until November 2002.



Ignatius Simon Sehoole (46)
BCompt (Hons) (Unisa), CA (SA)
(Independent non-executive director, chairperson of the Audit Committee and member of the Remuneration and Nomination Committees)
Date of appointment: 14 December 2005
Having served as an articled clerk at Deloitte and Touche from 1989 to 1991, Ignatius Sehoole was appointed risk audit manager at Transnet Limited in 1991. He joined Fedics Food Service in 1992 as group internal audit manager and left in 1997 as managing director, inland. He was a senior executive at Murray and Roberts Contractors SA from 1998 to 1999 before joining the SA Institute of Chartered Accountants as executive president, a position he still holds. He is a director of The International Federation of Accountants; Eastern, Central and Southern African Federation of Accountants and the Public Investment Corporation. He chairs the Audit Committee of the National Treasury and was a member of the Ministerial Review Panel for the Accounting Professions Bill. He serves on the King Committee on Corporate Governance and Accounting Standards Board.



John Roger Dixon (56)
Pr Eng BSc (Mining) Hons FSAIMM
(Independent non-executive director, member of the Audit and Nomination Committees, and member of the PDWA JV Board, the PDWA JV Technical Advisory Committee and the PDWA Environmental Trust.
Date of appointment: 10 March 2005
Roger Dixon has over 30 years experience in the mining industry, which has included deep level mining and the development of mechanisation in gold mines. He previously served in operational capacities with Anglo American Gold and Uranium Divisions, Avgold and Metorex. He is currently a corporate consultant and partner of SRK Consulting.



Shamrita Singh (33)
BA LLB LLM
(Company secretary and legal advisor, member of the Executive Committee)
Date of appointment: 1 March 2006
Shamrita Singh was admitted as an attorney on 2 March 1999 after having completed her articles at Deneys Reitz Attorneys. She has experience in commercial law with a particular emphasis on banking and finance, having worked at Gensec Bank Limited and FNB Commercial. She has a keen interest in human rights and has also worked at a development finance institution. She was recently awarded a Chevening Scholarship and completed an LLM degree in International Human Rights at the University of Nottingham.

PRINCIPLES OF CORPORATE GOVERNANCE AND STRUCTURES

The reconstituted Board of Directors affirms its commitment to the principles of transparency, integrity and accountability, as well as timeous, relevant and meaningful reporting to all stakeholders.

It ensures that the Company's business is conducted in accordance with high standards of corporate governance. These standards are entrenched in the system of internal controls, procedures and the policies governing corporate conduct.

The directors endorse and are of the opinion that the Company adheres to the Code of Corporate Practices and Conduct as set out in the King II report with the following exception: The Code recommends a separation between the office of the chief executive officer of the Company and the chairperson of the Board of Directors of the Company; the Code further recommends that the chairperson be a non-executive director. The Company's Board of Directors unanimously appointed Ms Gill Marcus as executive chairperson on 17 November 2005. For this reason, and due to the appointment of Mr Steve Levitt as chief financial officer of the Company, and the appointment of a chief executive officer (executive general manager) at the PDWA JV, the Company's Board is of the opinion that it is not necessary to appoint a chief executive officer.

Ongoing action is being taken to further align current practices with the Report's recommendations. During the 2003 financial year, the Company adopted Board, Audit, Remuneration and Nomination Charters/Terms of Reference, as well as a Code of Conduct. These charters and terms of reference are all currently under review.

The principles contained in King II are reflected in the Company's corporate governance structures, which will be reviewed from time to time to take into account organisational changes. The Board and management actively review and enhance the systems of control and governance on a continuous basis to ensure that the business is managed ethically and within prudently determined risk parameters.

THE BOARD OF DIRECTORS

The Company has a unitary Board comprising two executive directors, two non-executive directors and three independent non-executives.

All the directors bring to the Board a wide range of expertise, as well as significant financial, commercial and technical experience and other skills that enable them to bring an independent judgment to Board deliberations and decisions.

All directors have the requisite knowledge, experience and ability required to properly carry out their duties in meeting the present and future requirements of the Company. Moreover, as a Board, their individual capacities are enhanced by shared thinking and vigorous engagement. All participate actively in proceedings at meetings, whether present personally or by teleconference facility.

The Board is responsible for setting the direction of the Company through the establishment of strategic objectives and key policies. It monitors the implementation of strategies and policies through a structured approach to reporting on the basis of agreed performance criteria and defined, written delegations to management concerning the planning and implementation of such objectives and policies.

The Board meets quarterly, or more frequently if circumstances require, to review matters specifically reserved for its decision, including financial and operational results, and to consider issues of strategic direction, major acquisitions and disposals, approval of major capital expenditure, and any other matters having a material effect on the Company.

The Board has a Charter setting out its mission, role, duties and responsibilities and, in particular, important aspects concerning the following:

- The directors' fiduciary responsibilities.
- Leadership of the Board.
- Induction of new directors.
- The Board's relationship to staff and external advisors, as well as unrestricted access to Company records.
- Board meetings and procedures.

The directors have a responsibility, in terms of the Board Charter, to become acquainted with all of their duties, as well as the issues pertaining to the operations and business of the Company, to enable them to fulfil their duties. An induction programme is in place to assist new directors. This includes background materials, meetings with senior management and visits to the Company's operation and/or projects.

In terms of the Board Charter, the directors are assessed annually, both individually and collectively as a Board.

The Board as a whole approves the appointment of new directors, on recommendation from the Nomination Committee, which appointment must be ratified by shareholders at the Annual General Meeting.

All directors, in accordance with the Company's Articles of Association, are subject to retirement by rotation and re-election by shareholders.

The Board has established a number of standing committees, which are answerable to the Board, namely:

- The Executive Committee.
- The Audit Committee.
- The Nomination Committee.
- The Remuneration Committee.

These committees operate within the defined terms of reference laid down in writing by the Board. The Audit, Nomination and Remuneration Committees are each chaired by an independent non-executive director and consist entirely of non-executive directors.

Board meetings attended

Director	Designation	Appointed	Resigned	Attended
Number of meetings held during the year				**5**
Gill Marcus (Ms)	Executive chairperson	17.11.2005		n/a
Mafika Mkwanazi#	Non-executive chairperson		31.12.2005	5
Brett Kebble	Chief executive officer		24.08.2005	4/4
Chris Lamprecht	Financial director		10.03.2006	5
Gordon Miller	Executive		06.05.2005	0/2
Mark Barnes	Non-executive		03.02.2004	n/a
Roger Kebble	Non-executive		27.07.2005	1/3
Sandy McGregor	Non-executive			5
Dave Nurek	Non-executive	17.11.2005		n/a
Sello Rasethaba	Non-executive		24.08.2005	4/4
Vaughan Bray	Independent non-executive		31.12.2005	5
Roger Dixon	Independent non-executive	10.03.2005		3/4
Ferdi Lips	Independent non-executive	26.05.2005	29.09.2005*	n/a
Ignatius Sehoole	Independent non-executive	14.12.2005		n/a
Hans Smith	Independent non-executive	14.12.2005		n/a
George Poole	Alternate director to Gordon Miller		06.05.2005†	1/1

* Deceased † Withdrew

Relinquished chairmanship on 24.08.2005

ACCOUNTABILITY AND CONTROL

To enable the directors to meet their responsibilities, the Board sets standards and requires management to implement systems of internal control aimed at reducing the risk of error, fraud or loss in a cost-effective manner.

These controls include the proper delegation of responsibilities within a clearly defined framework, effective accounting procedures and adequate segregation of duties. The controls are monitored throughout the Company, and all employees are required to maintain the highest ethical standards in ensuring that the Company's business practices are conducted in a manner that is beyond reproach.

The Company's internal audit function, established by the Board, independently appraises the Company's internal controls and reports its findings to the Audit Committee. In compliance with the recommendations of the King II Report, the Audit Committee currently comprises independent non-executive directors. The Company's Audit Committee meets quarterly, and is chaired by an independent non-executive, as recommended in King II. The audit approach entails a thorough comprehension of the Company's financial and accounting objectives, and analysis of the underlying systems and procedures. The audit plan is determined annually, based on the relative degrees of inherent risk of each function. The independence of the internal audit has been achieved by outsourcing the function to the Internal Audit Services of KPMG, who report directly without interference to the Audit Committee.

This matter has been reviewed and a decision taken to continue to outsource the internal audit function, but no longer to KPMG, given that they are the Company's external auditors. A process is under way to appoint a new firm of internal auditors.

Relevant findings arising from audit procedures are brought to the attention of the Audit Committee and, if necessary, to the Board.

The directors are of the opinion that, based on the information and explanations given by management and the internal auditors, and on comments by the external auditors on the results of their audit, the internal accounting controls are adequate, and hence the financial records may be relied on in preparing the financial statements and maintaining accountability for assets and liabilities.

BOARD COMMITTEES

The Board has established a number of standing committees to enable it to properly discharge its duties and responsibilities and to effectively fulfil its decision-making process.

Status of Committees as at 28 March 2006

Executive Committee	Audit Committee	Nomination Committee	Remuneration Committee
Recommends policies and strategies; monitors implementation; deals with all executive business; responsible for all material matters not reserved for the Board; co-ordinates and monitors resources to achieve the Company's aims.	Monitors the adequacy of financial controls and reporting; reviews the audit plans of internal and external auditors; ascertains the reliability of the audit; ensures that financial reporting complies with IFRS and the Companies Act.	Considers suitable nominations for appointments to the Board and makes appropriate recommendations in regard thereto.	Establishes the overall principles of remuneration and determines the remuneration of executive directors; considers and reviews and approves the Company's policy on executive remuneration and communicates this to stakeholders in the Annual Report.
Gill Marcus# Steve Levitt Pieter Henning* Steve Tainton* Shamrita Singh*	Ignatius Sehoole# Roger Dixon Hans Smith	Sandy McGregor# Hans Smith Ignatius Sehoole Roger Dixon	Dave Nurek# Sandy McGregor Ignatius Sehoole

Chairperson
* Senior managers

The following information reflects the composition and activities of these committees:

Executive Committee

The Executive Committee, comprising executive directors and senior managers, meets weekly to monitor strategic objectives and policies through a structured approach to reporting on the basis of agreed performance criteria and for the detailed planning and implementation of such objectives. Members of the committee contribute a diverse range of professional skills across the broad spectrum of the Company's activities. Certain non-executive directors attend by invitation.

Audit Committee

The primary responsibility of the Audit Committee is to assist the Board of Western Areas in carrying out its duties relating to reviewing the financial results, accounting policies, internal control, financial reporting practices and identification of exposure to significant risks.

The internal audit plan is determined annually, based on the relative degree of the inherent risk within the Company's operations. The overall effectiveness of internal auditing in the Company is achieved through the development, adoption and implementation of audit standards, methodologies and techniques. Ongoing training programmes ensure that those tasked with this responsibility remain abreast of current developments and practices.

The Audit Committee also evaluates the performance, independence and effectiveness of the external auditors and considers any non-audit services to determine whether or not such services substantively impair their independence as external auditors. The Audit Committee discusses and reviews with the external auditors their engagement letter and the terms, scope and nature of the audit function, procedure and engagement, as well as the audit fee.

The committee is chaired by an independent non-executive, and meets on a quarterly basis (and any other time if required), primarily to review quarterly results and any financial reports.

The purpose of the Audit Committee is to assist the Board in discharging its duties relating to the safeguarding of assets, the operation of adequate systems, financial control and reporting processes, and the preparation of accurate financial reporting and financial statements in compliance with all applicable legal requirements and accounting standards. The Audit Committee also provides a forum for discussing business risk and control issues, for developing relevant recommendations for consideration by the Board, and for overseeing the activities of the Company's internal and external audit functions.

Audit Committee meetings attended

Director	Designation	Resigned	Attended
Number of meetings held during the year			**4**
Vaughan Bray#	Independent non-executive	31.12.2005	4
Mafika Mkwanazi	Non-executive chairperson	31.12.2005	2/2
Roger Kebble	Non-executive	27.07.2005	0/2
Sello Rasethaba	Non-executive	24.08.2005	2/3

Chairperson of Audit Committee

Hedging Committee

The Hedging Committee meets with Andisa Capital (Pty) Limited ("Andisa") on a regular basis to review market conditions and existing and future hedging strategies. Andisa does not perform an executive or decision-making role. Advice is also sought from other outside advisers on a regular basis. Major decisions are referred to the Board for consideration and approval.

As at the year end, the Hedging Committee comprised Mr Chris Lamprecht with Andisa as advisors. Currently, the committee comprises Mr Steve Levitt and Mr Pieter Henning.

Remuneration Committee

The Remuneration Committee is responsible for making recommendations to the Board to ensure that the Company's executives are appropriately rewarded for their contributions to the Company's performance. The committee is also responsible for considering remuneration levels and conditions of service in order to ensure that they are fair and accord with the Company's remuneration philosophy, and to recommend to the Board the level of fees to be paid to directors who serve on the Board and associated committees.

The committee met once during the year under review.

Particulars relating to directors' emoluments and their interests in the issued share capital of the Company are set out in full in the Directors' Report on pages 83 and 84 respectively.

Remuneration Committee meetings attended

Director	Designation	Resigned	Attended
Number of meetings held during the year			**1**
Sandy McGregor#	Non-executive		1
Vaughan Bray	Independent non-executive	31.12.2005	1

Chairperson of Remuneration Committee

Nomination Committee

The Nomination Committee has the responsibility of making recommendations to the Board on the appointment of new executive, independent non-executive, and non-executive directors, including the responsibility for making recommendations on the size, structure and composition of the Board generally.

The committee is also charged with the responsibility of identifying and nominating suitable candidates for the approval of the Board, to fill Board vacancies as and when they arise.

The committee is required to put in place succession plans for the chairperson of the Board.

Nomination Committee meetings attended

Director	Designation	Resigned	Attended
Number of meetings held during the year			**2**
Mafika Mkwanazi#	Non-executive chairman	31.12.2005	2
Vaughan Bray	Independent non-executive	31.12.2005	2
Sandy McGregor	Non-executive		2

Chairperson of Nomination Committee

PLACER DOME WESTERN AREAS JOINT VENTURE BOARD AND COMMITTEES

The PDWA JV Board, as at 31 December 2005, comprised the following members: Messrs Peter Tomsett (Chairman), John Bredenhann (CEO), Sam Coetzer, Rob King, Chris Lamprecht, Roger Dixon and Steve Tainton.

The PDWA JV Board and associated committees have historically met on a quarterly basis during the year. While PDWA JV will continue to meet quarterly, the functioning of the sub-committees is under review, including frequency of meetings.

The chairman of the PDWA JV Board is appointed by Placer Dome, and has a casting vote at Board meetings. The changes in personnel at Placer Dome arising from the Barrick takeover, as well as at South Deep and at Western Areas, has given rise to new representation on the PDWA JV Board. The new chairman is Mr Peter Kinver, chief operating officer of Barrick, while Gordon Thompson will replace John Bredenhann as executive general manager on 3 April 2006.

The Western Areas representatives on the PDWA JV Board and associated committees as at 28 March 2006 are:

PDWA JV Board

- Gill Marcus (alternate, Hans Smith)
- Steve Levitt (alternate, Pieter Henning)
- Roger Dixon (alternate, Steve Tainton)

Technical Advisory Committee

- Roger Dixon
- Steve Tainton

Financial Advisory Committee

- Steve Levitt (alternate, Pieter Henning)

Placer Dome Western Areas Environmental Trust

- Steve Levitt
- Roger Dixon

ANNUAL FINANCIAL STATEMENTS

The directors are required by the Companies Act to prepare annual financial statements that fairly present the state of affairs of the Company, and the results of its operations. The external auditors are responsible for independently examining, reviewing and reporting their findings on these financial statements.

The financial statements as set out in this report have been prepared by management in conformity with International Financial Reporting Standards ("IFRS"), and are based on appropriate accounting policies which have been consistently applied and which are supported by reasonable and prudent judgment and estimates. The 2005 financial statements represent the Company's first consolidated financial statements in accordance with IFRS. The independent auditors' report is set out on page 81.
The directors are of the opinion that the annual financial statements fairly present the financial position of the Company and the results of its operations and cash flow information for the year ended 31 December 2005.

COMPANY SECRETARY

The company secretary is required to provide the directors of the Company, collectively and individually, with detailed guidance as to their duties, responsibilities and powers. The company secretary is required to ensure that the directors are aware of all laws, legislation, regulations and matters of ethics and good governance relevant to, or affecting, the Company.

All directors have access to the advice and services of the company secretary and, with the prior agreement of the executive chairperson, are entitled to seek independent professional advice concerning the affairs of the Company at its expense.

A new company secretary, Ms Shamrita Singh, was appointed on 1 March 2006.

CODE OF CONDUCT

The Company has approved and adopted a Code of Conduct to enable its business practices to be guided by core values and ethical considerations, as well as compliance with appropriate legislation. It requires all directors and employees to act with the utmost good faith, integrity and in the best interests of the Company in all transactions and with all stakeholders with whom they interact.

PRICE-SENSITIVE INFORMATION

In accordance with JSE Limited ("JSE") guidelines on price-sensitive information, the Company has a policy dealing with the determination of information as price-sensitive, confidentiality undertakings and discussions with the press, institutional investors and analysts. The Company follows a 'closed-period' principle, during which period employees, consultants, executives and directors are prohibited from dealing in the Company's shares.

COMMUNICATIONS

The Company communicates with institutional and private investors when required. Communication is on the basis of promptness, relevance, transparency and substance over form, having due regard to statutory, regulatory and other directives prohibiting the dissemination of unpublished and price-sensitive information by the Company and its officers.

Investor briefings, which include telephonic and web-based conference calls, are held occasionally when the Company's results are announced at quarterly intervals and when events require disclosure and discussion. The Company also has a website containing up-to-date information. The Company's website address is www.westernareas.co.za

SPONSOR

Sasfin Capital, a division of Sasfin Bank Limited, acts as sponsor to the Company in compliance with the Listings Requirements of JSE Limited.

MARKET LISTINGS AND SHARE PRICES

The principal market for Western Areas' shares is the JSE. As a constituent of the All Share Index, Western Areas' shares trade through the STRATE system.

Western Areas has a Level-1 American Depository Receipt ("ADR") programme with the Bank of New York, as the depository bank for the Company, which trades under the ticker symbol "WARUY".

Closing JSE share prices are published in most national and regional South African newspapers and are available during the day on the Western Areas website as well as others. Share prices are also available on I-Net Bridge, Reuters and Bloomberg.

SUPPLEMENTARY INFORMATION

Computershare Investor Services 2004 (Pty) Limited ("Computershare") is the Company's transfer secretary. All enquiries and correspondence concerning shareholdings should be directed to the transfer secretaries. Computershare's contact details are listed on the inside back cover of the Corporate Directory section of this report. Shareholders must notify Computershare promptly in writing of any change of address.

EFFECTS AND IMPLICATIONS OF THE ANNUAL GENERAL MEETING

The notice of the annual general meeting as set out on page 126 will have the following effects and implications:

Item

1) To approve the audited annual financial statements for the year ended 31 December 2005.
2) To elect Ms G Marcus and Messrs DM Nurek, SA Levitt, IS Sehoole, HJ Smith as directors of the Company.
3) To re-appoint KPMG Inc as auditors of the Company until the conclusion of the next annual general meeting.

Special business

4) To increase the authorised share capital of the Company.
5) To place a certain portion of the unissued ordinary shares under the control of the directors.
6) To authorise the directors to issue shares for cash.

MINING CHARTER

The Broad-based Socio-Economic Charter for the South African Mining Industry ("the Mining Charter") developed collaboratively between the mining industry and the South African Government was ratified in October 2002, following the development of legislation in the form of the MPRD Act.

In an effort to monitor the progress mining companies are making with regard to these socio-economic elements, a Mining Scorecard has been developed by the Department of Minerals and Energy ("the DME"). The elements contained in the scorecard include:

- Human resource development.
- Employment equity.
- Migrant labour.
- Mine community and rural development.
- Housing and living conditions.
- Procurement.
- Ownership and joint ventures.
- Beneficiation.
- Reporting.

All mining companies are required to report progress on each of these elements. Below is a summary of progress of the PDWA JV at South Deep (and therefore Western Areas) as measured on the Scorecard at year end. Relevant aspects of the Scorecard are elaborated on in the Sustainable Development section of this report (page 51).

Scorecard

Description	Fully compliant
Human resource development	
a) Has the Company offered every employee the opportunity to be functionally literate and numerate by the year 2005?	✓
b) Have you implemented career paths for historically disadvantaged employees?	✓
c) Has the Company developed systems through which empowerment groups can be mentored?	✓
Employment equity	
a) Has the Company published its employment equity plan and reported on its annual progress in meeting that plan?	✓
b) Has the Company established a plan to achieve a target for HDSA participation in management of 40% within five years and is it implementing this plan?	✓
c) Has the Company identified a talent pool and is it fast tracking it?	✓
d) Has the Company established a plan to achieve the target for women participation in mining of 10% within five years and is it implementing the plan?	✓
Migrant labour (labour from neighbouring countries)	
a) Has the Company subscribed to Government and industry agreements to ensure non-discrimination against foreign migrant labour?	

Scorecard

Description	Fully compliant

Mine community and rural development

a) Has the Company co-operated in the formulation of Integrated Development Plans and is the Company co-operating with Government in the implementation of these plans for communities where mining takes place and for major labour-sending areas?



b) Has there been an effort on the side of the Company to engage the local mine community and major labour-sending areas?



Housing and living conditions

a) For Company-provided housing, has the mine, in consultation with stakeholders, established measures for improving the standard of housing, including the upgrading of hostels, conversion of hostels to family units, and promoting home ownership options for mine employees?



b) For Company-provided nutrition, has the mine established measures for improving the nutrition of mine employees?



Procurement

a) Has the Company given HDSAs preferred supplier status?



b) Has the Company identified current levels of procurement from HDSA companies in terms of capital goods, consumables and services?



c) Has the Company indicated a commitment to a progression of procurement from HDSA companies over a three to five year timeframe in terms of capital goods, consumables and services, and to what extent has the commitment been implemented?



Ownership and joint ventures

a) Has the Company achieved HDSA participation in terms of ownership for equity or attributable units of production of 15% in HDSA hands within five years and 26% within 10 years?


Strategy being
formulated

Beneficiation

a) Has the Company identified its current level of beneficiation?


Strategy being
formulated

b) Has the Company established its baseline level of beneficiation and indicated the extent that this will have to be grown in order to qualify for an offset?


Strategy being
formulated

Reporting

a) Has the Company reported on an annual basis its progress towards achieving its commitments in its annual report?



Note: "Company" in the context of the above largely refers to South Deep.



In 2001 the Board decided to enter into a long-dated derivative structure based on the selling of options on Western Areas' share of South Deep's gold production. This enabled Western Areas shareholders to retain an ongoing participation in a high quality, long life asset. The derivative structure took effect in the last quarter of 2001 and expires in mid-2014.

CURRENT ELEMENTS OF THE STRUCTURE

- Western Areas bought put options to provide price protection for the operation up to June 2014.
- Western Areas sold call options equivalent to 77% of the puts bought, capping the upside gold price participation over the remaining nine year period.
- Western Areas bought call options equivalent to 39% of the calls sold at a higher gold price, giving the Company upside gold price participation over the remaining nine year period.
- Western Areas sold higher value call options equivalent to 31% of the puts bought, capping the upside gold price participation over the remaining nine year period.
- The option premium for the sold options was received upfront, and payment for the bought options was deferred until maturity of the option, effectively spreading the payment over the duration of the hedge.
- The net volume of gold committed to the derivative structure is currently 7.8% of Western Areas' attributable Mineral Reserves.
- The options provide the ability to close out the hedge positions in the event of appropriate market conditions.
- There is currently no Rand hedging in this structure and the Company is fully exposed to currency fluctuations.

Note: All the options are United States Dollar ("Dollar or $") denominated.

In December 2001, $104 million was received for premiums on sold options. This gave rise to the cash balance held in Escrow at the time, which was used to fund the mining operation. Simultaneously the options bought gave rise to an obligation to pay option premiums, totaling $250 million, at various predetermined dates in the future – the Option premium payable. The Option premium payable liability is reflected at the current settlement value of the future payments. An adjustment is made on a periodic basis to reflect the change in the value of this liability.

ACCOUNTING TREATMENT OF THE DERIVATIVE STRUCTURE

The option contracts meet the definition of derivatives in terms of International Accounting Standard ("IAS") 39 – "Financial Instruments: Recognition and Measurement" and, in compliance with the statement, are carried at fair value on the Balance Sheet. Fair value can be defined as the mark-to-market value of the derivative instruments. Furthermore, in terms of the requirements of IAS 39 and IAS 32 – "Financial Instruments: Disclosure and Presentation", derivative assets and derivative liabilities are shown on a gross basis on the face of the Balance Sheet as detailed in the disclosure note (note 18 and 35 on pages 107 and 117 respectively). The Company qualifies for special hedge accounting as set out in terms of IAS 39 and applies cash flow hedge accounting to the derivative instruments. Due to the fact that the options are Dollar denominated, only Dollar gold price fluctuations are hedged and the Company remains exposed to exchange rate volatility. The portion of fair value gains and losses on the fair value of the options attributable to changes in the exchange rate are taken to the Income Statement. These gains and losses are unrealised, and create income statement volatility. The portion of fair value gains and losses on the fair value of the options attributable to changes in the Dollar gold price are taken to an equity reserve. On maturity of the options the equity reserve balance is released to the Income Statement.

The accounting treatment gives rise to the following items on the Balance Sheet and are defined as follows:

- *Cash flow equity reserve* – The equity reserve is as a result of the fair value changes attributable to Dollar gold price fluctuations in the Derivative asset and Derivative liability.
- *Derivative asset* – The fair value of the open hedge positions at a point in time relating to put and call options bought. The fair value is calculated taking the Dollar gold price fluctuations and the changes in the Rand/Dollar exchange rates into account.
- *Derivative liability* – The fair value of the open hedge positions at a point in time relating to call options sold. The fair value is calculated taking the Dollar gold price fluctuations and the changes in the Rand/Dollar exchange rates into account.
- *Option premium payable* – The Dollar liability relating to the future payment of the premiums in respect of put and call options bought, stated at the present value of future repayments. The Dollar liability is translated at the period end exchange rate to reflect the Rand liability. An adjustment is also made to reflect the current present value of future payments at each period end.

The accounting entries can be summarised as follows:

- Fair value adjustment to the Derivative asset and Derivative liability attributable to Dollar gold price fluctuations are accounted for in the Cash flow equity reserve.
- Fair value adjustment to Derivative asset and Derivative liability attributable to changes in the Rand/Dollar exchange rates are reflected in the Income Statement.
- Matured options are reflected in Revenue by adjusting the Cash flow equity reserve.
- Revaluation of Option premium payable to its present value at period end exchange rate.
- Actual payment of Option premiums payable.

Deferred taxation on derivative structure

IAS 12 – "Income Taxes" requires that deferred tax should be charged or credited directly to equity if the deferred tax relates to the items that are credited or charged directly to equity. The current fair value of the derivative structure relating to the Dollar gold price fluctuations results in a debit to the equity reserve as cash flow hedge accounting is applied. The equity reserve is then adjusted with the applicable tax rate to reflect an after tax balance and the corresponding debit results in the deferred tax asset. The fair value adjustments on the exchange rates taken to the income statement also give rise to deferred tax. If the Rand/Dollar exchange rate strengthens from its current level it will result in a credit to the deferred tax balance and a debit to the income statement. The weakening of the Rand/Dollar exchange rate will result in a debit to the deferred tax balance and a credit to the income statement as the current tax deduction is at the original rate that ruled at the time of entering into the structure. The deferred tax balance will change in relation to any fair value change in the derivative structure.

IMPACT OF DERIVATIVE STRUCTURE ON FINANCIAL STATEMENTS

Gold spot price and exchange rates as at 31 December		2005	2004	2003
Gold price	$/oz	**515**	438	417
	R/kg	**104 768**	79 704	R88 686
Exchange rate	R/$	**6.3275**	5.6600	6.6150

Balance Sheet – Fair value of derivative structure as at 31 December	2005	2004
	Rm	Rm
Derivative asset	**996.4**	702.6
Put options bought	**10.9**	26.4
Call options bought	**985.5**	676.2
Derivative liabilities	**2 843.9**	2 016.7
Lower sold call options	**2 187.1**	1 564.9
Upper sold call options	**656.8**	436.4
Residual sold call options	**–**	15.4
Net derivative liability	**1 847.5**	1 314.1
Option premium payable	**939.4**	905.7

Refer to notes 18, 25 and 35 to the annual financial statements.

The increase of R533.4 million in the net liability is as a result of the increase in the Dollar gold price and the weakening of the Rand against the Dollar.

Fair value of the net derivative liability from inception


0
-50 000
-100 000
-150 000
-200 000
-250 000
-300 000
-350 000
Fair value of derivative structure ($'000)
600
500
400
300
200
100
0
Spot gold price ($/oz)
11Dec 01
31Dec 02
31Dec 03
31Dec 04
31Dec 05
Fair value
Gold price

In terms of the net derivative liability's exposure to the gold price, for every one Dollar increase/decrease in the gold price, the extent of the liability will increase/decrease by $1.1 million as at 31 December 2005. The exposure to the gold price decreases monthly as the Company closes out the matured options.

The option premium payable, a Dollar obligation, increased mainly due to the depreciation of the Rand from 2004 to 2005. However, the appreciation of the Rand from inception of the derivative structure has actually reduced the option premium payable balance significantly, when considering the fact that the Rand/Dollar exchange rate was R11.05 as at 11 December 2001. Given that the Rand has appreciated by 43% (R4.7225/$) since, there is a foreign exchange gain of R992 million which is cumulatively accounted for in the Income Statement on the basis of the current notional Dollar obligation of $210 million. Furthermore, it should be noted that the $104 million received upfront for the sold options was also at an exchange rate of R11.05/$.

Income Statement

This Income Statement below explains the impact that the derivative structure has on the Company's results. It sets out the normal operating results, excluding any derivative transaction, under the "South Deep and Other costs" heading. The effect of the derivative transaction is divided between what represents actual cash flow, and what constitutes fair value adjustments of the derivative structure and option premium payable.

Income Statement

	Total	Derivative Structure		South Deep
		Cash	Non-cash	and other costs
	Rm	Rm	Rm	Rm
2005				
Gold revenue	**420.6**	(162.3)	(78.0)	660.9
Gold sales at spot and first charge	**660.9**	–	–	660.9
Realisation of matured options	**(240.3)**	(162.3)	(78.0)	–
Total production cost	**(668.2)**	–	–	(668.2)
Operating loss from gold operations	**(247.6)**	(162.3)	(78.0)	(7.3)
Other income, expenses and finance costs	**(44.4)**	–	–	(44.4)
Operating loss	**(292.0)**	(162.3)	(78.0)	(51.7)
Present value adjustment for option premium payable	**(55.6)**	–	(55.6)	–
Fair value adjustment	**(128.9)**	–	(128.9)	–
Exchange loss	**(107.7)**	–	(107.7)	–
Impairments	**(90.2)**	–	–	(90.2)
Loss before taxation	**(674.4)**	(162.3)	(370.2)	(141.9)
2004				
Gold revenue	**381.4**	(150.1)	(42.1)	573.6
Gold sales at spot and first charge	**573.6**	–	–	573.6
Realisation of matured options	**(192.2)**	(150.1)	(42.1)	–
Total Production cost	**(634.1)**	–	–	(634.1)
Operating loss from gold operations	**(252.7)**	(150.1)	(42.1)	(60.5)
Other income, expenses and finance costs	**(27.4)**	–	–	(27.4)
Operating loss	**(280.1)**	(150.1)	(42.1)	(87.9)
Present value adjustment for option premium payable	**(69.8)**	–	(69.8)	–
Fair value adjustment	**221.0**	–	221.0	–
Exchange gain	**151.2**	–	151.2	–
Profit/(Loss) before taxation	**22.3**	(150.1)	260.3	(87.9)

The impact of the late commissioning of the Twin Shaft Complex is evident in the revenue line, as the derivative structure was based on the anticipated production profile as determined during 2001. The delay in the commissioning resulted in current production being significantly lower than was anticipated in 2001, with the resultant negative impact on the results. The higher average gold spot price for 2005 compared to the strike prices of the matured options also contributed to the reduction in revenue, as almost 70.7% (2004: 82.9%) of the ounces sold were into the derivative structure.

The depreciation in the Rand relative to the Dollar of R0.6675/$ from 2004 had a negative impact on the income statement compared to the positive impact due to the appreciation of R0.9600/$ from 2003 to 2004.


SOUTH DEEP
Changing mining for good

SOUTH DEEP GO...



VOLUME 2
SOUTH DEEP GOLD MINE

South Deep is the subject of a joint venture between Placer Dome South Africa (Pty) Limited and Western Areas Limited ("PDWA JV").

On 20 January 2006, Barrick Gold Corporation acquired a majority interest in Placer Dome Inc. At the time of writing, Barrick was integrating the assets, people and projects of Placer Dome Inc, including its participation in the PDWA JV.

South Deep Gold Mine ("South Deep") is the subject of a joint venture between Placer Dome South Africa (Pty) Limited and Western Areas Limited ("PDWA JV"). The PDWA JV was established on 1 April 1999, when Placer Dome South Africa (Pty) Limited acquired a 50% participation interest in South Deep for a cash consideration of $248 million.

On 20 January 2006, Barrick Gold Corporation acquired a majority interest in Placer Dome Inc. At the time of writing, Barrick was integrating the assets, people and projects of Placer Dome Inc, including its participation in the PDWA JV.

The South Deep Twin Shaft Complex, of which the Main Shaft comprises a single-drop to a depth of 2 993 metres, was built at a cost of R4 billion over a 10-year period and will provide access to approximately 29.3 million ounces of Mineral Reserves.

As at 1 January 2005, the mine employed 4 706 employees and some 1 489 contractors.

In 2005, the mine produced 461 119 ounces of gold. The gold production is shared in equal proportions during the year, with Western Areas Limited receiving an additional 1.75% of the Placer Dome South Africa (Pty) Limited ("Placer Dome") attributable gold production post year end. Should the annual production exceed one million ounces, Western Areas Limited will receive a further 1.75% of Placer Dome's attributable gold production.

A BRIEF CHRONOLOGY

1950	Johannesburg Consolidated Investment Company Limited formed a prospecting consortium that acquired the prospecting rights over the farms Waterpan, Modderfontein and Jachtfontein in the Westonaria District.
1951 to 1959	A formal application for a mining lease was made, which resulted in the Western Areas Gold Mining Company Limited being incorporated as a public company on 8 September 1959.
1961	Commercial production of the Western Areas Gold Mine commenced in September 1961.
1974	The Elsburg Gold Mining Company merged with Western Areas Gold Mining Company Limited on 1 July 1974 to become part of a larger Western Areas Gold Mining Company.
1990	Western Areas Gold Mining Company Limited shareholders approved the transfer, cession and assignment of certain land and mineral rights to South Deep Exploration Company Limited in exchange for its shares.
1995	Western Areas Gold Mining Company Limited and South Deep Exploration Company Limited merged on 1 January 1995.
1998	Western Areas Gold Mining Company Limited changed its name to Western Areas Limited.
1999	On 1 April 1999, the PDWA JV was formed.
2000	The name of the mine was changed to South Deep Gold Mine in February 2000.
2001	Sinking of the Ventilation Shaft was completed.
2002	Sinking of the Main Shaft was completed and a 7 200 tonnes per day capacity mill commissioned.
2004	The Mineral and Petroleum Resources Development Act was promulgated into law on 1 May 2004 and the Twin Shaft Complex was commissioned in November.
2005	Official opening on 4 February of the South Deep Twin Shaft Complex.

EXECUTIVE SUMMARY: 2005

A highlight of 2005 was the record gold production for the third quarter, when South Deep recovered 4 093kg of gold, in addition to proving that it could operate at a cost below R70 000/kg, even though there remains significant room for improvement. In 2006, the focus will be on cost management systems and initiatives to ensure that the strategic objective of operating at a cash cost of R60 000/kg by 2010 is attainable.

At the start of the year South Deep's safety performance was considered adequate at best. A renewed focus on safety resulted in the achievement of one million fatality free underground shifts on 8 January 2006 and a full twelve months without loss of life. Safety will continue to receive priority attention.

During the year, the mine embarked on a project management training initiative for all relevant employees with the dual objective of employee development and improved management of projects and day-to-day operational initiatives. This process will continue in 2006 and eventually be rolled out to the entire junior management team.

A tremendous amount of effort and diligence was invested in the development of a revised geological model for South Deep, which culminated in the re-estimation of the Mineral Resources and Reserves for 2005. The process involved an Independent Review Panel ("IRP") convened by an internationally renowned expert. The IRP reviewed the data integrity, geological interpretation, life of mine planning and the reporting of the 2005 South Deep Mineral Resource and Reserve, and concluded the latter to be compliant with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (the SAMREC Code, 2000).

South Deep encompasses a world class ore body that can be exploited using a variety of mining methods. It is currently under-utilised and is the subject of a feasibility study to determine the best options available for the future. It is intended to increase production to 220 000 tonnes per month during 2006 as part of a phased production build-up to 330 000 tonnes per month, pending the outcome of the study.

The current production rate will increase as more mechanised working places are brought into production. Parallel to the planned increase in output from the current mining areas, new replacement reserves need to be developed timeously. This requires a large injection of capital funds. Feasibility studies in support of the requisite funding will be presented to the Joint Venture Board during the course of 2006.

The management team at South Deep is undergoing major restructuring, with a number of senior managers taking their leave. These changes present the PDWA JV with an opportunity to replenish and upgrade skills, secure in the knowledge that the South Deep ore body remains a world class asset.


DESCRIPTION OF ASSET

South Deep, which is situated in the Magisterial Districts of Westonaria and Vanderbijlpark (Gauteng Province), some 45km southwest of Johannesburg, is exploiting auriferous palaeoplacers ("reefs") of the Witwatersrand Supergroup. The areal extent of the South Deep Mining Authorisation (ML 8/99), granted by the Department of Minerals and Energy ("DME") on 26 March 1999, is 3 563 hectares. Some 2 916 hectares of surface (freehold) rights are also held. All required operating permits have been obtained, and are in good standing. Supporting Verification Forms for the mineral rights that comprise the mining authorisation were lodged with the DME early in 2003 and steps have been taken to initiate the preparation of the documentation required for the conversion of the old order mining right to a new form mining right, as required in terms of the Mineral and Petroleum Resources Development Act No. 28, 2002 ("the MPRD Act").

On 1 April 1999, Western Areas and Placer Dome established an unincorporated joint venture known as the Placer Dome Western Areas Joint Venture ("PDWA JV"), with each party holding a 50% interest in the PDWA JV. However, and in addition to its 50% of the gold production emanating from South Deep, Western Areas receives 1.75% of Placer Dome's attributable gold production post year end. Should the South Deep annual production exceed one million ounces, Western Areas receives a further 1.75% of Placer Dome's attributable gold production.

The reef horizons currently being exploited at South Deep include the Ventersdorp Contact Reef ("VCR") and the reef horizons that comprise the Upper Elsburgs (Massives and the Individuals). The VCR occurs in the western extremity of the mining authorisation and comprises a single reef horizon. By contrast the Upper Elsburgs, which occur to the east of a north-northeast striking subcrop with the overlying VCR, comprise multiple reef horizons that form part of an easterly divergent clastic wedge. This 'wedge' attains a thickness of approximately 100 metres in the vicinity of the eastern boundary of the mining authorisation. In general terms, the Upper Elsburg succession represents an easterly prograding sedimentary sequence, with the Massives containing higher gold grades and showing more proximal sedimentological attributes in the eastern sector of the mining authorisation, than the underlying Individuals.

South Deep comprises the South Shaft Complex and the new South Deep Twin Shaft Complex. The South Shaft Complex comprises the Main South Shaft and Sub-Vertical Shafts ("SV") 1, 2 and 3, which service mining down to 95 Level (2 692 metres below surface). The Main South Shaft is a single six-compartment shaft from surface to 50 Level (1 303 metres below surface). There are two Sub-Vertical Shafts adjacent to the Main South Shaft on 50 Level that service 70 to 95 Levels (1 938 and 2 692 metres below surface respectively). One of these Sub-Vertical Shafts, SV2, is dedicated to hoisting rock, whereas the other, SV3, is for the conveyance of personnel and materials.

The South Deep Twin Shaft Complex services Levels 90 (2 590 metres below surface) to 110 (2 890 metres below surface). The Main Shaft comprises a four-compartment, 9 metre diameter, shaft to a total depth of 2 996 metres below surface for the conveyance of rock, personnel and materials. The adjoining Ventilation Shaft also has a diameter of 9 metres, but only extends to a depth of 2 760 metres below surface at present.



Compressors, backfill plant, potable water storage dams, process water storage dams
South Shaft rock, men and material winders
Surface refrigeration plants & main fans
Ventilation shaft
South Deep Main Shaft rock, men and material winders
Metallurgical plant
Surface refrigeration plants & surface fans
Intermediate pump stations
SV1 Winding plant
SV2 Winding plant
SV3 Winding plant
50 Level plugs
50 Level fissure water
51 Level pump station
Shaft damage due to lava movement
Rock winding capacity of 187ktm
Rock winding capacity of 226ktm
80 Level pumps & refrigeration plants
83 Level backfill plant
84 Level pump station
94 Level refrigeration plants
95A Level pump station
Sub-Hoist for men
110a Pump station & loading box
Up Cast
Down Cast
Rock Handling Capacity

South Deep Infrastructure

South Deep has been subdivided into two main areas, namely that "above mining infrastructure" from 60 Level to 110 Level, and that "below mining infrastructure", from 110 Level to 135 Level.


WATER PILLAR
SV1 AREA
MINING AUTHORISATION
SV1 SHAFT
OLD MINE
SOUTH DEEP SHAFT COMPLEX
TWIN SHAFT COMPLEX
CURRENT MINE
ABOVE INFRASTRUCTURE
BELOW INFRASTRUCTURE
SUBCROP

Description of mining areas

A. Above Mining Infrastructure

This area has been subdivided into three sub-areas:

1. Old Mine (Extended SV1): This area is serviced by the South Shaft Complex, and can further be subdivided into:
   - The mining interval between 60 Level (1 630 metres below surface) and 70 Level, which is serviced by the SV1 Sub-Vertical Shaft. The area is not being mined at present due to a failure of the SV1 Shaft sidewall in January 2004.
   - The mining interval between 70 Level and 85 Level (2 393 metres below surface), which can be accessed from the SV2 and SV3 Sub-Vertical Shafts. Limited mining of the economically viable pillars between the 70 and 72 Levels has commenced. This will be extended in the near future to include those pillars between 72 and 85 Levels.

2. Current Mine: The mining area extends from 85 Level to 95 Level, and is the focus of current mining activities. The production tonnage from the Current Mine comprises approximately 20% from conventional VCR stoping west of the Upper Elsburg subcrop position, and 80% from conventional destress and trackless mining of the Upper Elsburgs to the east of the Upper Elsburg subcrop position, from the 87 1W, 87 2W, 95 1W, 95 2W and 95 3W project areas.


87-2/3-West
87-1-West
95-3-West
95-2-West
95-1-West

Plan view of current mine

3. Future Mine (Phase 1): This area includes the 100 to 110 Levels and is serviced by the Twin Shaft Complex. Development on 100, 105 and 110 Levels has commenced so as to access the defined Mineral Reserves. In particular, the VCR horizon has recently been intersected on the 100 Level in the 8W crosscut. 110 Level occurs at a depth of 2 889 metres below surface.

B. Below Mining Infrastructure

The area below infrastructure extends from 110 Level to the southern extremity of the mining authorisation (135 Level) at a depth of approximately 3 250 metres below surface.

In terms of the Upper Elsburgs in the Current Mine, the area has been subdivided into a number of projects. These projects, which are defined per level and are bounded by regional stability pillars, are numbered from the 0 Line in the east to 3 West in the west, at the Upper Elsburg subcrop position against the VCR. It is in the position of the latter that a "shoreline composite" has been defined to a vertical thickness of 10 metres. Gold grades, and the percentage conglomerate developed, generally increase from the 0 Line in the east to the 3 West Line in the west.

Current mining operations incorporate a single six-compartment shaft from surface to 50 Level (Main South Shaft). There are two Sub-Vertical Shafts adjacent to the Main South Shaft on 50 Level that service 70 to 95 Levels. One of these Sub-Vertical Shafts (SV2) is dedicated to hoisting rock, whereas the other (SV3) is for personnel and material conveyance. The main operating levels of the mine are 85 Level, 90 Level and 95 Level, with an 87 Inter-level. All broken rock reports to 90 Level or 95 Level for horizontal tramming, and either to 95A Level for skip loading and vertical conveyance to surface via the SV2 and Main Shaft at the South Shaft Complex, or 110 Level for skip loading and vertical conveyance at the Twin Shaft Complex (Main Shaft). Tramming on the main levels is by means of overhead trolley line locomotives and 14 tonne hoppers.

The VCR is mined by conventional longwall mining methods, whereas the Upper Elsburgs are mined by a variety of methods ranging from conventional narrow reef stoping to mechanised mining (drift-and-fill and drift-and-benching). The conventional stope ore is drilled, blasted and scraped into a series of gullies that feed an ore pass system.


Mining Direction
4-8m Lead/Lag
Temp Support
Pre-stressed Elongates
(square props)
Blasting Barricade
1.7m Stoping Width
Gully
Destress Horizon
CCT Backfill
7m Wide Heading
with Gully

Conventional mining



Rock Drill Operator in the process of drilling a conventional destress stope face

Ore from the mechanised section is drilled with trackless drill rigs, blasted and loaded with Load Haul Dumpers into 30 tonne trucks and transported to internal ore passes. Currently five trackless fleets are operational. During 2006, two additional fleets will be procured, one of which will be for the extraction of the 95-3W trackless project. The other fleet will consist of a long hole fleet for the extraction of the 95-1W trackless project, where large long hole 'open stopes', at widths of up to 30 metres, will be mined.

To enable mechanised mining in an area, the area must be destressed by placing the destress cut in an optimal position to ensure a destress window of 50 to 60 metres above and below the associated stope. In the Current Mine, the destress horizon for the 87-1 West project is positioned in the MB reefs to facilitate mechanised mining of the EC horizon below. However, for the 87-2 and 3 West projects, the destress horizon was positioned in the EC reef zone. In the 95-1 and 2 West project areas, two overlapping destress horizons have been designed (one in the MBs and the other in the ECs), whereas for the 95-3 West area the destress cut is at the base of the EC reef package. These conventional destress stopes are placed in horizons that allow the least lock-up of Mineral Reserves, and serve to create rock mechanic conditions that one expects to encounter at significantly shallower depths.


Drift
Fill
Bench

Mechanised mining



Tamrock TORO 1400 LHD busy loading in the 95-1W Trackless Project

Backfilling is an integral part of the mining method, and is essential to promote both local and regional stability. Classified cemented tailings ("CCT") are presently being used to backfill excavations, although the use of paste fill is under consideration. In the case of the latter, over 70% of the tailings will be utilised, compared with some 50% in the case of the CCT.



Trackless Drift Backfill (CCT) Bulkhead



Destress Stoping support showing placed backfill paddock

South Deep's workings are currently at an average depth of 2 693 metres below surface, with a virgin rock temperature of 49°C. Cooling is by means of site specific refrigeration, using both closed loop coil cars and open spray bulk air coolers. At present 51MW of cooling on surface, and 14MW of cooling underground on 80 Level, refrigerate the mine. An additional 17MW of cooling capacity are to be commissioned on 94 Level at the Twin Shaft Complex in mid-2007. With the envisaged increase in production to 330 000 tonnes per month it is estimated that a further 20MW of cooling capacity will ultimately be required. At present the average stope wet bulb temperature is 29.3°C and the stope face air speed is 0.65m/s.

The gold extraction plant has a planned capacity of 7 200 tonnes per day (nameplate capacity of 220 000 tonnes per month). It includes a two stage milling circuit (SAG Mill and Ball Mill), a gravity gold recovery circuit inclusive of leach reactors, and a pump cell carbon-in-pulp plant. The plant will be capable of producing gold at a low cost with high extraction efficiencies once a steady state mill feed is achieved. Expansion of the plant's capacity is easily achieved through the installation of additional modular units.



Metallurgical Plant



Twin Shaft surface conveyor belt installation feeding the Metallurgical Plant

At the request of South Deep management and the joint venture partners, an Independent Review Panel ("IRP") comprising a variety of experts under the convenorship of Mrs Vivienne Snowden, was engaged to provide advice and assistance during the preparation of the South Deep Mineral Resource and Reserve estimation models for 2005 year end regulatory disclosure purposes. Accordingly, the IRP reviewed the data integrity, geological interpretation, mineral resource and reserve estimation procedures, mine design, life of mine planning and reporting of the 2005 South Deep Mineral Resource and Mineral Reserve. Following the conclusion of the review conducted by the IRP, a Mineral Resource and Reserve was signed off by a Competent Person, Mr Dexter Ferreira, and declared as at 31 December 2005, as summarised below.

Total Mineral Resource

Category	**Tonnes (000's)**	***In situ* grade (g/t)**	**Contained ounces**	**Contained kg**
Measured	29 896	8.24	7 921 795	246 395
Indicated	260 085	7.07	59 154 213	1 839 901
Total	**289 981**	**7.20**	**67 076 008**	**2 086 297**

Total Mineral Reserves

Category	**Tonnes (000's)**	**Head grade (g/t)**	**Contained ounces**	**Contained kg**
Proved	12 912	7.33	3 040 659	94 575
Probable	134 103	6.08	26 222 720	815 618
Total	**147 015**	**6.19**	**29 263 379**	**910 193**

Remaining Resource

Category	**Tonnes (000's)**	***In situ* grade (g/t)**	**Contained ounces**	**Contained kg**
Measured	3 739	7.45	894 886	27 837
Indicated	106 143	7.34	25 033 815	778 665
Total	**109 882**	**7.34**	**25 928 701**	**806 502**

Note: Total Mineral Resource includes regional pillars.

OTHER DEVELOPMENTS

3-D Seismic Survey

The PDWA JV, in conjunction with Kloof Gold Mining Company Limited ("KGMCL"), completed a 3-D Seismic Survey in late 2003, which incorporated sectors of both Kloof Gold Mine and South Deep. Following the PDWA JV's decision to exercise its option to acquire the 3-D Seismic dataset from KGMCL during 2004 (as it pertains to South Deep), the dataset was subsequently processed and interpreted by an external consultancy group. The results of the latter work, such as the mapped positions of fault zones and the elevation of the VCR surface, have now been incorporated into the geological model that forms the basis of the Mineral Resource and Reserve estimate of 2005.

Phase 1 previously extended up to the -24 400 Northing grid line, since this coincided with 110 Level. However, the 3-D Seismic Survey has indicated that the ore body is flatter than was previously thought, with the result that 110 Level now occurs further south, thereby increasing the tonnage accessible down to 110 Level (that is, above infrastructure).



PRODUCTION RESULTS

Production and Performance Indicators						
Year	**Units**	**2005**	2004	2003	2002	2001
Production						
Tonnes milled	tonnes	**2 137 846**	2 305 447	2 111 531	1 777 206	1 356 000
Source of ore						
– Underground	tonnes	**1 688 155**	1 582 790	1 798 099	1 654 708	1 309 366
– Head grade	g/t	**9.41**	8.57	8.63	8.83	8.75
– Stockpile	tonnes	**351 520**	569 531	287 053	67 324	6 731
– Head grade	g/t	**0.99**	1.72	2.60	1.20	2.00
– Average yield	g/t	**6.90**	6.06	7.01	6.79	7.85
Gold produced	kg	**14 342**	13 330	13 709	12 083	10 645
	oz	**461 119**	443 445	466 813	396 542	342 251
Ore by mining method						
Trackless	tonnes	**996 937**	964 641	845 507	666 091	389 966
Conventional (VCR)	tonnes	**255 214**	161 740	198 172	151 862	192 848
Conventional destress (Upper Elsburgs)	tonnes	**426 924**	440 358	614 735	774 736	718 733
Development						
Reef	metres	**742**	643	192	82	229
Waste	metres	**3 474**	1 829	4 963	4 581	4 485
Total	metres	**4 216**	2 472	5 155	4 663	4 714
Performance indicators						
Productivity	g/tec	**260**	216	166	214	189
LTI Rate	per 200 000 man hours	**0.56**	0.66	0.58	2.28	4.25
No LTIs		**47**	57	67	199	338

Note: Tonnes milled includes SCATS.

Operational highlights 2005

- Record gold production during the third quarter of 4 093kg.
- Lowest LTI rate in the history of South Deep of 0.56.
- Positive operational cash flow as of May 2005.
- 1 000 000 fatality free shifts total mine on 10 August 2005, followed by 1 000 000 Fatality Free Shifts Underground on 8 January 2006, representing a first for South Deep.
- Completed a new, updated, geological model and re-estimated the Mineral Resources and Reserves for South Deep under the guidance of an Independent Review Panel.
- Demolition and rehabilitation of the Old Plant without any injuries.
- Demonstrated that South Deep can operate below R70 000/kg based on third quarter results.
- Significant reduction in rock related LTIs.

In 2005, South Deep produced 14 342kg of gold which was 8% higher than that which was achieved for 2004. These results were negatively influenced by infrastructural failures at the South Shaft Complex involving the flooding of the South Shaft Pumping Facilities and a 14-day delay in production during the first four months of 2005 – cumulatively resulting in an estimated loss of one month's production. Inadequate infrastructure maintenance at the South Shaft Complex, which was constrained as a result of full calendar operations ("FULCO") being implemented, contributed to the infrastructural failure. Services provided through the older South Shaft Complex have now been categorised and prioritised as part of an upgrade initiative to minimise identified risks, in addition to introducing appropriate maintenance programmes. To this end, the following has been effected:

- The perforated sections of the main pump column have been replaced.
- Surge protection has been installed.
- Pumping control systems have been improved.
- The critical substation has been relocated to the level above.
- An additional HT feeder has been installed at the affected pump station.
- A reticulation system protection device has been installed and commissioned.

This upgrade project will continue into 2006, as the utility services will be supplied via this South Shaft facility for some years to come.

The first quarter was further marred by the unfortunate and tragic fatal injury of Manuel Maculane on 10 January 2005. Following an investigation into this incident, and based on the findings and a detailed risk assessment, additional preventative measures have been implemented.

Since its commissioning in November 2004, the South Deep Twin Shaft Complex has been hampered by design deficiencies, and did not perform to defined capacity levels during 2005. In addition, the BMR Rock Winder ropes failed prematurely due to winder drum geometric problems, which further restricted the hoisting cycle to the extent that only 50% of the designed hoisting volumes could be achieved. The majority of these problems have now been resolved with the addition of false cheek plates on the winder and the installation of a skip arresting device.

During the third quarter of 2005, production improved considerably, with decreased interruptions of services and supplies to the production sections. In total, 4 093kg of gold was produced during the quarter, which included the record production of 1 517kg for the month of September. The fact that the third quarter results were 44% higher than the first quarter bears testimony to the success behind the infrastructural upgrade initiative. The Twin Shaft Complex commissioning has improved flexibility and relieved overall shaft maintenance constraints.

During the fourth quarter of 2005 the production drive was maintained with 3 903kg of gold being produced, despite the loss of eight as a result of the extended Christmas break Agreement. During this period, limited blasting took place in the Conventional Sections, with only the Mechanised Sections operating at full strength. November realised a total mechanised tonnage broken of 102 398 tonnes, a first for South Deep.

During 2005, various initiatives were implemented to increase production:

- Production crews (stoping) mining lower grade areas were moved to higher grade areas in May 2005, thus increasing the potential return on every blast. The working arrangements of the two higher grade sections were altered to FULCO which enhanced the overall production from these areas.
- The support system applied in the VCR stoping section, consisting of backfill and prestressed elongate support units, was extensively reviewed, tested and changed to an alternative support system of prestressed elongate and timber packs. This increased the production and efficiency levels within the VCR stopes as illustrated by the graph below.
- Intensive studies and risk assessments were carried out to reduce the lead times in accessing Mineral Reserves below 95 Level. In adopting a mechanised trackless down-dip roadway approach in conjunction with a semi mechanised destress method, as opposed to a conventional access development methodology from 100 Level, the lead time between development and mining of the mechanised target within the Upper Elsburgs will be reduced by approximately five to seven years. This approach will be put to the test in 2006, and will potentially result in improved knowledge of the ore body between 95 and 100 Levels, an increase in Proved Mineral Reserves and an accelerated growth in production.



VCR Efficiencies
7 000m²
6 000m²
5 000m²
4 000m²
3 000m²
2 000m²
1 000m²
0m²
Cantares broken (m²)
20m²/man
16m²/man
12m²/man
8m²/man
4m²/man
0m²/man
m²/man (in stope)
Backfilling in VCR stopped
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
2004
m²
m²/man (in stope)
2005



Mechanised trackless down-dip concept



Tamrock SOLO 07 drilling a down hole bench in the 95-2W Trackless Project

The temporary services installed in the Ventilation Shaft during sinking at the Twin Shaft Complex were stripped from the Shaft during 2005, on schedule and within budget. During the stripping process, station construction was completed, including the 94 Level ventilation evasé, as well as the clearing of the 600 tonnes of spoil which was left behind by the sinking crews on 51 Level. The shaft was then placed on care and maintenance. A detailed study conducted during the year indicated the necessity of converting the Ventilation Shaft into a dual upcast/downcast shaft with additional hoisting facilities in the downcast compartment to supplement the hoisting capacity at the Twin Shaft Complex. This will accommodate waste development below 95 Level and sustain full milling capacity. The equipping of the Brattice Wall will commence in 2006 and the project, inclusive of deepening of the shaft to below 110A Level and installation of the additional winding capacity, is scheduled for completion in the fourth quarter of 2009.

The Metallurgical Plant completed a three year LTI free period during the year. In addition, the highest milled tonnage of 191 893 tonnes was recorded during May.

Gold recovery rates of 97.2% have been maintained, with plant unit operating costs averaging R38 per tonne milled. These costs were higher than planned due to the lower than anticipated throughput, the fixed cost structure of the plant, and the cost of contract labour used to eliminate plant deficiencies experienced since commissioning in 2002.

The old metallurgical plant was successfully demolished during October 2005 and the rehabilitation process is in progress and nearing completion.

Backfill, in acting as a support medium, is extremely important for the safe, efficient and optimal extraction of the Upper Elsburg ore bodies within the mechanised sections. Improvements to the surface backfill plant will increase capacity from 54 000m^3 to 88 000m^3 per month by mid-2006. This will ensure that the growth in production to the planned 220 000 tonnes per month during the fourth quarter of 2006 is not constrained.

Development on 100 to 110 Levels was hampered during 2005 due to deficiencies detected after the commissioning of the Main Shaft. Remedial action in terms of addressing these deficiencies was prioritised and crucial development was maintained, with improved development rates being anticipated in 2006.

In 2005 various production scenarios were evaluated. The optimisation study illustrated that production in excess of 300 000 tonnes per month (800 000 ounces per annum) could add significant value to the asset. A feasibility study over the entire mining authorisation (above and below infrastructure) has since been initiated, wherein a number of production scenarios will be evaluated, including the 220 000 tonne per month (600 000 ounces per annum) and 330 000 tonne per month (800 000 ounces per annum) scenarios that have previously been evaluated on a conceptual basis. The results of the feasibility study will be presented to the PDWA JV Board during the third quarter of 2006.

Capital expenditure programmes approved for 2006 do not take account of possible future expansion of production to 330 000 tonnes per month.



ENVIRONMENT

INTRODUCTION

South Deep strives to minimise the impact its daily operation has on the environment by applying sound environmental practices where possible. South Deep regularly assesses environmental conditions through all stages from exploration through to mine closure, identifying issues of environmental concern and establishing objectives and strategies for their effective management. To ensure that South Deep complies with environmental legislation and requirements, it was decided to implement an Environmental Management System that will meet international standards. During the last quarter of 2005, a project was initiated to implement ISO 14001. It is envisaged that accreditation will be achieved during the first six months of 2007.

POLICY AND GOVERNANCE

An Environmental Policy and Closure Principles are available on site, as well as to the public. Both will be reviewed during the next financial year and thereafter as per ISO 14001 standards.

A report on environmental issues is compiled and submitted to senior management on a monthly basis. The content consists of a summary of the environmental performance for South Deep, including water quality, internal audits, environmental achievements, current projects and incidents.

As part of the South Deep Environmental Management System, an incident classification scheme has been implemented which classifies environmental incidents from Levels 1 to 5 as follows:

Level 1: Incidents of minor non-compliance which have no, or minimal, environmental impact.
Level 2: Incidents that result in short-term and non-continuous environmental impact.
Level 3: Incidents that result in ongoing, but minor, environmental impact.
Level 4: Incidents that result in medium-term and moderate environmental impact.
Level 5: Incidents that result in long-term and major environmental impact.

Category	**Brief Description**	**2005**	2004	2003
3	Minor impact	**6**	5	4
4	Moderate impact (Reportable)	**–**	–	–
5	Major impact (Reportable)	**–**	2	1

The two significant incidents recorded in 2004 relate to mine tailings spills of $1.8m^3$ and $1.0m^3$, both due to faulty valves. The spills were cleaned up and the valves repaired. The incident in 2003 relates to a contained spill in the Metallurgical Plant.

It is anticipated that with the implementation of ISO 14001 a higher number of minor incidents will be recorded. This will include minor hydrocarbon and water spillages.

The current Tailings Dam facility will reach its limit during 2008. In view of this, an Environmental Impact Assessment for a New Tailings Dam was initiated during 2005. Five potential sites were identified and, after due investigation, the two most suitable sites were earmarked for further analysis and environmental impact considerations. The following final reports have been completed:

- Archaeological Report.
- Soil Integrity Analysis.
- Ground Water Modelling and Assessment.
- Ecological Assessment.
- Air Quality Assessment.

Potentially affected communities have been consulted and no objections were noted. The conceptual design of the Tailings Dam facility is nearing completion and the estimated cost, inclusive of lining, is R188 million.

A final report will be submitted to the Department of Minerals and Energy in 2006.

The mine has furthermore initiated a project to review its current approved Environmental Management Programme Report. The revision will be finalised during the first half of 2006.

An application for a Water Use License was submitted to the Department of Water Affairs and Forestry in June 2005, addressing the different water uses at South Deep. The Department is currently processing the application and finalisation is expected during 2006.

WASTE MANAGEMENT

An Integrated Waste Management Plan was completed during 2005, and implementation thereof will start in 2006.

Waste generated on the mine includes domestic and industrial waste. Recyclable materials such as plastic, glass, paper and tins are recycled by women from a local community. It is anticipated that more recyclable materials will be separated at source with the implementation of the Integrated Waste Management Plan. Domestic waste is removed to the Westonaria landfill site.

Tailings and waste rock (process waste) are stored at designated storage facilities, and managed to minimise the environmental impact on the surrounding area. There are currently two active tailings facilities and two Waste Rock Dumps at South Deep.

	Units	**2005**	2004
Total tailings produced	tonnes	**1 903 954**	957 544
Tonnes to backfill	tonnes	**532 450**	242 336
Tonnes to tailings dams	tonnes	**1 371 504**	715 208
Total waste rock generated	tonnes	**160 236**	76 060

RESOURCE CONSUMPTION

Primary products used on site include cyanide and lime as part of the gold extraction process, timber for underground support, flocculent for water treatment and blasting agents for underground operations.

Reagent/material consumption	**Units**	**Type**	**2005**	2004
Sodium cyanide	tonnes	–	**2 458**	2 350
Lime	tonnes	Unslaked	**5 011**	3 700
Flocculent	tonnes	9416	**6**	–
Flotation/Emulsion	tonnes	AIGEL	**18**	–
Hydrochloric acid	litres	HCL	**1 107**	463
Sodium hydroxide/Caustic soda	tonnes	Caustic soda lye	**583**	689
Carbon	tonnes	–	**55**	143
Ferrous sulphate	tonnes	–	**63**	104
Magnafloc 351	tonnes	–	**42**	46

WATER USAGE AND DISCHARGE

In 2005, South Deep refurbished the Rand Water reservoirs and launched a drive to minimise utility service consumption on the mine. This resulted in improved efficiencies and consumption levels significantly lower than those recorded during 2003 and 2004, despite higher tonnages (volumes) and the addition of the new Twin Shaft Complex to the reticulation grid.

During 2005, approximately 2 190 million litres of potable water was purchased from the Rand Water. Of this, 23% was used for domestic purposes, and 77% for industrial purposes.

	Units	**2005**	2004
Industrial use (77%)	million litres	**1 686**	2 720
Domestic use (23%)	million litres	**503**	811'
Total Rand Water usage	**million litres**	**2 189**	3 531

Process water used in the mine service water system and the metallurgical process is recycled and re-used to ensure optimal water usage and the preservation of this valuable resource.

Suitably treated sewage effluent is discharged into two streams, namely the Leeuwspruit and Karieg streams, which form part of the Rietspruit Catchment. Treated water discharged into the stream is used downstream for agricultural purposes.

Storm water from the shaft operations at the Twin Shaft Complex and the Metallurgical Plant is diverted into pollution control dams and recycled into the mine water system. Clean storm water is diverted around the shaft and plant area through a suitably designed pipe and trench system.

Water quality and quantity are monitored as per the mine's water management protocol.

DIRECT ENERGY USED

	Units	2005	2004
Electricity	MWH	**167 502**	149 526
Electricity	R million	**89.0**	91.8
Diesel	litres	**2 622 807**	2 326 210
Petrol	litres	**83 526**	102 822

ENVIRONMENTAL TRAINING AND EDUCATION

An Environmental Awareness Training Programme is in place for all new and ex-leave employees. The training programme will be revised during the implementation of ISO 14001 to include competence and awareness training.

BIODIVERSITY AND LAND MANAGEMENT

The total freehold area of South Deep is 2 916ha, of which 465ha is disturbed by mining activities and the remainder is leased to local farmers for grazing purposes. A Land Management Committee has been established to determine a long-term and holistic strategy for land management that focuses on optimal utilisation of the land in a sustainable manner for the benefit of employees and local communities.

CLOSURE

A closure Liability Plan is in place at South Deep, which is reviewed on a bi-annual basis.

Environmental Trust Fund balance	**Units**	
2004	R million	22 874 523
2005	**R million**	**29 422 947**

The gross estimated rehabilitation cost for South Deep is R99.6 million. In net present value terms this translates to R38.4 million as at 31 December 2005.

HUMAN RESOURCES

The strategy at South Deep is to align all human resource policies and practices with the mine's strategic business plan and the South Deep vision "to be the leading deep level gold mine in the world".

In order to achieve this, South Deep is committed to:

- A fair and objective recruitment and selection policy and practice.
- Creating an environment conducive to the retention, development and attraction of talent.
- Creating an environment conducive to the achievement of the Mining Charter requirements.
- Continuing to embark on employee development programmes that add value to both the employee and the mine.
- Facilitating effective communication channels among all stakeholders within the mine to enhance a harmonious and safe work environment and minimise the level of industrial conflict.
- Building capacity throughout the organisation including the recognised unions in order to enhance Industrial Relations skills and knowledge.
- Promoting policies and practices that lead to a stable and harmonious labour relations climate.
- Complying with legislation and collective bargaining agreements reached with recognised unions.
- Motivating employees through pay and incentives that are fair and competitive.
- Being a responsible corporate citizen.

EMPLOYEE PROFILE

The average age of the South Deep labour force is 42 years and the average length of service is approximately 11 years. 97% of the labour force are males and 3% females.


Asian 0.2%
Coloured 0.5%
White 12.1%
Black 87.2%



Racial Profile - Racial distribution

As at 30 December 2005 the labour force comprised 4 478 personnel, by comparison 4 706 in 2004. The Immigration Act prevents employment of foreign labour unless the relevant foreign employee possesses special skills and has been granted a work permit by the Department of Home Affairs. Currently, foreigners comprise approximately 33% of the total South Deep labour force and 67% of the foreign labour originate from Mozambique.

During 2005 approximately 286 employees were lost due to natural attrition, consisting of 196 Level 3 to 8 employees and 90 officials and union men.

TRAINING

The Training Department facilitates the delivery of training to ensure that the potential of each employee is unlocked and realised to the required competency level. South Deep's training is informed internally by the operational requirements and the strategic business plan, and externally by the national legislative framework, including the South African Qualification Authority ("SAQA"), Skills Development Act, the National Skills Development Strategy, Mine Health and Safety Act, Employment Equity Act and the Mining Charter.





85 Level Underground Training Centre

The major education and training supply for South Deep comprises in-house training centres, private providers and government institutions (universities, technikons and colleges). The Training Department facilitates training through three training centres, namely the Enduleni Training Centre, the 85 Level Underground Training Centre and the Ezulweni Adult Education Centre. In addition, the mine provides early childhood development at its pre-school, and external training opportunities in the form of educational assistance and short courses.

SOUTH DEEP SKILLS DEVELOPMENT

In compliance with the requirements of the Skills Development Act and the Skills Development Levies Act, South Deep appointed two Skills Development Facilitators. They have already made their mark in ensuring participation in the levy-grant scheme and perform, among others, the following functions:

- Assist South Deep and the employees in the development of a Workplace Skills Plan, which complies with the requirements set by the Mining Qualification Authority ("MQA").
- Ensure the submission of the Workplace Skills Plan and Annual Training Report to the MQA within the required timeframes and in the required format.
- Advise the employer on quality assurance requirements as set out by the MQA as an Education and Training Quality Assurance body ("ETQA").

ALIGNMENT WITH SECTORAL OBJECTIVES

The South Deep Business Plan has been aligned with the sectoral objectives of the National Skills Development Strategy and informs the internal and external training priorities:

- Developing a culture of high quality lifelong learning.
- Fostering skills development in the formal economy for productivity and employment growth.
- Stimulating and supporting skills development in small businesses.
- Promoting skills development to enhance employment opportunities and sustainable livelihoods through social development initiatives.
- Assisting new entrants into employment.

South Deep has contributed to the sector objectives in the MQA's Grant Levy System since 2000, and has qualified for the Mandatory Grants and Discretionary Grants from the MQA. Skills Development Facilitators have ensured quality and timely submission of the Workplace Skills Plans and Annual Training Reports since 2000. South Deep also participates in the Discretionary Grants by establishing a training committee, training learners in Apprenticeships/Learnerships programmes, Blasting Certificates and other skills programmes as covered in the Workplace Skills Plan.

Date	Description	Grants received
31 January 2005	Learnership grant	R173 048
29 February 2005	WSP Year 5	R57 376
10 March 2005	ABET grant	R380 500
31 March 2005	Skills programme	R87 500
7 April 2005	Skills and learnership grant	R285 000
24 May 2005	ABET grant	R22 857
31 May 2005	Skills programmes	R648 000
7 June 2005	Learnership grant	R60 000
7 June 2005	WSP Year 5	R200 283
24 June 2005	Skills and learnership grant	R10 000
4 July 2005	Skills and learnership grant	R843 063
21 September 2005	Skills and learnership grant	R103 139
21 November 2005	ABET Grant	R6 015
Total		**R2 876 781**

ABET: Adult Basic Education Training
WSP: Workshop Skills Plan

An Annual Training Report ("ATR") was submitted to the MQA on 30 June 2005, thus entitling South Deep to spend 45% of the levy contributions, amounting to R2.3 million.

Education and training expenditure amounted to R18.3 million, which is equivalent to 3.6% of the payroll.

The South Deep training facilities were awarded provisional ISO 9001:2000 accreditation status in September 2005 for the 12 month period to September 2006. It is envisaged that full accreditation will be achieved in 2006.

The Internship Programme envisages giving interns an opportunity to develop their skills and gain experience, thus increasing their prospects for employment and providing an intercultural learning experience. To date South Deep has attracted 30 interns.

EDUCATIONAL PROFILE OF THE SOUTH DEEP LABOUR FORCE AS AT 14 SEPTEMBER 2005

Band	NQF Level	Qualification	African		Coloured		Indian		Whites		Total	
			M	F	M	F	M	F	M	F	M	F
General Education & Training ("GET")	1 (2 744 – 61%)	No Schooling	25	–	–	–	–	–	–	–	25	–
		Pre ABET	–	–	–	–	–	–	–	–	–	–
		ABET 1	588	1	–	–	–	–	–	–	588	1
		Grade 4/Std 2	337	–	–	–	–	–	–	–	337	–
		Grade 5/Std 3 ABET 2	341	–	–	–	–	–	–	–	341	–
		Grade 6/Std 4	515	–	–	–	–	–	–	–	515	1
		Grade 7/Std 5 ABET 3	577	–	–	–	–	–	–	–	577	2
		Grade 8/ Std 6/Form 1	352	–	–	1	–	–	4	–	356	1
	(371–8%)	Grade 9/Std 7 ABET 4	364	1	–	–	–	–	6	–	370	1
Further Education & Training ("FET")	2 (371–8%)	Grade 10/ Std 8/Form 3/N1	196	7	1	–	–	–	138	5	335	12
	3 (251=5.5%)	Grade 11/Std 9 N2	160	13	3	1	–	–	74	–	237	14
	4 (651=14%)	Grade 12/ Std 10/N3	336	57	9	2	4	1	209	33	558	93
	5 (94=2%)	Diploma, Certificate	40	3	1	–	–	–	46	4	87	7
Higher Education & Training Band	6 (61=1.3%)	First Degree/Higher Diplomas	21	5	2	1	1	–	22	9	46	15
	7 (5=0.1%)	Honours/Masters	3	–	–	–	–	–	2	–	5	–
	8 (1–0.0%)	Doctorates	–	–	–	–	–	–	1	–	1	–
Total			**3 855**	**90**	**16**	**5**	**5**	**1**	**502**	**51**	**4 378**	**147**

EMPLOYMENT EQUITY POLICY

South Deep's competitiveness and ability to realise its goals depends on the competency and commitment of its employees.

The mine recognises the need to redress the imbalances of the past in line with the objectives of both the Mining Charter and the Employment Equity Act. To this end, affirmative action measures are in place to ensure that Historically Disadvantaged South Africans (black people, women and people with disabilities) begin to enjoy equitable access to employment opportunities.

This ensures that all employees with potential and the necessary motivation have an equal opportunity to be appointed, trained and/or promoted into skilled, supervisory and managerial ranks. However, no employee of the mine will have their employment terminated solely to further the mine's Employment Equity plan.

WOMEN IN MINING

South Deep encourages a higher percentage of female participation in its workforce by addressing barriers to entry. All positions on the mine are available to all employees, including females, subject to the individual meeting the inherent requirements of the job.




Ratio of females against total employees
6 000
5 000
4 000
3 000
2 000
1 000
0
Total employees
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0%
% females
01
02
03
04
05
Females
Total manpower
% females

All employees, including female employees, in underground occupations undergo the Physical and Functional Work Capacity Test ("PFWCT") as required by the Health and Safety Act. None of the 60 women assessed to date qualified for mining positions, which constitute two-thirds of the available positions.

South Deep will develop a number of strategies to enhance female representation, including:

- Continuing to conduct Physical and Functional Work Capacity Assessments for all employees (men and women) to determine their suitability for the jobs applied for.
- Identifying more positions in the mine that women could fill.
- Developing existing employees with potential.
- Recruiting externally for qualified staff, trainees and bursars.
- Creating an enabling environment for empowering women.

In terms of the requirements of the Mining Charter, the April 2009 targets are reflected below:

Band	Position	Actual 2005		Forecast 2006		2007		2008		2009		Total employees 2009
		%	No	%	No	%	No	%	No	%	No	
E	Senior management	–	–	14	1	14	1	14	1	14	1	7
D	Middle management	9	9	10	10	12	12	14	14	15	15	101
C	Junior management	7	54	8	62	9	70	10	78	11	86	812
B	Semi-skilled	3	40	4	62	6	84	7	106	9	138	1 475
A	Unskilled	1	22	3	71	5	120	7	169	9	228	2 473
Females in mining		3	125	4	206	6	287	8	368	10	468	
Total employees			**4 525**		**4 606**		**4 687**		**4 768**		**4 868**	**4 868**

* Percentages will at all times be in relation to the total complement as per operational requirement.

HDSA PARTICIPATION IN MANAGEMENT

INTRODUCTION

Particular effort is being made to identify HDSAs with talent and provide accelerated training and development initiatives to assist their progress into senior positions.

South Deep has created a demographically representative talent pool to ensure effective career and succession planning to develop, advance and retain talent. The mine also has a mentorship programme in place.

The challenge for South Deep is to strike a balance between employing people with the obvious skills needed to run the business, while investing in the potential of those people who have been historically disadvantaged. The country's overall skills pool is currently inadequate. Future success means investing today in the skills development of a multi-cultural community.

Employment Equity statistics for South Deep at 30 September 2005, as per Form S in Annexure II of the MPRD Act Regulations are as follows:

Occupational Levels	Band	Male				Female				Disabled		Total	
		African	Coloured	Indian	White	African	Coloured	Indian	White	Male	Female	Male	Female
Senior management	E	1	–	–	5	–	–	–	–	–	–	6	–
Professionally qualified and experienced specialists and mid-management	D	18	–	3	63	1	–	–	9	–	–	84	10
Skilled technical and academically qualified workers, junior management, supervisors, foremen and superintendents	C	344	13	2	380	23	3	1	28	1	–	739	55
Semi-skilled and discretionary decision-making	B	1 276	1	–	42	29	2	–	11	–	–	1 319	42
Unskilled and defined decision-making	A	2 187	1	–	5	21	–	–	–	5	0	2 193	21
Total permanent	**F–A**	**3 826**	**15**	**5**	**495**	**74**	**5**	**1**	**48**	**6**	**–**	**4 341**	**128**
Non-permanent employees	AA	29	1	–	7	16	–	–	3	–	–	37	19
Total	**F–AA**	**3 855**	**16**	**5**	**502**	**90**	**5**	**1**	**51**	**6**	**–**	**4 378**	**147**


HDSA
140
120
100
80
60
40
20
0
Total management
40
35
30
25
20
15
10
5
0
% HDSA
01
02
03
04
05
HDSA management
Total management
% HDSA

ACCOMMODATION

South Deep's vision is to enable every employee to choose where and with whom he/she wishes to reside, near his/her place of work, by 2013. Commitment to this vision was strengthened by the 2003/5 Wage Agreement between the National Union of Mineworkers ("NUM") and the Chamber of Mines, and the mine and the United Association of South Africa ("UASA"), in terms of which the parties agreed to a framework within which to implement employee accommodation strategy.

The above mentioned Agreement is in line with the findings of the 2001 study entitled: "A search for viable and sustainable alternatives to the single-sex hostel system at Placer Dome Western Areas Joint Venture (South Deep): A study of stakeholders' attitudes."

The study highlighted the fact that various accommodation options will have to be put in place to suit the variety of employees' accommodation interests. The study recommended a multi-pronged, short- to medium-term employee accommodation strategy taking into account both the needs of the business and those of the employees, including:

- Involvement of all stakeholders.
- Restructuring of the housing function.
- Review of the housing policies and practices.
- Review of the Company's ownership and leasing of accommodation.
- Upgrading and conversion of the single-sex hostels.
- Upgrading of the Visiting Wives Quarters.
- Participation at the Simunye Housing Project.
- Integrated approach to housing.
- The people's housing process.
- Incremental approach to housing.
- Implementation of a "clean wage".





FRAMEWORK OF PRINCIPLES FOR ACCOMMODATION STRATEGY

In terms of the 2003/5 Chamber of Mines-NUM Wage Agreement, the gold mining industry is to establish measures to improve the standard of accommodation for mineworkers, including the upgrading of hostels, conversion of hostels into family units and the promotion of home ownership for all employees. The following strategies and programmes were agreed to:

- 50% of employees should be in a position to exercise accommodation options, including family accommodation, by the end of 2009.
- Normalise mining communities and allow normal accommodation options by the end of 2013.
- Housing allocation criteria will be changed to ensure that all employees are eligible for the allocation of family accommodation.
- No employee will be entitled to double benefits, for instance, free/subsidised company-provided accommodation as well as a living-out allowance.
- Local government (as well as other levels of government) will be engaged in the implementation of accommodation strategies where appropriate.

- Employees from South African Development Community ("SADC") countries will not be treated differently from other Category 3 to 8 employees in respect of the provision of family accommodation.
- The Accommodation Forum at mine level will play a special role in implementing this agreement and in developing appropriate accommodation options.
- The capacity of Accommodation Forum members will be built through training, equipping them with the necessary skills to participate meaningfully in the planning and ongoing development of accommodation strategies at mine level.
- The Accommodation Forum at mine level will develop guidelines and codes regulating the utilisation of loans for purchasing or building houses, and to ensure appropriate utilisation of living-out allowances and housing loans.
- Educational programmes will be used to inform employees about issues relating to accommodation.
- Sell certain of the mine houses at reasonable prices to employees currently occupying such houses.
- Sell all vacant houses identified for sale to any interested employee at reasonable prices.
- Effective July 2005, implement market related rental to employees occupying mine houses and pay such employees the applicable living-out allowance.
- The Joint Accommodation Exploration Committee will oversee the implementation of the sale of houses.

Prior to September 2004, the mine owned 625 houses and 84 flats situated at Hillshaven (506), Westonaria (105) and Fochville (14), a block of flats comprising 67 units at Hillshaven and two blocks of flats comprising of 10 and seven units in Westonaria.

In line with South Deep's commitment to promote home ownership amongst its employees, the mine identified 459 houses that were offered for sale. The sale of the latter houses began in earnest in September 2004.

Progress on the sale of houses to date is indicated in the table below:

Status	
Number of houses identified for House Sale Project	459
Total number of Deeds of Sale signed/cancelled (year to date)	353
Number of employees for which Deeds of Sale have not been signed (year to date)	106
Progressive total Deeds of Sale signed (year to date)	R17 965 075

The revenue from the sale of the abovementioned houses is expected to be approximately R28 million, which will be utilised to assist in meeting the challenges relating to housing.

Management, UASA and NUM agreed to establish a Homeowners Association at Hillshaven to protect the interests of the new homeowners in that area. The Association's Constitution provides for the establishment of a Board of Trustees comprising two members from management, two members from NUM and one member from UASA. The composition of the Board of Trustees will be reviewed as more residents buy houses, at which time the residents will elect their own Board of Trustees comprising residents only.

Further homeownership proposals contemplated for 2006 are:
- Increase the initial 459 houses alluded to above by a further 166 houses.
- Local municipalities have been engaged regarding the provision of houses for lower-level employees near the mine. The challenges facing both the mine and the local municipalities relate to the availability of suitable residential land and the allocation of a government subsidy. The local municipality has indicated its willingness to allocate a number of stands at Simunye to mine employees. In due course, the mine intends to approach both the provincial and national departments (specifically, the Department of Housing and the Department of Minerals and Energy) to canvass their views on the framework as discussed above.
- Conversion of hostels into Single Shared Accommodation. There are currently two hostels at the mine, Emoyeni and Enduleni. The Emoyeni hostel comprises 388 rooms occupied by 2 200 people, 60% of whom are foreign employees from SADC countries. Room occupancy has, over the past five years, been reduced from twelve to six employees per room.
- Gradually convert the Visiting Wives Units into Single Shared Accommodation.

CORPORATE SOCIAL RESPONSIBILITY

South Deep invested R4.2 million in community development projects during 2005.

The primary objective of South Deep's Local Economic Development Programme is to contribute to the government's attempts to eradicate poverty and aid community upliftment in the area within which the mine operates, and in areas from which the majority of the workforce is sourced. In this regard, the mine ensures cooperation with the government in the formulation and implementation of related Integrated Development plans.

The mine has initiated various programmes that benefit community structures:

- **Care II Project**
  Care II was implemented in 2005, following the success of the Care I Project. Care II focused on those employees who were retrenched from South Deep in 2004 (305 retrenchees), and catered for the re-skilling of the relevant employees in trades such as bricklaying, fence making and candle making, and assisting them in becoming economically independent. A success rate of approximately 85% was recorded until termination of the project on 31 December 2005.

- **Care Positive**
  Care Positive was implemented in 2003 and focuses on some 384 ill and retired South Deep employees. The programme is designed to train the wider family of ill and retired employees who are no longer capable of income generating activities. This includes spouses, children and siblings, who are trained in various areas to facilitate and maintain the economic independence of the family unit.

- **School Nutrition Programme**
  South Deep, in partnership with the Department of Education, Gauteng, implements and sponsors a feeding project at two schools in the local community, Thusa-Setjaba High School and Ipeleng Primary School. The project is aimed at feeding the learners from these schools, and provides approximately 2 600 nutritional meals per day. For a large number of these learners, this constitutes their only meal for the day. South Deep employs 11 individuals to facilitate the daily meal distribution.




SOUTH DEEP
THUSA - SETJABA
SECONDARY SCHOOL
NUTRITIONAL
PROJECT

- **Hillshaven Library, Hillshaven and Westonaria Community Centres**
  South Deep established and maintains a library in the local Hillshaven community. The facility is provided and managed by the mine and a librarian is made available on a full time basis. The Hillshaven and Westonaria Community Centres facilitate activities such as sewing and knitting, whilst the Westonaria Community Centre also serves as a haven for abused women and children.

- **Philani Orphanage**
  South Deep supplements the feeding facilities of this establishment on a regular basis.





- **Joseph Ditsele Primary School**
  This school also benefits from a daily feeding project and South Deep sponsors the maintenance of the facility and the cost of one full time teacher.

- **South Deep Creche**
  This facility was established to assist South Deep employees by providing an educational establishment for pre-school children whilst their parents are at work.

- **Westonaria Randfontein Poortjie Aids Project**
  This is an initiative between neighbouring mines and the government to reach out to local communities and address HIV/Aids issues and periodic pre-emptive treatment of individuals at high risk.

- **Home based care**
  South Deep participates in an industry-wide initiative in partnership with TEBA whereby terminally ill ex-employees are cared for at home by a trained spouse or relative.

KEY SOUTH DEEP STATISTICS

	Unit	2005	2004	Variance
Gold produced	kg	**14 342**	13 330	8%
	oz	**461 119**	428 585	8%
Gold sold	kg	**14 044**	13 365	5%
	oz	**451 513**	429 688	5%
Cash operating cost	Rm	**1 107**	1 056	5%
Cash cost	R/kg	**77 191**	79 228	–3%
	$/oz	**378**	383	–1%
Total operating cost	Rm	**1 312**	1 231	7%
Total cost	R/kg	**92 671**	88 611	5%
	$/oz	**457**	429	6%
Revenue	Rm	**1 296**	1 132	14%
Gold price	R/kg	**92 262**	84 702	9%
	$/oz	**448**	412	9%
Capital expenditure	Rm	**226**	548	–59%
Average exchange rate	R/$	**6.35**	6.44	–1%

PRODUCTION

Production of 461 119 ounces of gold during 2005 was the highest achieved since the inception of the Joint Venture in 1999, and an increase of 8% from 2004. This was as a result of the replacement of low-grade surface material with higher grade underground ore during 2005. The recovery grade was up by 13% from 2004.

REVENUE

Revenue increased by R164 million during 2005 compared to 2004 due to the higher Rand gold price of R92 262/kg in 2005 compared to a price of R84 702/kg during 2004, as well as a 5% increase in volumes.

OPERATING COSTS

During 2005, Rand unit cash costs of R77 191/kg decreased by 3% from 2004, mainly due to the 8% higher production, albeit that this was partially offset by the 5% higher operating costs year on year.

The positive trends in respect of production increases along with technical and administrative efficiencies and improvements resulted in a cash operating cost for the second half of the year of R72 955/kg, representing an improvement of R9 574/kg from the first half. Cash operating costs comprise labour, consumables, contractors, utilities, overheads, business support, the change of gold and income from silver.

Cash operating costs were impacted by labour increases of 6% to 7%, as well as additional costs attributable to the commissioning of the Twin Shaft Complex in November 2004.

The total cost, which includes depreciation, was impacted with an adjustment of R32.2 million (R2 245/kg) due to additional depreciation of the Twin Shaft Complex and a change in the accounting classification of mineral rights as a result of applying International Financial Reporting Standards.

CASH FLOW

The net funding (free cash flow) from the partners for 2005 was R29 million compared with R510 million in 2004. This is attributable to an increase in the cash from operating activities and a decrease in capital expenditure from year to year. Cash flow generated by the operations increased as a result of 14% higher revenue that was partially offset by the 5% higher operating costs.

Capital expenditure decreased to R226 million from R548 million during 2004, as the Twin Shaft Complex was commissioned in late 2004.

South Deep generated a free cash flow of R132 million as from May 2005.

FOCUS AREAS TO REDUCE COSTS

Operating costs per unit will decrease with the planned increase in volumes due to the high fixed cost component of the cost structure. Further measures include:

- Improved controls on overtime expenditure.
- Adherence to norms and standards for consumable expenditure.
- Replacement of contractors on the mine with permanent staff where it is financially and practically feasible.
- Review of the utility management system.

INCOME STATEMENT

	2005 Rm	2004 Rm
Gold revenue	**1 295.7**	1 132.7
Costs and other expenses excluding depreciation	**(1 091.4)**	(1 063.6)
Depreciation	**(222.0)**	(125.1)
Operating loss from gold	**(17.7)**	(56.0)
Other income	**16.4**	8.5
Other costs	**–**	(42.3)
Loss for the year	**(1.3)**	(89.8)

BALANCE SHEET

	2005 Rm	2004 Rm
ASSETS		
Non-current assets		
Property, plant and equipment	**6 508.1**	6 580.4
Placer Dome Western Areas Environmental Trust Fund	**29.4**	23.0
	6 537.5	6 603.4
Current assets		
Inventories	**62.1**	49.3
Trade and other receivables	**42.5**	27.7
Cash and cash equivalents	**0.7**	3.5
	105.3	80.5
Total assets	**6 642.8**	6 683.9
EQUITY AND LIABILITIES		
Capital reserves		
Shareholders' equity (Partnership contributions)	**6 386.5**	6 420.8
Non-current liabilities		
Provision for post-retirement medical benefits	**5.7**	7.1
Provision for environmental rehabilitation	**38.4**	38.8
	44.1	45.9
Current liabilities		
Trade and other payables	**212.2**	217.2
	212.2	217.2
Total equity and liabilities	**6 642.8**	6 683.9

CASH FLOW STATEMENT

	2005 Rm	2004 Rm
Cash flow from operating activities		
Cash from operations	**180.1**	48.9
	180.1	48.9
Cash flow utilised in investing activities		
Additions to property, plant and equipment	**(224.9)**	(548.9)
Net increase/(decrease) in other long-term assets	**12.6**	(9.8)
	(212.3)	(558.7)
Cash flow from finance activities		
Net partnership funding	**29.4**	510.2
	29.4	510.2
Net (decrease)/increase in cash and cash equivalents	**(2.8)**	0.4
Cash at beginning of the year	**3.5**	3.1
Cash at the end of the year	**0.7**	3.5

VALUE ADDED STATEMENT

	%	2005 Rm	%	2004 Rm
Turnover		**1 295.7**		1 132.7
Cost of materials and services		**(589.4)**		(559.6)
Value added by operations	**98**	**706.3**	106	573.1
Other income/(expense)	**2**	**16.4**	(6)	(33.8)
	100	**722.7**	100	539.3
Applied as follows to:				
Employees	**69**	**502.0**	93	504.0
Re-investment				
Depreciation	**31**	**222.0**	23	125.1
Loss for the year	**0**	**(1.3)**	(16)	(89.8)
	100	**722.7**	100	539.3



WESTERN AREAS

VOLUME 3

WESTERN AREAS MINERAL RESOURCE AND RESERVE STATEMENT

Western Areas' attributable share in the defined Mineral Resources and Mineral Reserves of South Deep, as at 31 December 2005 is reported on in this section.

Western Areas' attributable share in the defined Mineral Resources and Mineral Reserves of South Deep, as at 31 December 2005, is summarised below, exclusive of the first charge. (Please note that the rounding-off of figures quoted in this section of the report may result in minor computational discrepancies.)

Definitions of technical terms can be found in the Glossary of Terms on page 122.

MINERAL RESOURCES (Western Areas)

Category	Tonnes (000s)		*In situ* grade (g/t)		Contained oz (000s)	
	2005	2004	**2005**	2004	**2005**	2004
Measured	**14 948**	8 018	**8.24**	10.95	**3 961**	2 825
Indicated	**130 042**	109 544	**7.07**	9.83	**29 576**	34 620
Total	**144 991**	117 562	**7.20**	9.91	**33 537**	37 445

The Mineral Resource has been declared at a cut-off grade of 4g/t (except for the Extended SV1 Area, where a 6g/t cut-off was applied), and is reported inclusive of those Mineral Resources that have been upgraded to, and reported as, Mineral Reserves.

MINERAL RESOURCES BY REEF AND AREA (Western Areas)

Area	**Measured**			**Indicated**			**Total**		
	Tonnes (000s)	Grade (g/t)	*In situ* Oz (000s)	Tonnes (000s)	Grade (g/t)	*In situ* Oz (000s)	Tonnes (000s)	Grade (g/t)	*In situ* Oz (000s)
Ventersdorp Contact Reef									
Phase 1	1 098	11.89	420	3 506	12.73	1 436	4 604	12.53	1 855
Phase 2	–	–	–	3 880	12.73	1 589	3 880	12.73	1 589
Total	1 098	11.89	420	7 386	12.73	3 024	8 484	12.63	3 444
Upper Elsburgs									
Phase 1	13 850	7.95	3 541	67 945	6.63	14 490	81 795	6.86	18 030
Phase 2	–	–	–	54 712	6.86	12 063	54 712	6.86	12 063
Total	13 850	7.95	3 541	122 657	6.73	26 553	136 507	6.86	30 093
Combined Total	**14 948**	**8.24**	**3 961**	**130 043**	**7.07**	**29 577**	**144 991**	**7.20**	**33 537**

Notes
Phase 1: Above Infrastructure (includes Old Mine [Extended SV1 Area], Current Mine and Future Mine – Phase 1).
Phase 2: Below Infrastructure (includes Future Mine – Phase 2).


Ventersdorp Contact Reef
9
8
7
6
5
Tonnes (Million)
16
15
14
13
12
11
10
9
8
Grade (g/t)
0
1
2
3
4
5
6
7
8
9
10
Cut-off (g/t)
Tonnes
Grade


Upper Elsburgs
900
800
700
600
500
400
300
200
100
0
Tonnes (Million)
18
16
14
12
10
8
6
4
2
0
Grade (g/t)
0
1
2
3
4
5
6
7
8
9
10
Cut-off (g/t)
Tonnes
Grade

MINERAL RESOURCES AND RESERVES BY AREA (Western Areas)

Mineral Resource				Mineral Reserves			
Category	Tonnes (000s)	In Situ Grade (g/t)	Contained oz (000s)	Category	Tonnes (000s)	Head Grade Grade (g/t)	Contained oz (000s)
Old Mine (Extended SV1 Area)							
Measured	–	–	–	Proved	–	–	–
Indicated	15 949	10.07	5 166	Probable	1 875	8.66	522
Sub-total	15 949	10.07	5 166	Sub-total	1 875	8.66	522
Current Mine & Future Mine – Phase 1							
Measured	14 948	8.24	3 961	Proved	6 456	7.33	1 520
Indicated	55 502	6.03	10 758	Probable	34 840	6.32	6 941
Sub-total	70 450	6.50	14 719	Sub-total	41 296	6.37	8 461
Future Mine – Phase 2							
Measured	–	–	–	Proved	–	–	–
Indicated	58 592	7.25	13 652	Probable	30 337	5.79	5 649
Sub-total	58 592	7.25	13 652	Sub-total	30 337	5.79	5 649
Total	**144 991**	**7.20**	**33 537**	**Total**	**73 508**	**6.19**	**14 632**

Notes:

i. The Mineral Reserves are quoted at a head grade; A plant recovery of 97.2% is to be applied to determine recoverable ounces.

ii. Mineral Resources for Future Mine – Phase 1 were previously estimated for the area extending to the -24 400N grid line. However, Mineral Resources and Reserves are now differentiated on the basis of the revised position of 110 Level.

iii. Phase 1 and Phase 2 now refer to those Mineral Resources and Reserves that occur above and below existing infrastructure respectively (that is, above and below 110 Level).



Combined Reefs
Tonnes (Million)
900
800
700
600
500
400
300
200
100
0
18
16
14
12
10
8
6
4
2
0
Grade (g/t)
0
1
2
3
4
5
6
7
8
9
10
Cut-off (g/t)
Tonnes
Grade

NOTES TO THE MINERAL RESOURCES AND MINERAL RESERVES TABLES

1. Western Areas' Mineral Resources and Mineral Reserves are stated as at 31 December 2005.

2. Key aspects pertaining to the Mineral Resource estimates are as follows:
   a) The associated geological model was completed on 30 September 2005.
   b) The geological model incorporates all surface and sub-surface drilling through to June 2005.
   c) The geological model provided for mined-out stopes surveyed through to 30 September 2005.
   d) The total Mineral Resource depletion for the period commencing 1 October 2005 to 31 December 2005 was 980 000 tonnes at a grade of 7.69g/t.
   e) A cut-off grade of 4.0g/t was used for the reporting of the Mineral Resource, except for the Old Mine, where a 6g/t cut-off was used. The basis for the application of the cut-off grades was as follows:
      - 4.0g/t was utilised since the lowest Mineral Reserve cut-off was 3.9g/t for long hole stoping.
      - 6.0g/t was utilised for the Old Mine since higher mining costs are envisaged in the absence of access to the collapsed SV1 Shaft.

3. Key aspects pertaining to the Mineral Reserve estimates are as follows:
   a) The reserving process was completed on 6 January 2006.
   b) The total Mineral Reserve depletion for the period commencing 1 October 2005 to 31 December 2005 was 440 000 tonnes at a grade of 7.94g/t.
   c) A gold price of R87 192/kg was used based on a three-year average gold price of $400 per ounce and a three year average exchange rate of R6.78/$.
   d) Modifying factors.
      - Trackless dilution of 3.8% to 8.3% at 0g/t.
      - Conventional dilution of 7.9% at 0g/t to 2g/t.
      - A 90% Mine Call Factor was applied to the VCR to the west of the Upper Elsburg subcrop, and a 95% Mine Call Factor for the Upper Elsburgs to the east.
   e) Cut-off grades have been calculated by mining method and by level.
      - Trackless long hole: 3.9g/t.
      - Trackless drift and fill with benching: 4.9g/t.
      - Conventional longwall and destress: 7.4g/t.

4. The Mineral Resource and Reserve statement as at 31 December 2005, on which basis certain of the above tables have been compiled, was signed off by Mr Dexter Ferreira as Competent Person on 9 February 2005. In addition, and following their review of the Mineral Resources and Reserves, an Independent Review Panel confirmed that it "considers the 2005 South Deep Mineral Resource and Mineral Reserve Statement to be compliant with the South African Code for Reporting of Mineral Resources and Mineral Reserves (the SAMREC Code, 2000)".

5. Mr Dexter Ferreira holds a BSc degree in geological sciences acquired from McGill University in 1983, as well as a BEng degree in Mining Engineering acquired in 1989. He is furthermore a member in good standing with the South African Council for Natural Scientific Professions ("SACNASP"), and has worked on Witwatersrand paleoplacers since 1999. Mr Ferreira was responsible for the preparation of the Mineral Resource and Reserve estimates for South Deep as at 31 December 2005.

6. Sensitivity of Mineral Reserves (Current Mine) to gold price.

Current Mine Mineral Reserve totals: sensitivity to gold price

	2005 Mineral Reserves			Difference		
% Change	Tonnes	Grade (g/t)	Ounces	Tonnes	Grade (g/t)	Ounces
Base Case	24 732 016	6.92	5 504 334	–	–	–
–10%	19 695 818	7.41	4 691 242	–20.4%	7.0%	–14.8%
+10%	31 334 350	6.40	6 443 249	26.7%	–7.6%	17.1%
+20%	34 733 738	6.21	6 934 367	40.4%	–10.3%	26.0%

Note: Sensitivities as at 1 October 2005.

Current Mine: Sensitivity of Mineral Reserves to gold price


8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
Ounces x 000
-10%
0%
10%
20%
Mineral Reserves (ounces)

Note: Base Case of R87 912/kg

Discussion on the differences in the declared mineral resource estimates of 2004 and 2005

Geological Modelling

An IRP was mooted by South Deep management and the PDWA JV partners during the second quarter of 2004 as a review and advisory panel to provide advice and assistance during and after completion of the South Deep Mineral Resource and Reserve estimation models for year end regulatory disclosure purposes. The IRP comprised five main members under the convenorship of Mrs Vivienne Snowden.

A significant programme of work was undertaken at South Deep during 2005 to address prior concerns raised by SRK Consulting regarding the application of geological controls to Future Mine (Phase 1 and 2). This has led to South Deep, on the recommendation of the IRP, undertaking a refinement of the geological model, which has provided geological controls and constraints to the Bayesian method of estimation of tonnes and grade in Future Mine.

The July 2002 Mineral Resource Model, which formed the basis of the 2004 Mineral Resource estimate, only recognised three stratigraphic units, namely the M's, ED's and EC's, which is a simplification of the stratigraphy of the Upper Elsburgs. However, the September 2005 Mineral Resource Model now incorporates six reef units (MB, MA/MI, ED, ECT, EC and EC9) in the Current Mine, and recognises five unconformities within the Upper Elsburgs (by comparison the 2002 Mineral Resource Model, which only recognised two unconformities). In addition, and as regards the validity of extending the resource estimate into Future Mine (Phases 1 and 2), a geological study was undertaken to:

- Distinguish the main stratigraphic units to a resolution where the primary unconformities and main quartzite and conglomerate ("reef") lithological units are honoured.
- Model the lateral geological facies changes within the "reef" zones, and in relating these to gold distribution, to delineate areas (geozones) of equal economic potential.

This work confirmed that six unconformity bounded units are present in the Upper Elsburgs, which occur across the South Deep Mining Authorisation. Lithologically the unconformity bounded units have been split into six "reef" and five "sandy" units, totalling eleven stratigraphic units. Typical of the Witwatersrand paleoplacers, the six auriferous reef units at South Deep also occur directly above the six main unconformities. Within all of the reefs, economic gold mineralisation shows an excellent, positive, spatial correlation with the coarse conglomeratic facies, while the sandy conglomeratic facies generally host uneconomic gold concentrations. Based on these associations, high potential geozones have been interpreted that closely follow the lobate distribution of the coarse conglomerates, whereas areas of poor and fine conglomerate development have been delineated as low potential geozones. Moderate potential geozones represent the transition between these high and low potential geozones. With the benefit of having defined the areal extent of these geozones, and the knowledge of the associated gold distribution in Current Mine, the gold distribution could then be interpolated into Future Mine Phase 1 and 2 using a Bayesian approach.

Differences in the declared Mineral Resource estimates of 2004 and 2005

Mineral Resources

Changes associated with the new Mineral Resource when compared with the prior July 2002 Mineral Resource Model at a 5g/t cut-off (depleted for mining to 30 September 2005), can be attributed to the following factors:

Factor	Tonnes % Change	Grade % Change	Ounces % Change
New drilling	−1	−4	−4
Lower top-cuts	−1	−4	−4
New geological model	−9	−8	−16
Total	**−11**	**−16**	**−24**

Note: The new 2005 Geological Model was completed on 30 September 2005.

The decrease in tonnage is 11% for the entire Mineral Resource, including 2% in Current Mine – Upper Elsburgs, 20% in Future Mine – Upper Elsburgs, and 2% in the VCR to the west of the Upper Elsburg subcrop.

The decrease in grade is 16% for the entire Mineral Resource, including a 10% decrease in the Current Mine – Upper Elsburgs, a 32% decrease in Future Mine – Upper Elsburgs, and a 5% increase in the VCR west of the Upper Elsburg subcrop.

Mineral Reserves

The decrease in Mineral Reserves (–33% in tonnage, –16% in grade and –46% in contained gold) is principally the result of the reduction in the Mineral Resource tonnes and grade, a more conservative regional pillar design, and the introduction of long hole stoping.

When compared with the 2004 estimate, the 2005 Mineral Reserve shows a decrease of 25.7 million ounces. This decrease is distributed as shown below, most of which can be ascribed to Future Mine (22.4 million ounces, of which 6.4 million ounces are in the [enlarged] Phase 1 Area and 16.0 million ounces in the [reduced] Phase 2 Area), and is attributable to a significantly improved geological model and more restrictive geotechnical constraints. In Current Mine, the ounces decreased by 1.2 million ounces as a result of the new drilling, less selective mining and a new geological model. In the SV 1 (Old Mine) area, the ounces decreased by 2.1 million ounces, reflecting higher costs (and a resulting higher cut-off grade) and due consideration of the status of the SV 1 Shaft.

Area	Depleted 2004 Moz	2005 Moz	Difference Moz	Percentage difference
Old Mine (SV1)	3.1	**1.0**	2.1	66%
Current Mine	6.4	**5.2**	1.2	19%
Future Mine Phase 1	18.3	**11.9**	6.4	35%
Future Mine Phase 2	27.3	**11.3**	16.0	59%
Total	55.1	**29.4**	25.7	47%

Note: Reconciliation as at 30 September 2005.

A regional pillar optimisation study undertaken by SRK Consulting provided a revised pillar layout for Future Mine which reduces seismic risk, improves regional pillar stability and recognises the presence of weak lava in the hangingwall. The areal extraction of reef has decreased from some 90% to 80 – 85%, dependent on depth. This has had a disproportionate effect on the volumetric extraction, with regional pillars now comprising 46% of the reef volume, representing a volumetric increase of 110% when compared with the prior pillar designs. The gold currently locked in pillars is estimated to be 20 million ounces (102Mt at a gold grade of 6.1g/t), an increase of 58% from 2004, although this comparison is based on different block models.

The introduction of long hole stoping in specific project areas has led to an increase in tonnage of the Mineral Reserves, albeit at a lower grade.

IMPLICATIONS OF THE NEW MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT No. 28 OF 2002 – SOUTH AFRICAN MINERAL RIGHTS INTERESTS

The Mineral and Petroleum Resources Development Act No. 28, 2002 ("the MPRD Act") came into force on 1 May 2004. The MPRD Act provides for State custodianship of mineral resources and the government becomes the grantor of prospecting, exploration, mining and production rights.

The implications for companies holding mineral rights or interests therein are set out in the transitional arrangements that are recorded in Schedule II to the MPRD Act.

There are three other categories of rights given recognition in terms of the transitional provisions, of which the following are relevant in the context of Western Areas:

- Old order mining rights
- Unused old order rights

An old order mining right includes that situation where the underlying right is held in conjunction with a mining authorisation issued in terms of Section 9 of the MPRD Act, and where mining operations are actively being conducted at the commencement of the MPRD Act. The holder of such an old order mining right will have a period of five years commencing 1 May 2004 to convert the old order mining right into a new form mining right in terms of the MPRD Act. There is no guarantee that such conversion will take place, as an application has to be made therefor, and the criteria for conversion as set out in Item 7 of Schedule II need to be satisfied. Furthermore, there is no guarantee that the converted mining right will apply to the same area held under the old order mining right and be granted for the same period. In order to convert, one has to lodge, *inter alia*, a mining work programme and a prescribed social plan, in addition to demonstrating that the holder will give effect to the object of the MPRD Act of expanding opportunities for Historically Disadvantaged South Africans ("HDSAs") to enter the mineral industry and to benefit from the exploitation of the nation's mineral resources, in accordance with the Charter on Socio-Economic Empowerment which contains a scorecard approach to such empowerment on the grant of conversion. It should further be noted that upon such conversion being granted, the holder of the new form mining right will have to pay a royalty to the State in terms of the Mineral and Petroleum Royalty Bill ("the Bill"). The maximum period for which a new form mining right will initially be granted is 30 years.

Indications are, however, that as the royalty will only be imposed in 2009, conversions concluded at a prior date will not give rise to a royalty obligation until 2009. The draft Bill, which was published for comment in 2003, makes provision for a mineral resource extractor to pay royalties annually, on a quarterly basis, to the State for every mineral resource extracted and transferred by that extractor. The proposed royalty to be imposed on gold extraction is 3% multiplied by the published tradeable value and by its unit quantity in terms of weight, size, volume or other similar criteria normally used for that mineral resource. The gross sale value should be used if the tradeable value is not available. A mineral extractor will not be subject to a royalty on any mineral resource transferred, if it proves that the same mineral resource was previously subject to a royalty. However, cognisance must be taken of the fact that the Bill in its current form is presently under revision, and may differ substantially in its next draft, which is expected this year.

An unused old order right applies to those mineral rights, mining title, or rights to prospect, whether coupled with a mining authorisation or prospecting permit or not, where the holder of the relevant right was not actively prospecting or mining at the commencement of the MPRD Act. In terms of the MRPD Act, the holder of such rights was given until 1 May 2005 to apply for a new form prospecting right or mining right, the applications of which need satisfy those criteria as set out in Sections 16 and 22 of the MPRD Act respectively. If the holder did not apply for a new form prospecting right before 1 May 2005, or the application is subsequently turned down, then the underlying rights will lapse and the right to prospect or mine over the relevant area can be granted by the State to any third party. It should further be noted that upon the conversion of the old order mining rights and old order mineral rights into new form mining rights and prospecting rights, all of the underlying old order rights lapse.

In addition, current rights to receive royalties or other ongoing considerations flowing from old order rights are not given recognition in the transitional provisions whatsoever, unless payable to a community. Hence, when the mineral rights lapse in accordance with the transitional provisions, whether after the one or five year periods mentioned above, the royalty or ongoing consideration will have no force or effect.

The MPRD Act calls for the development of a broad-based socio-economic empowerment charter that will set out the framework, targets and timetable for increasing the participation of HDSAs in the mining industry, and enhancing the benefits to HDSAs arising from the exploitation of mineral resources. The Charter was promulgated in the Government Gazette, Government Notice 1639/2004, and is accompanied by a Scorecard, which is designed to facilitate the application of the Charter in terms of the requirement for conversion of old order mining rights under the MPRD Act. The Charter is based on seven key principles, five of which are operationally orientated and cover areas focused on improving conditions for HDSAs, whereas the remaining two are focused on HDSA ownership targets and beneficiation.

The five areas of operational focus in the Charter include human resource (both black and white) development, employment equity including HDSA participation in management and participation by women, HDSA participation in procurement, improved housing and living conditions for mine employees and community and rural development.

The Charter contains targets to increase HDSA ownership of South African mining industry assets to 26% over 10 years. The government has indicated an interim target of 15% over five years. The Charter states that the transfer of ownership in the industry must take place in a transparent manner and at fair market value. It also states that the South African mining industry will assist HDSA companies in securing finance to fund their participation.

Western Areas and South Deep
In the context of Western Areas' rights in the PDWA JV under Mining Licence 8/99, such rights are classified as old order mining rights. As such, the PDWA JV has until 1 May 2009 to lodge an application for the conversion of the existing mining authorisation into a new form mining right for which purpose, in order to satisfy the Charter, South Deep must have disposed of a 15% participation interest to an HDSA entity.

To this effect, the PDWA JV have completed preliminary drafts of the required mining works programme and the Social and Labour Plan.

At present, the financial implications of various pieces of the new legislation cannot be assessed. As such it is difficult to quantify either the increase in costs or the other impacts of the proposed royalty and Charter targets on operations at South Deep. Depending on the final provisions of the new legislation, there is a possibility of a material increase in costs to the operations at South Deep. The PDWA JV will continue to monitor the progress of the MPRD Act and related instruments, and assess their impact on current operations and future planned development.

South Deep is relatively advanced in meeting the operational Charter targets, as is discussed in the Sustainable Development section from page 51.

Western Areas Unused Old Order Rights
Prior to 1 May 2005, Western Areas held a variety of unused old order mineral rights located in the West Rand, Far West Rand, Klerksdorp and Free State Goldfields.

Following a review of its unused old order mineral rights ("rights") in early 2005, it was decided that the Company should largely focus on converting those rights which were adjacent, or in close proximity to, South Deep, where previous exploration activities had identified extensions to either the VCR or the Upper Elsburgs. Other factors that were considered in the decision to rationalise its holdings included the ability to consolidate properties, depth of the targeted reef horizons and historical drilling results. Due consideration was also given to the fact that such applications require a Prospecting Works Programme and supporting commitment to fund such related prospecting.

Therefore, and prior to 1 May 2005, Western Areas lodged several applications for prospecting rights over certain of its unused old order rights with the Department of Minerals and Energy ("DME") in Gauteng, which have been granted subject to the notarial execution and registration thereof, and the provision of appropriate documentation supporting 26% black economic empowerment ("BEE") participation in such prospecting rights ("new rights"). Once finalised, the new rights will be valid for a period of five years, with the right to renew the new right for a further period of two years, on the basis that Western Areas complies with the terms and conditions on which basis the new rights were granted.

To give effect to the requirement to have 26% BEE participation, Western Areas concluded an agreement with Peotona Gold (Pty) Limited ("Peotona"), where Peotona acquired a 26% shareholding in Western Areas Prospecting (Pty) Limited, in whose name the new form prospecting rights will reside, once granted.



WESTERN AREAS LIMITED

VOLUME 4
ANNUAL FINANCIAL STATEMENTS

APPROVAL OF ANNUAL FINANCIAL STATEMENTS

The directors are responsible for monitoring the preparation and integrity of the annual financial statements in this annual report, as well as related information. The external auditors are responsible for expressing an opinion on the annual financial statements.

The annual financial statements, which appear on pages 82 to 117, are prepared in accordance with International Financial Reporting Standards ("IFRS"), and in the manner required by the South African Companies Act, 1973 (Act 61 of 1973), as amended ("Companies Act"). These are the Group's first consolidated financial statements in accordance with IFRS.

These financial statements were approved by the Board of Directors on 28 March 2006 and are signed on its behalf by:

G Marcus
Executive chairperson

SA Levitt
Chief financial officer

DECLARATION BY THE COMPANY SECRETARY

WESTERN AREAS LIMITED ANNUAL REPORT 2005

I declare that, to the best of my knowledge, in terms of section 268(G)(D) of the Companies Act, the Company has lodged with the Companies and Intellectual Property Registration Office all such returns as are required of a public company in terms of the Companies Act and that all such returns are true, correct and up to date in respect of the financial year reported on.

S Singh
Company secretary

Johannesburg
28 March 2006

TO THE MEMBERS OF WESTERN AREAS LIMITED

We have audited the annual financial statements and Group annual financial statements of Western Areas Limited set out on pages 82 to 117 for the year ended 31 December 2005. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the annual financial statements present fairly, in all material respects, the financial position of the Company and of the Group as of 31 December 2005 and of the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.

Without qualifying our opinion, we draw attention to the Income Statement which indicates that the Company incurred a net loss of R408.7 million for the year ended 31 December 2005 and to the going concern paragraph in the Directors' report which indicates that the Company's current liabilities exceeded its current assets by R177.6 million. The directors' report also indicates how the Company's forecast cash outflows are expected to be met and further that should the Company not be successful in raising the funding to meet its forecast cash outflows, a material uncertainty exists which may cast significant doubt about the Company's ability to meet its obligations in the normal course of business and to continue as a going concern without undertaking further borrowings and/or the partial disposal of a portion of its assets.

KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
28 March 2006

The directors have pleasure in submitting their report, and the annual financial statements for the year ended 31 December 2005.

BUSINESS ACTIVITIES

Western Areas is focused on investment in the South African gold mining industry. The Company's principal asset is its 50% interest in the Placer Dome Western Areas Joint Venture, which was formed in 1999 as a result of the sale of 50% of South Deep Gold Mine ("South Deep") to Placer Dome South Africa (Pty) Limited ("Placer Dome").

The South Deep Twin Shaft Complex has been under development since 1995 at a cost of more than R4 billion. It was commissioned in November 2004 and consists of a single drop Ventilation Shaft to a depth of 2 760 metres, and a single drop Main Shaft to a depth of 2 993 metres.

The Twin Shaft Complex provides direct access for personnel and materials to levels previously serviced through Sub-Vertical Shafts at the South Deep Complex, thereby obviating costly double handling arrangements.

FINANCIAL RESULTS

The transition to IFRS, as explained in note 34, did not have a significant impact on the financial results of the Company and Group. The 2004 figures have been restated due to the transition.

The Group achieved a loss after tax of R407.4 million for the year (2004: Restated profit R7.9 million). Headline losses amounted to 273.9 cents per share for the year compared to the restated headline earnings of 5.7 cents for 2004.

PROPERTY, PLANT AND EQUIPMENT

There were no changes in the nature of property, plant and equipment, or in the policy regarding their use, during the year.

On the basis of the Mineral and Petroleum Resources Development Act No. 28 of 2002 ("MPRD Act"), and the manner in which unused old order rights are dealt with therein, the carrying value of those unused old order rights held prior to 1 May 2005 to the extent of R60 million was impaired, as future benefits from these rights are not probable.

SHARE INCENTIVE TRUST

The Western Areas Share Incentive Scheme ("the Scheme") was approved by shareholders and implemented on 6 January 1999 by way of the establishment of the Western Areas Share Incentive Trust ("the Trust"). The only participant of the Trust was Mr Brett Kebble, until his untimely death in September 2005.

As indicated in the Chairperson's Review on page 13, evidence obtained by the forensic auditors in their review of the affairs of JCI Limited ("JCI") indicated that Mr Brett Kebble, or entities related to him, benefited from unauthorised share transactions within the Trust. Currently the Trust holds 640 Western Areas shares compared to the 500 640 it should hold, indicating that Mr Brett Kebble directly or indirectly removed the shares without compensation to the Trust.

The Trust will lodge a claim against the estate of Mr Brett Kebble for R7.4 million in accordance with the Trust Scheme. However the R7.4 million receivable has been impaired in the Group results.

The Trust owes Western Areas R3.1 million, which it borrowed in terms of its powers to acquire shares in the Company. As indicated above, the Trust only holds 640 shares and with the impairment of the amount receivable from Mr Brett Kebble, the money owed to Western Areas is unlikely to be recovered and accordingly has also been impaired by the Company in 2005.

JCI agreed not to raise any claim against the Trust in respect of 297 723 Western Areas shares belonging to JCI that formed part of the unauthorised share transactions in the Trust.

The Company is currently reviewing the requirement to continue with this Scheme.

INVESTMENT IN SUBSIDIARIES

The Company has the following 100% held subsidiaries: Ware Limited, JCI (Tanzania) Limited, JCI (Ethiopia) Limited, JCI Madagascar Sarl, Garrick Investment Holdings Limited (Isle of Man) and Spanne Limited. As these companies are dormant, and no trading occurred during the year, they have no impact on the consolidated financial statements. Consideration is being given as to their purpose and future, about which a decision will be made in 2006.

INVESTMENT IN ASSOCIATE

Following the conclusion of a mineral rights exchange agreement with AngloGold Ashanti Limited ("AngloGold") and certain JCI Group companies, Western Areas acquired a 36% interest in Goldridge Gold Mining Company (Pty) Limited ("Goldridge") in 2004 for a total consideration of R22.8 million.

Goldridge's balance sheet represented mineral rights and loans payable to shareholders. On the basis of the MPRD Act, and the manner in which unused old order rights are dealt with therein, the carrying value of the unused old order rights held by Goldridge was impaired. The impairment of the only assets held by Goldridge resulted in the Company having to impair its investment in Goldridge, totalling R22.8 million.

Furthermore, the application lodged by Goldridge for the granting of a new form prospecting right was rejected by the Department of Minerals and Energy ("DME") subsequent to year end.

DIRECTORS' EMOLUMENTS

The table below provides an analysis of emoluments paid to executive and non-executive directors of Western Areas for the year ended 31 December 2005:

Name	Salary R	Consulting fees R	Directors' fees R	Total 2005 R	Total 2004 R
Executive					
Kebble, RB [1]	–	113 751	80 000	**193 751**	795 002
Lamprecht, JC [2]	1 300 000	–	–	**1 300 000**	1 675 000
Marcus, G	182 683	–	–	**182 683**	N/A
Miller, GT	–	–	–	–	–
Non-executive					
Barnes, MA	–	–	–	–	80 000
Bray, VG	–	–	135 000	**135 000**	125 000
Dixon, JR [3]	–	–	250 126	**250 126**	N/A
Kebble, RAR	–	–	20 000	**20 000**	90 000
McGregor, AA [3]	–	–	115 000	**115 000**	105 000
Mkwanazi, ME	–	–	127 192	**127 192**	125 000
Nairn, WA	N/A	N/A	N/A	**N/A**	50 000
Nurek, DM	–	–	–	–	N/A
Poole, GW	–	–	20 000	**20 000**	10 000
Rasethaba, SM	–	–	95 000	**95 000**	75 000
Sehoole, IS	–	–	–	–	N/A
Smith, HJ	–	–	–	–	N/A
Uren, VP	N/A	N/A	N/A	**N/A**	50 000

Notes:

(1) The 2004 Annual Report states that no consultancy fees, bonuses and special payments or pension scheme benefits were paid to executive and non-executive directors of Western Areas during 2004. It has recently emerged that, in addition to the payment of Mr Brett Kebble's fees as chief executive officer, an additional consulting fee was paid to him totalling R420 343 in 2003 and R455 002 in 2004, for the payment of his personal assistant. All monies paid to Mr Kebble were made on receipt of an invoice for "consultancy services" rendered. These amounts were not previously reflected as director emoluments.

(2) The emoluments paid to Mr Chris Lamprecht was the cost to the Company. An additional R900 000 (2004: R1 025 000) was paid to him by the Company, but was recovered from Consolidated Mining Management Services Limited, for services rendered to JCI.

(3) These directors' fees are not received by the directors in their beneficial capacity, but are paid to the companies they represent.

No bonuses, special payments or pension scheme benefits were paid to executive and non-executive directors of Western Areas during 2005.

DIRECTORATE

During the year under review, the following appointments and resignations took place:

Name	Designation	Appointed	Resigned
Barnes, MA	Non-executive	–	03.02.2005
Bray, VG	Independent non-executive	–	31.12.2005
Dixon, JR	Non-executive	10.03.2005	–
Kebble, RAR	Non-executive	–	27.07.2005
Kebble, RB	Chief executive officer	–	24.08.2005
Lips, F [1]	Independent non-executive	26.05.2005	29.09.2005
Marcus, G (Ms)	Executive chairperson	17.11.2005	–
Miller, GT	Executive	–	06.05.2005
Mkwanazi, ME [2]	Non-executive	–	31.12.2005
Nurek, DM	Non-executive	17.11.2005	–
Poole, GW (withdrew)	Alternate (Miller, GT)	–	06.05.2005
Rasethaba, SM	Non-executive	–	24.08.2005
Sehoole, IS	Independent non-executive	14.12.2005	–
Smith, HJ	Independent non-executive	14.12.2005	–

(1) Deceased 29.09.2005
(2) Relinquished chairmanship on 24.08.2005

Subsequent to year end, Mr SA Levitt was appointed as an executive director with effect from 10 January 2006. Mr JC Lamprecht resigned as financial director with effect from 10 March 2006.

The directors in office at the date of this report are as follows:

Marcus, G	Executive chairperson
Levitt, SA	Chief financial officer
McGregor, AA	Non-executive director
Nurek, DM	Non-executive director
Dixon, JR	Independent non-executive director
Sehoole, IS	Independent non-executive director
Smith, HJ	Independent non-executive director

DIRECTORS' INTERESTS

The total interests of directors in the issued share capital of Western Areas as at 31 December 2005 were as follows:

Name	**Total 2005**	Total 2004
Executive		
Kebble, RB [1]	**N/A**	2 703 345
Lamprecht, JC [2]	**15 000**	–
	214 418	–
Marcus, G	**–**	N/A
Non-executive		
Bray, VG	**N/A**	100
Dixon, JR	**–**	–
Kebble, RAR	**N/A**	113 472
McGregor, AA	**–**	–
Nurek, DM	**–**	N/A
Poole, GW	**N/A**	100
Sehoole, IS	**–**	N/A
Smith, HJ	**–**	N/A

(1) The interest includes the shares vested to Mr Kebble in respect of the Share Incentive Scheme. Refer to unauthorised share transaction in the Trust as detailed in the Chairperson's Review and Directors' Report on page 13 and page 82 respectively.
(2) Mr JC Lamprecht purchased 15 000 futures during the year under review and owns 214 418 shares in a direct beneficial capacity.

There were no contracts of any significance during, or at the end of, the financial year in which any director had a material interest.

SHARE CAPITAL

The Company's authorised share capital increased from 119 000 000 to 155 000 000 ordinary shares of R1 (One Rand) each during the year under review.

In terms of the renounceable rights offer which was concluded on 15 December 2005, the Company's issued ordinary shares of 118 548 379 increased by 35 505 240 amounting to 154 053 619 shares in issue of R1 (One Rand) each during the year.

The Company's authorised variable rate preference shares of 100 000 000 of 0.01 cent each remained unchanged during the year.

At the annual general meeting held on 27 July 2005, shareholders approved an ordinary resolution placing the number of unissued ordinary shares, exclusive of the number of shares reserved for purposes of the Share Incentive Scheme as at that date, under the control of the directors until the next annual general meeting.

The Company has not exercised the general approval to buy back shares from its issued ordinary share capital granted at the annual general meeting held on 27 July 2005.

Results of the rights offer

The results of the renounceable rights offer ("the rights offer") of 35 505 240 Western Areas shares ("rights offer shares") to Western Areas shareholders or their renouncees at 1 800 cents per share in the ratio of 29.95 rights offer shares for every 100 Western Areas shares held on the record date for the rights offer, which closed on Thursday, 15 December 2005, were as follows:

	Offer shares	% of offer shares
Offer shares subscribed for in terms of the rights offer	35 341 802	99.54
Offer shares subscribed for by the underwriter in terms of the underwriting commitment	163 438	0.46
Total offer shares available for subscription in terms of the rights offer	35 505 240	100.00
Total excess applications received for in terms of the rights offer	31 173 672	87.80

The directors were unable to allocate the available shares to excess applications on an equitable basis, and therefore declined all excess applications. In terms of its underwriting commitment, JCI Investment Finance (Pty) Limited subscribed for the available excess shares, namely 163 438 rights offer shares. The JCI Group subscribed for 8 871 931 rights offer shares, excluding the underwriting commitment, and Allan Gray clients subscribed for 8 604 492 rights offer shares. Following the rights offer, JCI Group holds 28.5% of Western Areas' issued ordinary share capital as at 31 December 2005.

ADR programme

The Company's Level-1 American Depository Receipt ("ADR") programme traded in the United States ("US") Over-the-Counter ("OTC") market from 7 February 2005.

The Bank of New York has been appointed as the depository bank for the Company's Level-1 ADR programme, which trades under the ticker symbol "WARUY".

One ADR represents one existing issued ordinary Western Areas share. The sponsored Level-1 ADR programme will give Western Areas the benefit of a publicly traded security in the US without having to change the Company's reporting requirements.

According to the Securities Exchange Commission ("SEC"), the shares of most foreign companies that trade in the US markets are traded as ADRs issued by US depositary banks. If you own an ADR, you have the right to obtain the foreign stock it represents, but US investors find it more convenient to own the ADR. The price of an ADR corresponds to the price of the company share in its home market, adjusted at the relevant exchange rate.

Owning Western Areas ADRs has a number of advantages:

- When investors buy and sell ADRs they are trading in the US market.
- The trade will clear and settle in Dollars.
- The depository bank will convert any dividends or other cash payments into Dollars before sending them to the investor.
- The depository bank may arrange to vote investors' shares for them as they instruct.

GOING CONCERN

The Company is engaged in a joint venture involving the development and exploitation of South Deep.

Although South Deep was cash positive during 2005, additional funding was required to meet the Company's derivative obligations. This was obtained from a bridging loan extended by shareholder JCI. JCI advanced R284 million to the Company during 2005, thereby increasing its loan to Western Areas to R379 million, excluding interest. In the 2004 annual report, the Company had indicated that R800 million was to be raised through a rights issue. The capital raising, while 88.8% over subscribed, did not meet the target, as only R639 million was raised in December 2005. The funds raised were applied in settlement of the JCI loan (R408 million, inclusive of interest).

The proceeds from the rights issue are insufficient to meet the cash needs of the Company through 2006. It is anticipated that the cash resources of the Company will be exhausted during the last quarter of 2006. This is mainly attributable to the hedge commitments arising from the derivative structure that was put in place during 2001 to fund the then estimated residual capital expenditure relating to the completion of the South Deep project, based on the Mine plan at the time. The net current derivative obligation results in the Company's current liabilities exceeding its current assets by R178 million at year end. This is nevertheless an improvement in the position at 31 December 2004, when the current liabilities exceeded the current assets by R394 million. Furthermore, the Company's total assets exceeded its total liabilities by R1 508 million at 31 December 2005, also an improvement of R19 million on the previous year.

Based on the current gold price, operations at South Deep are expected to continue to be cash positive, even after capital expenditure, and will contribute to the cash requirements of Western Areas. In an endeavour to fund possible cash short falls, mainly due to the derivative structure obligations, management is in the process of reviewing the various options available to the Company to address this. These options include, but are not limited to:

- Issuing 10% of the current issued share capital for cash. At current market prices this will raise approximately R675 million.
- Arranging a standby facility.
- Rescheduling the derivative commitments such that less gold is hedged over the near term, but with a corresponding increase at a later period. This strategy will expose the Company to a continued rise in the gold price, but it will have to deliver more gold at the lower hedge prices thereafter. Under this scenario, the Company will be in the position of having no derivative obligations in the short term, allowing the build-up of production at South Deep to be funded predominantly from operational cash flows assuming a higher gold price.

Should the Company not be successful in its initiatives to meet the forecast cash outflows, a material uncertainty exists which may cast significant doubt about the Company's ability to meet its obligations in the normal course of business and to continue as a going concern without undertaking further borrowings and/or the partial disposal of a portion of its assets.

The directors believe that if any of the above options are successfully concluded the Company will be able to meet its obligations as they fall due, and that the Company will be a going concern in the year ahead. Accordingly, the directors continue to adopt the going concern basis in the preparation of the financial statements.

POST BALANCE SHEET EVENTS

On 9 February 2006, subsequent to year end, the new South Deep Mineral Resource and Reserve Statement was signed off by a Competent Person as detailed on pages 46 and 70 to 76. Certain property, plant and equipment are depreciated using the unit-of-production method based on Proved and Probable Mineral Reserves ("Mineral Reserves"). The new Mineral Reserves estimate will only be applied in calculating the depreciation charge and certain accounting estimates for the 2006 financial year.

The insurance claim arising from the damage to the South Shaft No. 1 Sub-Vertical Shaft in January 2004 has been resolved, to the extent that the insurers have approved a net settlement of $11,5 million post year end.

DIVIDEND POLICY

No formal dividend policy is in place. The Board of Directors will base decisions to declare dividends on prevailing economic conditions and forecasts from South Deep once surplus cash is generated from the operation net of the derivative liabilities.

DOLLAR TRANSLATION

To facilitate international investors' understanding of our financial results, a translation of convenience in Dollars is provided for in the Group income statements, balance sheets and cash flow statements on pages 118 to 120.

MATERIAL RESOLUTIONS

Details of special resolutions and other resolutions of a significant nature passed by the Company during the year under review, were as follows:

Ordinary and special resolutions passed at the annual general meeting held on 27 July 2005

- Placing the unissued ordinary shares under the control of the directors as a general authority.
- Authority to issue shares for cash.
- To amend the Company's Articles of Association.
- Increase of authorised share capital of the Company.
- Repurchase by the Company of its issued ordinary shares.

ANNUAL GENERAL MEETING

Notice of the 46th Annual General Meeting of shareholders, which is to be held in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg on Wednesday 10 May 2006 at 10:00, is contained on pages 126 and 127 of the annual report. Additional copies of the notice of meeting may be obtained from the Company's registered office, the London Secretaries, and the Transfer Secretaries, or alternatively, it may be accessed from the Company's website.

SECRETARY

The company secretary at the date of this report is Ms S Singh.

Business address
28 Harrison Street
Johannesburg
2001

Postal address
PO Box 61719
Marshalltown
2107

INCOME STATEMENT

For the year ended 31 December 2005

GROUP				COMPANY	
2004 Rm	**2005 Rm**		Notes	**2005 Rm**	2004 Rm
381.4	**420.6**	Gold revenue	1	**420.6**	381.4
(634.1)	**(668.2)**	Costs and other expenses	2	**(668.2)**	(634.1)
(252.7)	**(247.6)**	**Operating loss from gold operations**		**(247.6)**	(252.7)
5.2	**8.4**	Other income		**7.1**	5.2
(20.5)	**(23.8)**	Administration and other expenditure		**(28.1)**	(20.5)
(268.0)	**(263.0)**	**Operating loss before financing costs**		**(268.6)**	(268.0)
0.8	**1.1**	Finance income	3	**1.1**	0.8
(12.9)	**(30.1)**	Finance expenses	3	**(30.1)**	(12.9)
(280.1)	**(292.0)**	**Operating loss after financing costs**		**(297.6)**	(280.1)
(69.8)	**(55.6)**	Present value adjustment for option premium payable	4	**(55.6)**	(69.8)
221.0	**(128.9)**	Fair value adjustment	5	**(128.9)**	221.0
151.2	**(107.7)**	Exchange (losses)/gains	6	**(107.7)**	151.2
-	**(84.9)**	Impairments	7	**(85.9)**	-
-	**(5.3)**	Share of loss in associated company		**-**	-
22.3	**(674.4)**	**(Loss)/Profit before taxation**	8	**(675.7)**	22.3
(14.4)	**267.0**	Taxation	10	**267.0**	(14.4)
7.9	**(407.4)**	**(Loss)/Profit for the year**		**(408.7)**	7.9
7.2	**(339.2)**	Basic (loss)/earnings per share (cents)	11.1		
5.7	**(273.9)**	Headline (loss)/earnings per share (cents)	11.2		
7.1	**(339.2)**	Diluted (loss)/earnings per share (cents)	11.3		
5.7	**(273.9)**	Diluted headline (loss)/earnings per share (cents)	11.3		
118.5	**154.0**	Number of shares in issue (millions)	22.1		

As at 31 December 2005

GROUP				COMPANY	
2004 Rm	**2005 Rm**		Notes	**2005 Rm**	2004 Rm
		ASSETS			
		Non-current assets			
3 379.4	**3 299.6**	Property, plant and equipment	12	**3 299.6**	3 379.4
–	**1.5**	Investment properties	13	**1.5**	-
22.8	**-**	Investment in associate	14	**-**	22.8
15.4	**17.7**	Other investments	15	**3.0**	4.0
1.0	**1.0**	Other long-term assets	16	**14.4**	15.5
453.6	**847.7**	Deferred taxation	17	**847.7**	453.6
630.1	**881.8**	Derivative asset – long-term portion	18.1	**881.8**	630.1
4 502.3	**5 049.3**			**5 048.0**	4 505.4
		Current assets			
24.7	**31.1**	Inventories	19	**31.1**	24.7
23.3	**35.0**	Trade and other receivables		**35.0**	23.3
72.5	**114.6**	Derivative asset – short-term portion	18.1	**114.6**	72.5
5.5	**-**	Taxation receivable		**-**	5.5
13.2	**207.9**	Cash and cash equivalents	20	**207.9**	13.2
–	**0.9**	Non-current asset held for sale	21	**0.9**	–
139.2	**389.5**			**389.5**	139.2
4 641.5	**5 438.8**	**Total assets**		**5 437.5**	4 644.6
		EQUITY AND LIABILITIES			
		Capital reserves			
1 486.2	**1 509.3**	Shareholders' equity		**1 508.0**	1 489.3
		Non-current liabilities			
3.5	**2.9**	Provision for post-retirement medical benefits	23.1	**2.9**	3.5
19.4	**19.2**	Provision for environmental rehabilitation	24	**19.2**	19.4
796.4	**803.3**	Option premium payable – long-term portion	25	**803.3**	796.4
1 802.4	**2 537.0**	Derivative liability – long-term portion	18.2	**2 537.0**	1 802.4
2 621.7	**3 362.4**			**3 362.4**	2 621.7
		Current liabilities			
95.2	**-**	Loan from JCI Limited ("JCI")	26	**-**	95.2
109.3	**136.1**	Option premium payable – short-term portion	25	**136.1**	109.3
214.3	**306.9**	Derivative liability – short-term portion	18.2	**306.9**	214.3
114.8	**124.1**	Trade and other payables		**124.1**	114.8
533.6	**567.1**			**567.1**	533.6
4 641.5	**5 438.8**	**Total equity and liabilities**		**5 437.5**	4 644.6

For the year ended 31 December 2005

GROUP			COMPANY	
2004 Rm	**2005 Rm**		**2005 Rm**	2004 Rm
118.5	**154.0**	**Share capital**	**154.0**	118.5
105.4	**118.5**	Balance at beginning of year	**118.5**	105.4
13.1	**35.5**	Ordinary shares issued	**35.5**	13.1
2 245.5	**2 842.2**	**Share premium**	**2 842.2**	2 245.5
1 863.5	**2 245.5**	Balance at beginning of year	**2 245.5**	1 863.5
388.6	**603.6**	Ordinary shares issued	**603.6**	388.6
(6.6)	**(6.9)**	Share issue costs	**(6.9)**	(6.6)
(1 367.9)	**(1 572.7)**	**Cash flow hedge reserve**	**(1 572.7)**	(1 367.9)
(1 330.6)	**(1 367.9)**	Balance at beginning of year	**(1 367.9)**	(1 330.6)
–	**(25.3)**	Tax effect due to rate change	**(25.3)**	–
(142.7)	**(309.0)**	Fair value adjustment on unrealised options	**(309.0)**	(142.7)
(264.2)	**(561.9)**	– fair value movement	**(561.9)**	(264.2)
121.5	**252.9**	– tax effect	**252.9**	121.5
105.4	**129.5**	Realisation of matured options	**129.5**	105.4
192.2	**240.3**	– matured options realisation and payment	**240.3**	192.2
3.0	**(4.8)**	– matured options gold price re-classification	**(4.8)**	3.0
(89.8)	**(106.0)**	– tax effect	**(106.0)**	(89.8)
–	**–**	**Available-for-sale reserve**	**–**	–
1.7	**–**	Balance at beginning of year	**–**	1.7
(1.7)	**–**	Realisation of fair value on disposal of investments	**–**	(1.7)
(2.1)	**–**	– disposal of investment	**–**	(2.1)
0.4	**–**	– tax effect	**–**	0.4
493.2	**85.8**	**Retained earnings**	**84.5**	493.2
504.5	**493.2**	Balance at beginning of year	**493.2**	504.5
(19.2)	**–**	IFRS adjustment – Note*	**–**	(19.2)
485.3	**493.2**	Restated balance at beginning of year	**493.2**	485.3
7.9	**(407.4)**	Attributable profit for the year	**(408.7)**	7.9
(3.1)	**–**	**Treasury shares**	**–**	–
(8.9)	**(3.1)**	Balance at beginning of year	**–**	–
5.8	**–**	Disposals	**–**	–
–	**3.1**	Unauthorised disposal of shares	**–**	–
1 486.2	**1 509.3**	**Shareholders' equity**	**1 508.0**	1 489.3

Note*: Refer to note 34: Explanation of transition to IFRS.

For the year ended 31 December 2005

GROUP				COMPANY	
2004 Rm	**2005 Rm**		Notes	**2005 Rm**	2004 Rm
		Cash flow utilised by operating activities			
13.0	**77.4**	Cash flow from operations	27.1	**77.4**	13.0
(10.0)	**(27.6)**	Net interest paid	27.2	**(27.6)**	(10.0)
0.1	**–**	Dividends received		**–**	0.1
–	**–**	Taxation paid	27.3	**–**	–
(150.1)	**(162.3)**	Net cost of realisation of options	1	**(162.3)**	(150.1)
(147.0)	**(112.5)**			**(112.5)**	(147.0)
		Cash flow utilised in investing activities			
(277.9)	**(113.4)**	Additions to property, plant and equipment (expanding)		**(113.4)**	(277.9)
1.8	**11.4**	Proceeds on disposal of property, plant and equipment		**11.4**	1.8
30.6	**–**	Proceeds on disposal of listed investments	27.4	**–**	30.6
–	**1.0**	Proceeds on disposal of unlisted investments		**1.0**	–
(12.0)	**–**	Acquisition of shares in associated company	14	**–**	(12.0)
(3.0)	**(2.0)**	Acquisition of other investments		**–**	–
(1.0)	**–**	Net (advances to)/returns from other long-term assets		**(2.0)**	1.8
(261.5)	**(103.0)**			**(103.0)**	(255.7)
		Cash flow from financing activities			
94.8	**(94.8)**	Loan from JCI		**(94.8)**	94.8
401.7	**639.1**	Rights offer – proceeds		**639.1**	401.7
(6.6)	**(6.9)**	– costs		**(6.9)**	(6.6)
5.8	**–**	Proceeds on sale of treasury shares		**–**	–
(95.9)	**(127.2)**	Option premiums paid	25	**(127.2)**	(95.9)
399.8	**410.2**			**410.2**	394.0
(8.7)	**194.7**	Net increase/(decrease) in cash and cash equivalents		**194.7**	(8.7)
21.9	**13.2**	At beginning of year		**13.2**	21.9
13.2	**207.9**	**At end of year**	20	**207.9**	13.2

For the year ended 31 December 2005

Western Areas Limited is a company domiciled and incorporated in South Africa. The consolidated financial statements of the Company for the year ended 31 December 2005 comprise of the Company, its subsidiaries, interest in associates and jointly controlled entities.

STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with IFRS, its interpretations adopted by the International Accounting Standards Board ("IASB") and the requirements of the Companies Act. These are the Group's first consolidated financial statements in accordance with IFRS and IFRS 1 – First-time Adoption of IFRS has been applied.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in note 34.

BASIS OF PREPARATION

The financial statements and Group financial statements are prepared on the historical cost basis except for the following assets and liabilities that are stated at fair value, namely, derivative financial instruments, financial instruments classified as available for sale and investment property.

Non-current assets held for sale are stated at the lower of carrying amount and fair value, less cost to sell.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS that have a significant effect on the financial statements and estimates, with a significant risk of material adjustment in the next year, are discussed in note 32.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the applicable IFRS balances at 1 January 2004 for the purposes of the transition to IFRS.

The accounting policies have been applied consistently by all group entities.

BASIS OF CONSOLIDATION

Investment in subsidiaries (including special purpose entities)

Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Entities include the Placer Dome Western Areas Environmental Trust and the Western Areas Share Incentive Trust.

Investment in joint venture

A joint venture is an entity or unincorporated operation in which the Company holds a long-term interest and which is jointly controlled by the Company and one or more other partners in terms of a contractual arrangement.

The joint venture is proportionally consolidated, whereby the Company's share of the joint venture's assets, liabilities, income, expenses and cash flows are combined with similar items, on a line by line basis, in the Company's financial statements, from the date joint control commences until the date that joint control ceases. A proportionate share of the intergroup transactions and balances are eliminated on consolidation.

Investment in associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceed its interest in an associate, the Group's carrying amount is reduced to nil, and recognition of future losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entities. Unrealised losses on transactions are eliminated in the same way as unrealised gains except that they are only eliminated to the extent that there is no evidence of impairment.

GOODWILL

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognised directly in profit or loss.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment including mine development are recorded at cost of acquisition less accumulated depreciation and impairments recognised. The costs include cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are allocated, and an appropriate portion of directly attributable production overheads. Pre-production expenditure directly attributable to the construction of the Mine is also capitalised until the mining property is substantially complete.

Capitalised mine development costs include expenditure incurred to develop new ore bodies, to delineate extensions of existing ore bodies and to expand the capacity of the Mine.

The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing a significant part of such an item when that cost is incurred, it is probable that future economic benefits embodied within the item will flow to the Group and the cost of the item can be measured reliably. The part being replaced is derecognised and any loss is recognised in the income statement. All other costs are recognised in the income statement as an expense.

Depreciation is charged to the income statement over the estimated useful lives of each significant part of an item of property plant and equipment. The residual value, of each significant component, is reassessed annually. The depreciation is charged as follows:

Mine development costs
Depreciation is initially charged on new mining ventures from the date on which the Mine development cost is substantially complete. Mine development costs are depreciated using the unit-of-production method based on Proved and Probable Mineral Reserves. Proved and Probable Mineral Reserves reflect estimated quantities of economically exploitable ore, which can be recovered in future from defined Mineral Reserves.

Mine infrastructure
Plant and equipment are depreciated using the lesser of their useful lives (3 - 20 years) or the unit-of-production method based on the Proved and Probable Mineral Reserves.

Depreciation is charged on the straight line basis over the expected useful lives of buildings (12 years), vehicles (4 years), and computer equipment (3 years).

Land
Land is not depreciated.

Mineral rights
Mineral rights are depreciated using the unit-of-production method based on Proved and Probable Mineral Reserves.

For the year ended 31 December 2005

RESEARCH AND EXPLORATION

Research and exploration expenditure is expensed in the year in which it is incurred. When a decision is taken that a mining property is capable of commercial production, all further directly attributable pre-production expenditure is capitalised.

INVESTMENT PROPERTY

Investment properties are properties which are held either to earn rental income or for capital appreciation or for both. Investment properties are stated at fair value. The fair values are based on market values, being the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

Any gain or loss arising from a change in fair value is recognised in the income statement.

When an item of property, plant and equipment is transferred to investment property following a change in its use, any differences arising at the date of transfer between the carrying amount of the item immediately prior to transfer and its fair value, is recognised directly in equity if it is a gain. Upon disposal of the item the gain is transferred to retained earnings. Any loss arising in this manner is recognised immediately in the income statement.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment and its fair value at the date of reclassification becomes its cost for accounting purposes of subsequent recording. When the Group begins to redevelop an existing investment property for continued future use as investment property, the property remains an investment property, which is measured based on a fair value model, and is not reclassified as property, plant and equipment during the redevelopment.

A property interest under an operating lease is classified and accounted for as an investment property on a property-by-property basis when the Group holds it to earn rentals or for capital appreciation or both. Any such property interest under an operating lease classified as an investment property is carried at fair value. Lease payments are accounted for as described in the accounting policy in respect of Leases.

FINANCIAL INSTRUMENTS

A financial asset or financial liability is recognised initially at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset or financial liability.

A financial asset or a financial liability is recognised on its balance sheet when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset is derecognised when, the contractual rights to the cash flows from the financial asset expire or on transfer of substantially all the risks and rewards of ownership relating to the financial asset.

Investment

Unlisted investments are stated at fair value at year end and are classified as at fair value through profit and loss, with any resultant gain or loss recognised in the income statement.

Listed investments are classified as available-for-sale financial assets and are stated at fair value, which is calculated by reference to stock exchange quoted selling prices at the close of business on the balance sheet date, with any resultant gain or loss being recognised directly in equity, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

Derivate financial instruments

The Group uses derivative financial instruments to hedge its exposure to gold price risks arising from operational activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Any gain or loss on the subsequent remeasurement to fair value of derivative financial instruments is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see accounting policy in respect of Hedging).

The fair value of the gold option contracts is the estimated amount that the Group would receive or pay on the date the specific option matures, as at the balance sheet date. The calculation of the estimated amount takes into account the Dollar gold volatilities and Dollar interest rates.

HEDGING

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecasted transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (that is, when a gold sale is recognised). For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and is recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

INVENTORIES

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Obsolete, redundant and slow moving inventories are identified on a regular basis, and are written off to their estimated net realisable values. Cost is determined on the following basis:

- Gold-in-progress (accounted for from the shaft bins) and ore in stock piles are valued at the average production cost at the relevant stage of production.
- Consumable stores are valued at average cost.

TRADE AND OTHER RECEIVABLES

Trade and other receivables originated by the Group are stated at amortised cost.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand, deposits held on call with banks, and investments in money market instruments, net of bank overdrafts, all of which are available for use by the Group unless otherwise stated.

NON-CURRENT ASSETS HELD FOR SALE

Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up-to-date in accordance with the applicable IFRS treatment. Then, on initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent remeasurement.

IMPAIRMENT

The carrying amounts of the Group's assets, other than investment property, inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill in respect of the Mine that are allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

For the year ended 31 December 2005

Calculation of recoverable amount
The recoverable amount of receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (that is, the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment
An impairment loss in respect of receivables carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of goodwill concerning the Mine is not reversed.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

EMPLOYEE BENEFITS
Post-retirement benefits
Defined contribution plans
Pension and provident funds
Contributions to defined contribution plans in respect of services during the year are recognised as an expense in that period.

Defined benefit plans
Post-retirement medical obligations
The post-retirement medical obligation represents the present value of the estimated future cash outflows resulting from employees' services provided in the past and are recognised immediately.

The Projected Unit Credit Method is used to determine the present value of the defined benefit obligation. Independent actuarial valuations are conducted regularly and any actuarial gains or losses in respect of defined benefit plans are recognised as income or expense.

Short-term employee benefits
The cost of all short-term employee benefits is recognised during the period in which the employee renders the related service.

The provisions for employee entitlements to wages, salaries, annual and sick leave represent the amount which the Group has a present obligation to pay as a result of employees' services provided to the balance sheet date. The provisions have been calculated at the amount required to settle the obligation.

PROVISIONS
Provisions are recognised when the Group has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the effect of discounting is material, provisions are discounted. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability.

Environmental rehabilitation
Estimated long-term environmental obligations comprising decommissioning and restoration, are based on the Company's environmental management plans in compliance with current environmental and regulatory requirements.

The provision for environmental rehabilitation represents the cost that will arise from rectifying damage caused in constructing the mining assets, after production ceases. Rehabilitation costs are provided for at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. When this provision arises on constructing an asset, it is included as a directly attributable cost of the related asset (decommissioning). Changes to these decommissioning liabilities shall be added to or deducted from the cost of the related asset in the current period. If a decrease in liability exceeds the carrying amount of the asset, the excess shall be recognised immediately in profit or loss. The unwinding of the rehabilitation obligation is included in the income statement. The estimated future cost of rehabilitation obligations is reviewed annually and adjusted as appropriate for new circumstances or changes in law or technology. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains from the expected disposal of assets are not taken into account when determining the provision.

Expenditure on ongoing rehabilitation is expensed when incurred.

ENVIRONMENTAL REHABILITATION TRUST

Annual contributions are made to the Placer Dome Western Areas Environmental Trust, created in accordance with South African statutory requirements, to fund the estimated cost of rehabilitation during, and at the end, of the Life of Mine. The environmental trust fund has been consolidated into the Group annual financial statements.

TRADE AND OTHER PAYABLES

Trade and other payables are stated at cost.

REVENUE RECOGNITION

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer.

NET FINANCING COSTS

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested and dividend income.

Interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group. Dividends are recognised when the right to receive payment is established.

OPERATING LEASES

Leases where the lessor retains the risks and rewards of ownership of the underlying asset are classified as operating leases. Payments made under operating leases are charged against income on a straight line basis over the period of the lease.

TAXATION

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current taxation comprises taxation payable, calculated on the basis of the expected taxable income for the year, using the tax rates enacted or substantially enacted at the balance sheet date, and any adjustment of taxation payable for previous years.

Deferred tax is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses, unredeemed capital expenditure and deductible temporary differences can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

FOREIGN CURRENCY

Foreign currency transactions are recorded at the exchange rate ruling on the transaction date. Monetary assets and liabilities designated in foreign currencies are translated at rates of exchange ruling at year end, and any gains and losses arising are included in the income statement.

For the year ended 31 December 2005

GROUP			COMPANY	
2004 Rm	**2005 Rm**		**2005 Rm**	2004 Rm
		1. Gold revenue		
564.3	**647.8**	Gold sales at spot	**647.8**	564.3
9.3	**13.1**	Gold first charge [a]	**13.1**	9.3
(192.2)	**(240.3)**	Realisation of matured options	**(240.3)**	(192.2)
(150.1)	**(162.3)**	– actual cash flow	**(162.3)**	(150.1)
(42.1)	**(78.0)**	– valuation of options	**(78.0)**	(42.1)
381.4	**420.6**		**420.6**	381.4
		(a) Gold first charge is 1.75% of Placer Dome's 50% of the annual gold production at South Deep and is in addition to Western Areas' 50% share. The Company is entitled to a further 1.75% of Placer Dome's 50% of the annual production if production exceeds one million ounces.		
		2. Costs and other expenses		
(82.8)	**(125.1)**	Depreciation of property, plant and equipment	**(125.1)**	(82.8)
(2.0)	**6.8**	Other	**6.8**	(2.0)
(84.8)	**(118.3)**	Non-cash costs	**(118.3)**	(84.8)
(528.1)	**(549.9)**	Production costs	**(549.9)**	(528.1)
(21.2)	**–**	Technology, development, exploration and retrenchment cost	**–**	(21.2)
(634.1)	**(668.2)**		**(668.2)**	(634.1)
		3. Financing costs		
		Finance income		
0.8	**1.1**	Interest received	**1.1**	0.8
(12.9)	**(30.1)**	**Finance expenses**	**(30.1)**	(12.9)
(11.2)	**(28.3)**	– interest paid	**(28.3)**	(11.2)
(1.7)	**(1.8)**	– unwinding discount on rehabilitation provision	**(1.8)**	(1.7)
(12.1)	**(29.0)**		**(29.0)**	(12.1)

GROUP				COMPANY	
2004 Rm	**2005 Rm**			**2005 Rm**	2004 Rm
		4.	**Present value adjustment for option premium payable**		
(69.8)	**(55.6)**		The option premium payable liability (refer note 25) is a Dollar liability which is reflected at the current settlement value of future payments. An adjustment is made on a periodic basis to reflect change in the value of this liability.	**(55.6)**	(69.8)
		5.	**Fair value adjustment**		
(120.4)	**64.5**		Derivative asset	**64.5**	(120.4)
341.4	**(193.4)**		Derivative liability	**(193.4)**	341.4
221.0	**(128.9)**			**(128.9)**	221.0
			Refer to note 18 and pages 30 to 34 for detailed information on the derivative structure.		
			The fair value adjustment reflects the change in the value of the derivative asset and derivative liability attributable to the change in Rand/Dollar exchange rate from R5.6600 31 December 2004 to R6.3275 at 31 December 2005.		
		6.	**Exchange (losses)/gains**		
152.9	**(105.3)**		Option premium payable translation	**(105.3)**	152.9
(3.1)	**(2.3)**		Realised losses on cash balances	**(2.3)**	(3.1)
1.4	**(0.1)**		Realised losses on matured options	**(0.1)**	1.4
151.2	**(107.7)**			**(107.7)**	151.2
			Exchange losses and gains are attributable to the change in the Rand/Dollar exchange rate from R5.6600 at 31 December 2004 to R6.3275 at 31 December 2005.		

For the year ended 31 December 2005

GROUP 2004 Rm	GROUP 2005 Rm		COMPANY 2005 Rm	COMPANY 2004 Rm
		7. Impairments		
–	**(60.0)**	Mineral rights [(a)]	**(60.0)**	–
–	**(17.5)**	Investment in associate company [(b)]	**(22.8)**	–
–	**(7.4)**	RB Kebble [(c)]	**–**	–
–	**–**	Loan to Western Areas Share Incentive Trust [(c)]	**(3.1)**	–
–	**(84.9)**		**(85.9)**	–

(a) The Company has evaluated its unused old order mineral rights and concluded that future benefits from these rights are not probable, and hence the impairment.

(b) The investment in Goldridge is impaired as the conversion of its only asset, unused old order mineral rights adjacent to South Deep, has been rejected by the DME.

(c) The amounts were receivable in respect of the Share Incentive Trust. Refer to Directors' report on page 82.

GROUP 2004 Rm	GROUP 2005 Rm		COMPANY 2005 Rm	COMPANY 2004 Rm
		8. (Loss)/Profit before taxation		
		is arrived at after taking account of:		
(1.5)	**(1.2)**	Auditors' remuneration	**(1.2)**	(1.5)
(1.2)	**(1.1)**	– audit fees	**(1.1)**	(1.2)
(0.3)	**(0.1)**	– other services	**(0.1)**	(0.3)
(84.3)	**(125.6)**	Depreciation	**(125.6)**	(84.3)
(82.8)	**(125.1)**	– mining assets	**(125.1)**	(82.8)
(1.5)	**(0.5)**	– corporate assets	**(0.5)**	(1.5)
(1.6)	**(1.3)**	Operating leases	**(1.3)**	(1.6)
(306.2)	**(324.1)**	Staffing costs	**(324.1)**	(306.2)
(0.3)	**–**	Profit/(Loss) on disposal of listed investments	**–**	(0.3)
0.7	**6.1**	Profit on disposal of property, plant and equipment	**6.1**	0.7
–	**1.0**	Profit on disposal of unlisted investments	**1.0**	–
–	**4.3**	Profit on disposal of treasury shares	**–**	–
0.1	**0.3**	Fair value adjustment to other investments	**(1.0)**	0.1
0.1	**–**	Dividends received	**–**	0.1
1.1	**–**	Unclaimed dividends written back	**–**	1.1
(2.4)	**(1.4)**	Technical and secretarial fees paid	**(1.4)**	(2.4)
1.0	**1.3**	Technical fees received	**1.3**	1.0
(16.9)	**(16.6)**	Pension and provident contributions	**(16.6)**	(16.9)
		9. Directors' emoluments		
(2.5)	**(1.7)**	Executive directors	**(1.7)**	(2.5)
(2.0)	**(1.6)**	– salaries	**(1.6)**	(2.0)
(0.5)	**(0.1)**	– consulting fees	**(0.1)**	(0.5)
(0.7)	**(0.7)**	Non-executive directors	**(0.7)**	(0.7)
(0.7)	**(0.7)**	– fees as director	**(0.7)**	(0.7)
(3.2)	**(2.4)**		**(2.4)**	(3.2)

GROUP 2004 Rm	GROUP 2005 Rm		COMPANY 2005 Rm	COMPANY 2004 Rm
		10. Taxation		
		South African normal taxation		
–	**(5.5)**	Current taxation – reversal	**(5.5)**	–
(14.4)	**272.5**	Deferred taxation	**272.5**	(14.4)
(12.2)	**256.9**	– current year mining	**256.9**	(12.2)
(2.2)	**–**	– prior year mining	**–**	(2.2)
–	**15.6**	– reduction in tax rate	**15.6**	–
(14.4)	**267.0**		**267.0**	(14.4)
		Estimated unredeemed capital expenditure		
1 255.7	**1 544.6**	Unredeemed capital expenditure brought forward	**1 544.6**	1 255.7
–	**15.2**	Adjustment as result of revised calculations	**15.2**	–
288.9	**118.6**	Capital expenditure for the year	**118.6**	288.9
1 544.6	**1 678.4**	Unredeemed capital expenditure carried forward	**1 678.4**	1 544.6

Mining tax is determined on a formula which takes into account the net revenue and capital expenditure from mining operations during the year. No mining tax was payable in the year under review as the Company has unredeemed capital expenditure. The Company had a computated tax loss of R580.4 million at the end of 2005 (2004: R157.8 million). Tax returns are up to date but the Company was last assessed in 2000.

The mining tax rate is calculated in terms of the following formula: y=45-225/x (2004: y=46-230/x) where y is the calculated tax rate and x is the ratio of taxable income from mining to total revenue from mining.

Non-mining taxable income is taxed at the standard rate of 37% (2004: 38%).

In 1993 the Company elected, in terms of Section 64B of the Income Tax Act, to be exempt from the payment of secondary tax on companies.

GROUP 2004 %	GROUP 2005 %	**Tax rate reconciliation**	COMPANY 2005 %	COMPANY 2004 %
38.0	**37.0**	Statutory tax rate	**37.0**	38.0
18.9	**6.4**	Adjustment in respect of mining tax rate	**6.4**	18.9
(2.4)	**(6.2)**	Non-deductible expenses	**(6.2)**	(2.4)
9.9	**–**	Prior year adjustment	**–**	9.9
–	**2.3**	Tax rate reduction	**2.3**	–
64.4	**39.5**	**Effective tax rate**	**39.5**	64.4

11. Loss/Earnings per share

11.1 Basic (loss)/earnings per share

The calculation of (loss)/earnings per share is based on (loss)/earnings of R407.4 million (2004: R7.9 million) and a weighted average of 120 104 773 (2004: 110 335 551) ordinary shares in issue during the year.

	GROUP	
Reconciliation of the weighted average number of ordinary shares	**2005 000s**	2004 000s
Balance at beginning of year	**118 048**	104 667
– Ordinary shares	**118 548**	105 376
– Treasury shares	**(500)**	(709)
Shares sold/exercised	**500**	19
Rights issue during year (pro-rata for year)	**1 557**	5 650
Weighted average number of ordinary shares for (loss)/earnings per share	**120 105**	110 336

11.2 Headline (loss)/earnings per share

The calculation of headline (loss)/earnings per share is based on (loss)/earnings of R328.9 million (2004: R6.3 million) and a weighted average of 120 104 773 (2004: 110 335 551) ordinary shares in issue at the end of the year.

Reconciliation between (loss)/earnings and headline (loss)/earnings	**(Loss)/Profit before taxation Rm**	**Taxation Rm**	**Net (loss)/ profit Rm**
2005			
Loss per income statement	**(674.4)**	**267.0**	**(407.4)**
Profit on disposal of property, plant and equipment	**(6.1)**	**–**	**(6.1)**
Profit on disposal of unlisted investments	**(1.0)**	**–**	**(1.0)**
Profit on disposal of treasury shares	**(4.3)**	**–**	**(4.3)**
Fair value adjustment of other investments	**(0.3)**	**–**	**(0.3)**
Impairments	**84.9**	**–**	**84.9**
Share of loss in associated company relating to impairments	**5.3**	**–**	**5.3**
Headline loss	**(595.9)**	**267.0**	**(328.9)**
2004			
Earnings per income statement	22.3	(14.4)	7.9
Unclaimed dividends written back	(1.1)	–	(1.1)
Profit on disposal of property, plant and equipment	(0.7)	–	(0.7)
Loss on disposal of JCI shares and JCI debentures	1.2	(0.2)	1.0
Profit on disposal of Tan Range Limited shares	(0.9)	0.1	(0.8)
Headline earnings	20.8	(14.5)	6.3

11.3 Diluted earnings and headline earnings per share

As a result of the unauthorised share transactions in the Share Incentive Trust, no bonus element exist and there is no dilution effect for 2005. The 2004 diluted earnings and diluted headline earnings per share is based on earnings and headline earnings of R7.9 million and R6.3 million respectively.

The weighted average ordinary shares in issue at the end of 2004 was 110 539 070, being adjusted with a bonus element of 203 519 shares.

12. Property, plant and equipment

Property, plant and equipment comprise expenditure on mine development costs, infrastructure and mineral rights less depreciation and impairment.

GROUP AND COMPANY
2005

	Cost 1 January 2005	**Additions and re-classification**	**Disposal/ Impairment/ Transfer**	**Cost 31 December 2005**	**Accumulated depreciation 31 December 2005**	**Net book value 31 December 2005**
Mine development costs	**487.1**	**85.3**	**–**	**572.4**	**(60.1)**	**512.3**
Mine infrastructure	**2 162.3**	**28.1**	**(5.7)**	**2 184.7**	**(522.3)**	**1 662.4**
Land	**1.4**	**–**	**–**	**1.4**	**–**	**1.4**
Mineral rights	**1 255.7**	**–**	**(62.4)** (a)	**1 193.3**	**(69.8)**	**1 123.5**
	3 906.5	**113.4**	**(68.1)**	**3 951.8**	**(652.2)**	**3 299.6**

GROUP AND COMPANY
2004

	Cost 1 January 2004	Additions and re-classification	Disposal/ Impairment/ Transfer	Cost 31 December 2004	Accumulated depreciation 31 December 2004	Net book value 31 December 2004
Mine development costs	1 442.1	(955.0)	–	487.1	(45.0)	442.1
Mine infrastructure	931.6	1 232.9	(2.2)	2 162.3	(431.9)	1 730.4
Land	1.4	–	–	1.4	–	1.4
Mineral rights	1 266.5	–	(10.8) (b)	1 255.7	(50.2)	1 205.5
	3 641.6	277.9	(13.0)	3 906.5	(527.1)	3 379.4

(a) Mineral Rights, held by the Company outside of the PDWA JV, with a book value of R60 million, were impaired. The balance of R2.4 million was transferred to investment properties.

(b) The disposal of mineral rights relates to the exchange of rights with AngloGold which, in addition to a purchase consideration, resulted in the Company acquiring a 36% interest in Goldridge (refer to note 14).

A detailed register of properties is available at the registered office of the Company.

GROUP 2004 Rm	GROUP 2005 Rm		COMPANY 2005 Rm	COMPANY 2004 Rm
		13. Investment properties		
–	**2.4**	Transfer from property, plant and equipment	**2.4**	–
–	**(0.9)**	Transfer to non-current assets held for sale	**(0.9)**	–
–	**1.5**		**1.5**	–
		Fair value was determined having regard to recent market transactions for similar properties in the same location as the investment properties. As all the Western Areas properties are encumbered under the derivative structure, however approval has been obtained from the derivative structure counter parties to sell one of the properties.		
		14. Investment in associate		
17.7	**12.4**	Investment in associate	**17.7**	17.7
–	**17.7**	– Investment in associate at beginning of year	**17.7**	–
17.7	**–**	– Acquisition – shares at cost	**–**	17.7
–	**(5.3)**	– Equity accounted loss	**–**	–
5.1	**5.1**	Loan to Goldridge	**5.1**	5.1
–	**5.1**	– Loan to Goldridge at beginning of year	**5.1**	–
5.1	**–**	– Acquisition	**–**	5.1
22.8	**17.5**	Carrying amount of associate	**22.8**	22.8
–	**(17.5)**	Impairment	**(22.8)**	–
–	**(12.4)**	– Investment in associate	**(17.7)**	–
–	**(5.1)**	– Loan to Goldridge	**(5.1)**	–
22.8	**–**	**Carrying amount at end of year**	**–**	22.8
		Summarised audited financial statements of Goldridge Gold Mining Company (Pty) Limited		
14.8	**–**	Mineral rights	**–**	14.8
14.8	**–**	Total assets	**–**	14.8
0.6	**(14.2)**	Equity	**(14.2)**	0.6
14.2	**14.2**	Shareholders' loans	**14.2**	14.2
14.8	**–**	Total equity and liabilities	**–**	14.8

Western Areas acquired an interest of 36% in Goldridge, an unlisted company, on 31 August 2004.

On the basis of the MPRD Act, and the manner in which unused old order mineral rights are dealt with therein, the carrying value of the unused old order rights held by Goldridge was impaired. The impairment of the only assets in Goldridge resulted in the Company having to impair its investment and loan to Goldridge.

GROUP			COMPANY	
2004 Rm	**2005 Rm**		**2005 Rm**	2004 Rm
		15. Other investments		
		Unlisted		
4.0	**3.0**	Investments at fair value through profit and loss [(a)]	**3.0**	4.0
		Other		
11.4	**14.7**	Equity securities at fair value through profit and loss [(b)]	**–**	–
15.4	**17.7**		**3.0**	4.0

(a) Directors' valuation of unlisted investments at 31 December 2005 is estimated at R3.0 million (2004: R4.0 million). A detailed register of unlisted investments is available upon request from the Company's registered office.

(b) Market value of the equity securities at year end was R14.7 million (2004: R11.4 million). The securities are held by the Placer Dome Western Areas Environmental Trust.

GROUP			COMPANY	
2004 Rm	**2005 Rm**		**2005 Rm**	2004 Rm
		16. Other long-term assets		
1.0	**1.0**	Cash guarantees [(a)]	**1.0**	1.0
–	**–**	Placer Dome Western Areas Environmental Trust fund [(b)]	**13.4**	11.4
–	**–**	Loan to Western Areas Share Incentive Trust	**–**	3.1
1.0	**1.0**		**14.4**	15.5

(a) The cash guarantees relate to an agreement between the PDWA JV and Goldfields Shared Services (Pty) Limited for the use of Service Stores. Also included are environmental guarantees in respect of new order prospecting rights applications.

(b) The environmental trust fund is an irrevocable trust under the joint control of the Company and Placer Dome. The monies are invested primarily in interest bearing securities. The trust has been consolidated into the Group Financial Statements.

For the year ended 31 December 2005

GROUP			COMPANY	
2004 Rm	**2005 Rm**		**2005 Rm**	2004 Rm
		17. Deferred taxation		
429.3	**453.6**	Balance at beginning of year	**453.6**	429.3
6.6	**-**	IFRS adjustment (note 34)	**-**	6.6
32.1	**121.6**	Fair value adjustment recognised through equity	**121.6**	32.1
(14.4)	**272.5**	Current year	**272.5**	(14.4)
(25.4)	**461.1**	- Temporary differences	**461.1**	(25.4)
11.0	**(188.6)**	- Utilisation/(Creation) of computed tax loss	**(188.6)**	11.0
453.6	**847.7**	**Balance at end of year**	**847.7**	453.6
		Deferred mining tax assets are made up as follows:		
		Deferred mining tax liabilities		
(410.0)	**(346.3)**	Depreciation	**(346.3)**	(410.0)
(182.2)	**(175.2)**	Option premium payable	**(175.2)**	(182.2)
(3.9)	**(2.0)**	Other balances	**(2.0)**	(3.9)
		Deferred mining tax assets		
72.6	**261.2**	Computed tax loss	**261.2**	72.6
15.8	**15.8**	Provisions	**15.8**	15.8
961.3	**1 094.2**	Derivative structure	**1 094.2**	961.3
1 165.2	**1 286.8**	- recognised through equity	**1 286.8**	1 165.2
(203.9)	**(192.6)**	- recognised in the income statement	**(192.6)**	(203.9)
453.6	**847.7**	**Net deferred mining tax asset**	**847.7**	453.6

A detailed description of the deferred taxation effect on the derivative structure has been included on page 31.

A deferred tax asset should be recognised for all deductible temporary differences to the extent that it is probable that taxable income will be available against which the deductible temporary differences can be utilised. The future gold price and exchange rate will impact the amount of taxable income that will be available. Based on the best estimate at the balance sheet date, management believes it is probable that taxable income will be available in future to utilise the deductible temporary differences and therefore supports the recognition of the deferred tax asset.

GROUP				COMPANY	
2004 Rm	**2005 Rm**			**2005 Rm**	2004 Rm
		18.	**Derivative structure**		
		18.1	**Derivative asset**		
792.1	**702.6**		Balance at beginning of the year	**702.6**	792.1
(70.3)	**(81.6)**		Options matured	**(81.6)**	(70.3)
(120.4)	**64.5**		Fair value movement per income statement	**64.5**	(120.4)
101.2	**310.9**		Adjustment to cash flow hedge reserve	**310.9**	101.2
702.6	**996.4**		Balance at end of the year	**996.4**	702.6
72.5	**114.6**		– short-term portion	**114.6**	72.5
630.1	**881.8**		– long-term portion	**881.8**	630.1
		18.2	**Derivative liability**		
(2 217.6)	**(2 016.7)**		Balance at beginning of the year	**(2 016.7)**	(2 217.6)
224.9	**239.0**		Options matured	**239.0**	224.9
341.4	**(193.4)**		Fair value movement per income statement	**(193.4)**	341.4
(365.4)	**(872.8)**		Adjustment to cash flow hedge reserve	**(872.8)**	(365.4)
(2 016.7)	**(2 843.9)**		Balance at end of the year	**(2 843.9)**	(2 016.7)
(214.3)	**(306.9)**		– short-term portion	**(306.9)**	(214.3)
(1 802.4)	**(2 537.0)**		– long-term portion	**(2 537.0)**	(1 802.4)
			A detailed description of the derivative structure has been included on pages 30 to 34. For the open hedge position as at 31 December 2005 refer to note 35 on page 117.		
		19.	**Inventories**		
			At cost		
9.2	**17.6**		– Gold-in-process	**17.6**	9.2
15.5	**13.5**		– Consumable stores	**13.5**	15.5
24.7	**31.1**			**31.1**	24.7

For the year ended 31 December 2005

GROUP			COMPANY	
2004 Rm	**2005 Rm**		**2005 Rm**	2004 Rm
		20. Cash and cash equivalents		
5.0	**193.4**	Cash on hand, balances with banks and deposits on call	**193.4**	5.0
8.2	**14.5**	Foreign bank account	**14.5**	8.2
13.2	**207.9**		**207.9**	13.2
		Cash in the foreign bank account is denominated in Dollar and translated at R6.3275 (2004: R5.6600).		
		21. Non-current asset held for sale		
–	**0.9**	Transfer from Investment properties	**0.9**	–
–	**0.9**		**0.9**	–
		A property is held for sale following a decision by management in December 2005 to do so, but which was only approved by the Board after year end. The sale is at an advanced stage, as a buyer has been identified, and the transaction should be finalised before June 2006. The proposed transaction value is R0.9 million.		
		22. Shareholders' equity		
		22.1 Ordinary shares and share premium		
		Authorised		
		155 000 000 ordinary shares at R1 each (2004: 119 000 000)		
		Issued		
105.4	**118.5**	Balance at beginning of year	**118.5**	105.4
		Rights issue:		
–	**35.5**	– 35 505 240 ordinary shares of R1 each	**35.5**	–
13.1	**–**	– 13 174 042 ordinary shares of R1 each	**–**	13.1
118.5	**154.0**		**154.0**	118.5
		The unissued ordinary shares are under the control of the directors until the forthcoming annual general meeting. The Company has the authority to purchase its shares to a maximum of 20% of the issued share capital until the forthcoming annual general meeting. This is in terms of a resolution passed by shareholders at the previous annual general meeting held on 27 July 2005. The authority is subject to certain criteria and is available on request.		
		22.2 Preference shares		
		Authorised: Variable rate preference shares 100 000 000 of 0.01 cent each		
		22.3 Treasury shares		
3.1	**–**	640 (2004: 500 640) Western Areas shares held by the Share Incentive Trust at cost less amounts written off.	**–**	–
3.1	**–**		**–**	–

GROUP			COMPANY	
2004 Rm	**2005 Rm**		**2005 Rm**	2004 Rm
		23. Post-retirement benefits		
		23.1 Provision for post-retirement medical benefits		
4.3	**3.5**	Balance as at 1 January	**3.5**	4.3
(0.8)	**(0.6)**	Income Statement movement	**(0.6)**	(0.8)
3.5	**2.9**	**Balance as at 31 December**	**2.9**	3.5

The Company has a proportionate unfunded obligation to provide post-retirement medical benefits to certain South Deep retired employees.

In terms of an agreement with the retired employees, South Deep is required to contribute R400 per retired employee per month until the earliest of

a) – death of the pensioner; or
   – death of the pensioner's spouse if pensioner dies first;

b) 31 December 2011

The present value of this amount represents South Deep's contractual liability.

The present value is calculated based on 324 pensioners and a discount rate of 8.5% (2004: 8.5%).

Independent actuaries evaluate the post-retirement medical obligation every three years.

The value of the future obligation in the accounts is in terms of this actuarial valuation at 1 December 2003 adjusted with actual payments made.

23.2 Pension and provident schemes

South Deep participates in a number of industry-based retirement plans for the benefit of its employees. All plans are defined contribution plans and are governed by the Pension Funds Act of 1956.

For the year ended 31 December 2005

GROUP			COMPANY	
2004 Rm	**2005 Rm**		**2005 Rm**	2004 Rm
		24. Provision for environmental rehabilitation		
18.1	**19.4**	Balance as at 1 January	**19.4**	18.1
(0.4)	**(2.0)**	Adjustments	**(2.0)**	(0.4)
1.7	**1.8**	Unwinding discount	**1.8**	1.7
19.4	**19.2**	**Balance as at 31 December**	**19.2**	19.4

The provision for environmental rehabilitation represents the present value of estimated future rehabilitation costs.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company's share of the gross estimated rehabilitation cost for South Deep is R49.8 million. The present value of this liability, discounted at 4.5% (2004: 4.5%) is R19.2 million (2004: R19.4 million). The discount rate represents an interest rate of 9.5% (2004: 9.5%) as represented by the current market yield on quality corporate bonds, adjusted for inflation, estimated at 5% (2004: 5%) per annum.

GROUP 2004 Rm	GROUP 2005 Rm		COMPANY 2005 Rm	COMPANY 2004 Rm
		25. Option premium payable		
(1 084.7)	**(905.7)**	Balance at beginning of the year	**(905.7)**	(1 084.7)
95.9	**127.2**	Payment of premiums	**127.2**	95.9
152.9	**(105.3)**	Exchange (loss)/gain	**(105.3)**	152.9
(69.8)	**(55.6)**	Present value adjustment	**(55.6)**	(69.8)
(905.7)	**(939.4)**	Balance at end of the year	**(939.4)**	(905.7)
(109.3)	**(136.1)**	– short-term portion	**(136.1)**	(109.3)
(796.4)	**(803.3)**	– long-term portion	**(803.3)**	(796.4)

Premium on options bought, outstanding balance of $210 million (2004: $230 million), have been deferred and are payable up to June 2014. The liability reflected in the balance sheet is the present settlement value and the changes in the present value are recognised in the Income Statement. The present settlement value is calculated using a discount rate of LIBOR plus 3.65% as determined in the contract.

GROUP 2004 Rm	GROUP **2005** Rm		COMPANY **2005** Rm	COMPANY 2004 Rm
		25. Option premium payable (continued)		
		The timing of these payments		
		Present value		
(109.3)	**(136.1)**	Within a year	**(136.1)**	(109.3)
(441.2)	**(491.5)**	From year 2 to year 5	**(491.5)**	(441.2)
(355.2)	**(311.8)**	Later than 5 years	**(311.8)**	(355.2)
(905.7)	**(939.4)**		**(939.4)**	(905.7)
$ million	**$ million**	**Notional value**	**$ million**	$ million
20.0	**22.5**	Within a year	**22.5**	20.0
97.5	**100.0**	From year 2 to year 5	**100.0**	97.5
112.5	**87.5**	Later than 5 years	**87.5**	112.5
230.0	**210.0**		**210.0**	230.0
		26. Loan from JCI Limited		
–	**95.2**	Balance at beginning of year	**95.2**	–
448.6	**284.3**	Advances from JCI	**284.3**	448.6
(70.9)	**–**	Advances to JCI	**–**	(70.9)
11.2	**28.0**	Interest	**28.0**	11.2
(293.7)	**(407.5)**	Repayments	**(407.5)**	(293.7)
(282.9)	**(379.1)**	– capital	**(379.1)**	(282.9)
(10.8)	**(28.4)**	– interest	**(28.4)**	(10.8)
95.2	**–**		**–**	95.2

The loan formed part of a standby facility provided by JCI and interest was incurred at prime plus 1.5%. The loan was settled from the proceeds of the rights issue.

For the year ended 31 December 2005

GROUP			COMPANY	
2004 Rm	**2005 Rm**		**2005 Rm**	2004 Rm
		27. Cash flow information		
		27.1 Cash flow from operations		
22.3	**(674.4)**	(Loss)/Profit before tax	**(675.7)**	22.3
		Adjustments for:		
192.2	**240.3**	Realisation of matured options	**240.3**	192.2
84.8	**125.6**	Depreciation	**125.6**	84.3
12.1	**29.0**	Financing cost	**29.0**	12.1
69.8	**55.6**	Present value adjustment for option premium payable	**55.6**	69.8
(221.0)	**128.9**	Fair value adjustment	**128.9**	(221.0)
(152.9)	**105.3**	Exchange losses/gains on option premium payable – unrealised	**105.3**	(152.9)
–	**84.9**	Impairments	**85.9**	–
(0.1)	**–**	Dividends received	**–**	(0.1)
(1.1)	**–**	Unclaimed dividends written back	**–**	(1.1)
(0.8)	**(0.6)**	Post-retirement medical funding	**(0.6)**	(0.8)
(0.4)	**(2.0)**	Provision for environmental rehabilitation	**(2.0)**	(0.4)
–	**(1.0)**	Profit on disposal of unlisted investment	**(1.0)**	–
–	**(4.3)**	Profit on disposal of treasury shares	**–**	–
(0.7)	**(6.1)**	Profit on disposal of mining assets	**(6.1)**	(0.7)
0.3	**–**	Loss on disposal of listed investments	**–**	0.3
–	**5.3**	Share of loss in associated company	**–**	–
0.1	**(0.3)**	Fair value adjustment to other investments	**1.0**	0.1
4.1	**86.2**		**86.2**	4.1
		Working capital changes		
6.0	**(11.7)**	Trade and other receivables	**(11.7)**	6.0
7.3	**(6.4)**	Inventories	**(6.4)**	7.3
(4.4)	**9.3**	Trade and other payables	**9.3**	(4.4)
13.0	**77.4**		**77.4**	13.0
		27.2 Net interest paid		
0.8	**1.1**	Interest received	**1.1**	0.8
–	**(0.3)**	Interest paid	**(0.3)**	–
(10.8)	**(28.4)**	Interest paid on loan from JCI	**(28.4)**	(10.8)
(10.0)	**(27.6)**		**(27.6)**	(10.0)
		27.3 Taxation paid		
5.5	**5.5**	Amount refundable at beginning of year	**5.5**	5.5
–	**(5.5)**	Current taxation – reversal	**(5.5)**	–
(5.5)	**–**	Amount refundable at end of year	**–**	(5.5)
–	**–**		**–**	–
		27.4 Proceeds on disposal of listed investments		
29.7	**–**	JCI shares and JCI debentures	**–**	29.7
0.9	**–**	Tan Range Limited	**–**	0.9
30.6	**–**		**–**	30.6

	COMPANY	
	2005	2004
	Rm	Rm
28. Commitments and contingent liabilities		
28.1 Commitments		
Contracts for capital expenditure not provided for	**35.4**	19.2
Leased office premises – payable within 1 year	**–**	1.1
	35.4	20.3
It is anticipated that cash from operations will fund these commitments.		
28.2 Contingent liabilities		
Contractual and defective equipment	**1.0**	1.7

The commitments and contingent liabilities represents the Company's portion at South Deep.

Prosecution of Western Areas, Mr Brett Kebble, Mr Roger Kebble and Hennie Buitendag by the State in the matter of transactions implemented in respect of the restructuring of the JCI Group in 1999 - 2000. The State has charged the above with fraud and insider trading arising from allegations that the above traded Western Areas equity in an endeavour to obtain Randfontein Estates Limited. The trial is set for October 2006 and as at year end no current obligation existed. The Director of Public Prosecutions has subsequent to year end advised Western Areas that it will not proceed with the prosecution agains the Company.

29. Related parties

Identity of related parties

Major shareholders are identified in the shareholders' information on page 121.

Subsidiaries of the Company and the Western Areas Share Incentive Trust are identified in the Directors' report.

An associate of the Company, Goldridge, is identified in the Directors' report and note 14.

The Placer Dome Western Areas Environmental Trust is identified in note 15 and 16.

The directors are identified in the directorate on page 84 and in the Directors' report.

Material related party transactions

Office rental paid to JCI	– refer note 8
Directors' emoluments	– refer note 9 and the Directors' report
Investment in Goldridge	– refer note 14
Contribution to Environmental Trust	– refer note 15
Loan to Western Areas Share Incentive Trust	– refer note 7 and 15
Participation in Share Incentive Scheme	– refer note 7 and 33 and the Directors' report
Other services provided to JCI	– R0.3 million received
Technical and Secretarial fees paid to JCI	– refer note 8
Technical fees received from JCI	– refer note 8 and Directors' Report (Director emoluments)
Loan from JCI	– refer note 26
Interest paid on loan from JCI	– refer note 26

There were no contracts of any significance, during the financial year in which any director or key management had a material interest.

For the year ended 31 December 2005

30. Geographic and segment information

No separate geographical or segmental information is presented as Western Areas is a gold mining company operating solely in South Africa.

31. Risk management

Derivative instruments

During the year under review, derivative instruments utilised included commodity call options bought and sold and put options bought (Dollar denominated).

Hedging activities – Risks

The Company makes use of various derivative instruments to hedge its exposure to market risks such as movements in the gold price and interest rates. These instruments entered into are intended as hedges for the planned future production of the Mine.

The type and extent of derivative instruments used for hedging market risks are subject to a formal approval framework approved by the Company's Board. The framework restricts the extent in terms of value, time to maturity and type of derivative instrument which can be used by the hedging committee. Hedging in excess of the limits requires formal Board approval.

It is the policy of the Company's Board that the hedge positions be managed on an ongoing basis. This is in accordance with the dynamic environment within which the Company operates, where the appropriateness of the hedge positions are under constant review.

The objectives of the hedging programme can be summed up as follows:

- To control the risks and rewards associated with the management of the financial assets and liabilities of the Company.
- To manage the exposure to financial markets.
- To secure future cash flows, compliance with debt covenants and to ensure a minimum return on assets.

Market risks

Price risk

A declining gold price adversely impacts on the cash flows of the Company, reducing both current profitability and the sustainability of future production. The Company hedges to the extent deemed prudent to mitigate the adverse consequences of gold price movements.

Foreign exchange risk

As a Rand based company which is required by South African Reserve Bank regulations to convert Dollar proceeds to Rands, and with costs primarily being incurred in Rands, an exposure to adverse movements of the exchange rate affects the Company's cash flow and consequently its profitability. Hedging of Dollar flows is dependent on future cash flow requirements, regulatory requirements and prevailing market conditions.

Interest rate risk

Interest rate exposure arises from several aspects of the Company's activities, namely the investment of funds surplus to current requirements, borrowings to meet short falls in current cash flows, and the impact international interest rate differentials have on the Company's hedging activities. Managing interest rate risks has a direct bearing on the returns achieved on the assets of the Company.

Credit risk

Reputable financial institutions are used for investing and cash handling purposes. At balance sheet date there was no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

Sensitivity

Over the long term, changes in the Dollar gold price and foreign exchange would have an impact on the consolidated earnings of the Company and Group in respect of the derivative structure. A detail description of the derivative structure and how these changes will affect the balance sheet and income statement has been included on pages 30 to 34.

It is estimated that an increase of a half a percentage point in LIBOR as at 31 December 2005 would have decreased the present value charge by R17.8 million for the year. It is also estimated that the appreciation or depreciation of R0.50/Dollar would have either increased or decreased the Group's loss before taxation by R74 million.

32. Accounting estimates and judgements

Management discussed the development, selection and disclosure of the Group's critical accounting policies and estimates with the Audit Committee, in addition to the application of these policies and estimates.

Key sources of estimation uncertainty

In note 31 a detailed analysis is given of the Dollar gold price and foreign exchange exposure of the Group and the risks associated with these exposures. Note 35 disclosed the parameters used in the fair value calculating of the derivative structure.

Certain property, plant and equipment assets are amortised using the unit of production over the applicable Mineral Reserves of South Deep (useful life of the asset). Refer to Western Areas Mineral Resource and Reserve Statements on page 46 and 70 to 76 and the assumptions used in preparing these estimates.

Critical accounting judgements in applying the Group's accounting policy

None

33. Employee benefit plans

Activities for the Western Areas Share Incentive Scheme were:

Western Areas Shares	**Ordinary shares**	**Share price at 31 December (in cents)**
Allocated		
Balance at 31 December 2003	500 640	4 150
Shares vested	–	
Balance at 31 December 2004	500 640	2 500
Unauthorised share transactions	(500 000)	
Balance at 31 December 2005	640	4 235

All participants exercised their options at 31 August 2001. The new requirements of IFRS in respect of share based payments is not required as the shares vested before the transition date specified in the applicable IFRS standard.

Following the identification of irregularities in the Trust, the forensic department of KPMG Services (Pty) Limited was engaged to investigate the Trust further. The latter investigation indicates that Mr Brett Kebble, or entities related to him, benefited from alleged unauthorised share transactions within the Trust. The Trust currently holds 640 shares compared to a recorded 500 640 shares.

Mr Brett Kebble was the only participant in Trust at the time of his death, at which point in time 500 640 shares had vested with him. However, evidence suggests that Mr Brett Kebble, directly or indirectly, removed 500 000 shares from the Trust without compensation.

Accordingly, the Trust has lodged a claim against the estate of the late Mr Brett Kebble to the value of R7.4 million for the outstanding vested shares in accordance with the Scheme. The matter is the subject of further investigation, and every effort will be made to finalise the matter shortly.

34. Explanation of transition to IFRS

As stated in the accounting policies these are the Group's first consolidated financial statements prepared in accordance with IFRS.

The accounting policies disclosed have been applied in preparing the financial statements for the year ended 31 December 2005, the comparative information presented for the year ended 31 December 2004, and in the preparation of an opening IFRS balance sheet at 1 January 2004 (the Group's date of transition).

In preparing the opening balance sheet the Group has adjusted amounts reported previously in the financial statements prepared in accordance with South African Statements of Generally Accepted Accounting Practice ("SA GAAP"). An explanation of how the transition from SA GAAP to IFRS has affected the Group's financial postion and financial performance is set out in the following tables and the notes that accompany the tables. These adjustments had no effect on the cash flow.

For the year ended 31 December 2005

34. Explanation of transition to IFRS (continued)
The following balances and totals were restated:
GROUP

	1 January 2004			31 December 2004		
	Reported	Adjustment	Restated	Reported	Adjustment	Restated
Balance Sheet						
Assets						
Property, plant and equipment	3 223.9	(25.8)	**3 198.1**	3 411.8	(32.4)	**3 379.4**
Deferred taxation	429.3	6.6	**435.9**	446.0	7.6	**453.6**
Equity and liabilities						
Shareholders' equity	1 135.6	(19.2)	**1 116.4**	1 511.0	(24.8)	**1 486.2**
– Share capital	105.4	–	**105.4**	118.5	–	**118.5**
– Share premium	1 863.5	–	**1 863.5**	2 245.5	–	**2 245.5**
– Cash flow hedge reserve	(1 330.6)	–	**(1 330.6)**	(1 367.9)	–	**(1 367.9)**
– Available for sale reserve	1.7	–	**1.7**	–	–	**–**
– Retained earnings	504.5	(19.2)	**485.3**	518.0	(24.8)	**493.2**
– Treasury shares	(8.9)	–	**(8.9)**	(3.1)	–	**(3.1)**
Reconciliation of profit for 2004						
Profit for the year				13.5	(5.6)	**7.9**
– Additional depreciation					(6.6)	
– Deferred taxation effect					1.0	

COMPANY

	1 January 2004			31 December 2004		
	Reported	Adjustment	Restated	Reported	Adjustment	Restated
Balance Sheet						
Assets						
Property, plant and equipment	3 223.9	(25.8)	**3 198.1**	3 411.8	(32.4)	**3 379.4**
Deferred taxation	429.3	6.6	**435.9**	446.0	7.6	**453.6**
Equity and liabilities						
Shareholders' equity	1 135.6	(19.2)	**1 116.4**	1 514.1	(24.8)	**1 489.3**
– Share capital	105.4	–	**105.4**	118.5	–	**118.5**
– Share premium	1 863.5	–	**1 863.5**	2 245.5	–	**2 245.5**
– Cash flow hedge reserve	(1 330.6)	–	**(1 330.6)**	(1 367.9)	–	**(1 367.9)**
– Available for sale reserve	1.7	–	**1.7**	–	–	**–**
– Retained earnings	504.5	(19.2)	**485.3**	518.0	(24.8)	**493.2**
Reconciliation of profit for 2004						
Profit for the year				13.5	(5.6)	**7.9**
– Additional depreciation					(6.6)	
– Deferred taxation effect					1.0	

The revised IAS 16 – "Property, Plant and Equipment" standard clarifies that property, plant and equipment should be broken down into separate identifiable components and that these components should be depreciated over their respective useful lives. Furthermore, the residual values of all these components should be taken into consideration when calculating depreciation, and that the residual value and useful lives of assets should be reviewed at least annually.

At inception of the PDWA JV in 1999, the excess of the purchase price of the fair value of the assets was allocated to the total mineral rights above (Phase 1) and below (Phase 2) infrastructure. The mineral rights value attributable to the Company at the time was R1.2 billion. In 2005, the mineral rights balance was split on the basis of above and below infrastructure, utilising information available at the time of the Joint Venture's inception. The result of this is that the total mineral rights value of R1.2 billion was allocated to that part of the Mine which occurs above existing infrastructure.

Accordingly, the mineral rights are depreciated retrospectively over the existing infrastructure (110 Level and above), resulting in a decrease in the value of the mineral rights by R22.4 million as at 1 January 2004, and by R28.6 million as at 31 December 2004. As a result, the depreciation charge increased by R6.2 million for the year ended 31 December 2004.

Mine infrastructure book value decreased by R3.4 million at 1 January 2004 and R3.8 million at 31 December 2004, hence the depreciation charge increased by R0.4 million for the year ended 31 December 2004. This was due to the re-assessment of the components and the applicable depreciation method on specific plant and equipment.

The abovementioned resulted in an increase of the deferred tax asset by R6.6 million at 1 January 2004 and by R7.6 million at 31 December 2004.

35. Open hedge position
As at 31 December

		2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
US Dollar/Gold											
Derivative asset											
Put options bought											
Quantity	ozs	204 516	205 572	214 224	209 436	213 960	200 436	205 920	205 056	98 166	**1 757 286**
Average price	$/oz	288.20	288.20	288.20	293.20	303.20	313.20	313.20	323.30	333.20	
Fair value	Rm	–	–	0.2	0.5	1.1	1.9	2.3	3.1	1.8	**10.9**
Call options bought											
Quantity	ozs	84 948	85 392	88 980	87 000	88 872	83 256	85 536	85 188	40 776	**729 948**
Average price	$/oz	308.70	323.70	333.70	348.70	358.70	373.70	398.70	413.70	428.70	
Fair value	Rm	114.6	115.0	121.9	118.2	121.9	113.6	113.3	113.2	53.8	**985.5**
Total derivative asset fair value											**996.4**
Derivative liability											
Call options sold											
Quantity	ozs	157 320	158 136	164 784	161 100	164 580	154 176	158 400	157 740	75 516	**1 351 752**
Average price	$/oz	288.70	288.70	288.70	293.70	303.70	313.70	313.70	323.70	333.70	
Fair value	Rm	(231.7)	(245.4)	(266.6)	(264.8)	(269.5)	(251.9)	(266.0)	(265.1)	(126.1)	**(2 187.1)**
Call options sold											
Quantity	ozs	62 928	63 252	65 916	64 440	65 832	61 668	63 360	63 096	30 204	**540 696**
Average price	$/oz	333.70	348.70	363.70	378.70	393.70	408.70	423.70	438.70	453.70	
Fair value	Rm	(75.2)	(76.0)	(79.6)	(78.0)	(79.7)	(75.0)	(77.8)	(78.2)	(37.3)	**(656.8)**
Total derivative liability fair value											**(2 843.9)**
Parameters used in fair value calculations											
US$ Gold price (annual average)		528	553	577	601	624	649	675	702	731	
US$ Gold volatilities (annual average)		17	17	16	16	16	16	16	16	16	
US$ interest rates (annual average)		4.82	4.81	4.80	4.82	4.84	4.85	4.86	4.88	4.89	

For the year ended 31 December 2005

INCOME STATEMENT

The translated income statement, balance sheet and cash flow statement are provided as supplementary information to facilitate international investors' understanding of the Group's financial results. The Rand reflects the economic substance of the underlying events and circumstances of the enterprise and the supplementary information has been displayed in Dollar for convenience purposes only.

	GROUP Unaudited	
	2005 $m	2004 $m
Gold revenue	**66.3**	58.8
Costs and other expenses	**(105.3)**	(97.7)
Operating loss from gold operations	**(39.0)**	(38.9)
Other income	**1.3**	0.8
Administration and other expenditure	**(3.7)**	(3.2)
Operating loss before financing costs	**(41.4)**	(41.3)
Finance income	**0.2**	0.1
Finance expenses	**(4.8)**	(2.0)
Operating loss after finance cost	**(46.0)**	(43.2)
Present value adjustment for option premium payable	**(8.8)**	(10.8)
Fair value adjustment	**(20.3)**	34.1
Exchange (losses)/gains	**(17.0)**	23.3
Impairments	**(13.4)**	-
Share of loss in associated company	**(0.8)**	–
(Loss)/Profit before taxation	**(106.3)**	3.4
Taxation	**42.1**	(2.2)
(Loss)/Profit for the year	**(64.2)**	1.2

Note:
The following exchange rates were used in the translation to Dollar financial statements:
- Income, expenses and cash flows at the average Rand/Dollar exchange rate for the year of R6.347 (2004: R6.490).

As at 31 December 2005

BALANCE SHEET

	GROUP Unaudited	
	2005	2004
	$m	$m
ASSETS		
Non-current assets		
Property, plant and equipment	**521.4**	597.1
Investment property	**0.2**	-
Investment in associate	**-**	4.0
Other investments	**2.8**	2.7
Other long-term assets	**0.2**	0.2
Deferred taxation	**134.0**	80.1
Derivative asset – long-term portion	**139.3**	111.3
	797.9	795.4
Current assets		
Inventories	**4.9**	4.4
Trade and other receivables	**5.5**	4.1
Derivative asset – short-term portion	**18.1**	12.8
Taxation receivable	**-**	1.0
Cash and cash equivalents	**32.9**	2.3
Non-current assets held for sale	**0.1**	-
	61.5	24.6
Total assets	**859.4**	820.0
EQUITY AND LIABILITIES		
Capital reserves		
Shareholders' equity	**238.5**	262.6
Non-current liabilities		
Provision for post-retirement medical benefits	**0.5**	0.6
Provision for environmental rehabilitation	**3.0**	3.4
Option premium payable – long-term portion	**126.9**	140.7
Derivative liability – long-term portion	**400.9**	318.4
	531.3	463.1
Current liabilities		
Loan from JCI Limited	**-**	16.8
Option premium payable – short-term portion	**21.5**	19.3
Derivative liability – short-term portion	**48.5**	37.9
Trade and other payables	**19.6**	20.3
	89.6	94.3
Total equity and liabilities	**859.4**	820.0

Note:

The following exchange rates were used in the translation to Dollar financial statements:

- Assets, liabilities and equity items are translated at the closing Rand/Dollar exchange rate of R6.328 (2004: R5.660)

For the year ended 31 December 2005

CASH FLOW STATEMENT

	GROUP Unaudited	
	2005 **$m**	2004 $m
Cash flow utilised by operating activities		
Cash flow from operations	**12.2**	2.0
Net interest paid	**(4.3)**	(1.5)
Dividends received	**-**	-
Taxation paid	**-**	-
Net cost of realisation of options	**(25.6)**	(23.1)
	(17.7)	(22.6)
Cash flow utilised in investing activities		
Additions to property, plant and equipment	**(17.9)**	(42.8)
Proceeds on disposal of property, plant and equipment	**1.8**	0.3
Proceeds on disposal of listed investments	**-**	4.7
Proceeds on disposal of unlisted investments	**0.2**	-
Acquisition of shares in associated company	**-**	(1.8)
Acquisition of other investments	**(0.3)**	(0.5)
Net (advances to)/returns from other long-term assets	**-**	(0.2)
	(16.2)	(40.3)
Cash flow from finance activities		
Loan from JCI	**(14.9)**	14.6
Rights offer - proceeds	**100.7**	61.9
- costs	**(1.1)**	(1.0)
Proceeds on sale of treasury share	**-**	1.0
Option premiums paid	**(20.0)**	(14.8)
	64.7	61.7
Net increase/(decrease) in cash and cash equivalents	**30.8**	(1.2)
At beginning of year	**2.3**	3.3
Translation adjustment	**(0.2)**	0.2
At end of year	**32.9**	2.3

Note:

The following exchange rates were used in the translation to Dollar financial statements:

- Income, expenses and cash flows at the average Rand/Dollar exchange rate for the year of R6.347 (2004: R6.490)
- Assets, liabilities and equity items are translated at the closing Rand/Dollar exchange rate of R6.328 (2004: R5.660)

MAJOR SHAREHOLDERS

Register date: 31 December 2005
Issued share capital: 154 053 328

The register of shareholders indicated block holdings of 5% or more in the share capital of the Company as follows:

	2005 %	2004 %
JCI Investment Finance (Pty) Limited [a]	**18.64**	–
Anglo American Corporation (Holdings and Funds)	**6.88**	9.77
Allan Gray Funds [b]	**6.64**	6.54
JCI Gold Limited [a]	**5.57**	11.12

JCI Limited owns 28.5% of Western Areas, directly and indirectly through nominees/custody accounts.

[a] JCI Investment Finance (Pty) Limited and JCI Gold Limited are 100% wholly-owned subsidiaries of JCI Limited.
[b] Allan Gray Asset Management owns 24.4% of Western Areas, directly and indirectly through nominees/custody accounts.

ANALYSIS OF SHAREHOLDERS	**Holders**	**%**
1 – 1 000 shares	4 869	72.36
1 001 – 10 000 shares	1 388	20.63
10 001 – 100 000 shares	321	4.77
100 001 – 1 000 000 shares	125	1.86
1 000 001 shares and over	26	0.38
Total	**6 729**	**100.0**
CATEGORY – DISTRIBUTION OF SHAREHOLDERS		
Banks	136	2.02
Close corporations	84	1.25
Endowment funds	37	0.55
Individuals	5 549	82.46
Insurance companies	18	0.27
Investment companies	29	0.43
Medical aid scheme	2	0.03
Mutual funds	95	1.41
Nominees and trusts	401	5.96
Other corporations	52	0.78
Pension funds	133	1.98
Private companies	154	2.29
Public companies	38	0.56
Share trusts	1	0.01
Total		**100.00**

SHAREHOLDER SPREAD	**Holders**	**Number of shares**	**% of share capital**
Non-public shareholders	9	41 601 109	27.00
Directors' holdings and associates	1	214 418	0.14
Strategic and related holdings	7	41 386 051	26.86
Shares in Western Areas Share Incentive Trust	1	640	0.00
Public shareholders	6 720	112 452 219	73.00
Total			**100.00**

Attributable ounces
Number of ounces calculated on the basis of the participation interest held in South Deep and the First Charge, being 50.875% of the total ounces in the case of Western Areas where annual production equals, or is less than, one million ounces.

Capital expenditure
Total capital expenditure on mining assets to both maintain and expand operations.

Cash operating costs
Cash operating costs include site costs for all mining, processing and administration, as well as contributions from by-products and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.

Competent Person
A 'Competent Person' is a person who is a member of the South African Council for Natural Scientific Professions (SACNASP), or the Engineering Council of South Africa (ECSA), or the South African Council for Professional Land Surveyors and Technical Surveyors (PLATO) or any other statutory South African or international body that is recognised by SAMREC. A Competent Person should have a minimum of five years' experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which that person is undertaking. If the Competent Person is estimating, or supervising the estimation of Mineral Resources, the relevant experience must be in the estimation, assessment and evaluation of Mineral Resources. If the Competent Person is estimating, or supervising the estimation of Mineral Reserves, the relevant experience must be in the estimation, assessment, evaluation and economic extraction of Mineral Reserves.

Conversion
Conversion of Rands to US Dollar and the US Dollar to Rands takes place at the 31 December 2005 year end conversion rate of R6.3275.

Destress mining
The conventional mining required to create the destress window required to facilitate trackless mining. This is usually conducted on the lowermost economically viable reef horizon of the Upper Elsburgs.

Effective tax rate
Current and deferred taxation as a percentage of profit on ordinary activities before taxation.

Frequency rate
Used in the context of injuries sustained, and is based on 200 000 hours, where the latter is historically the average number of hours worked by 100 people in one year.

Gold declared/sold
Kilograms or ounces of gold sold after adjustment for the gold work-in-progress.

Independent Review Panel
A panel of independent experts in the fields of Mineral Resource and Reserve estimations that was constituted under the convenorship of Mrs Vivienne Snowden of Snowden Mining Consultants, to provide advice and assistance during the preparation of the South Deep Mineral Resource and Reserve estimation models for 2005 year end regulatory purposes.

Gold produced
Kilograms or ounces of gold extracted before adjustment for the gold work-in-progress.

Indicated Mineral Resource
Is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as underground workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for

continuity to be assumed. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource, but has a higher level of confidence than that applying to an Inferred Mineral Resource. An Indicated Mineral Resource requires that the nature, quality, amount and distribution of data are such as to allow the Competent Person to confidently interpret the geological framework and to assume geological continuity of mineralisation. Confidence in the estimate is sufficient to allow the appropriate application of technical and economic parameters and to enable an evaluation of economic viability.

Life of mine
Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan.

Lost time injuries
Lost time injuries are defined as work-related incidents that cause a worker to require time-off from work, including the current shift and at least one additional scheduled shift.

LTIFR
Lost Time Injury Frequency Rate per 200 000 hours worked. Any occupational injury/illness that is of such a serious nature that it results in at least a full calendar day away from work. It does not include time travelling off-site for injury diagnosis

Market capitalisation
Number of ordinary shares in issue at close of business on 31 December 2005 multiplied by the closing share price as quoted on the JSE Limited.

Measured Mineral Resource
Is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as underground workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity. A Measured Mineral Resource requires that the nature, quality, amount and distribution of data are such as to leave no reasonable doubt in the opinion of the Competent Person that the tonnage and grade of the mineralisation can be estimated to within close limits and that any variation within these limits would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and the controls of the mineral deposit. Confidence in the estimate is sufficient to allow the appropriate application of technical and economic parameters and to enable an evaluation of economic viability with a high level of confidence.

Medical aid injuries
Medical aid injuries are occupational work-related injuries that require attention by a medical professional, but which do not result in lost time.

Mineral Reserve
Is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are subdivided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserves. Mineral Reserves are those portions of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Competent Person making the estimates, can be the basis of a viable project after taking account of all relevant metallurgical, marketing, environmental, legal, social and governmental factors ('the modifying factors'). Mineral Reserves are reported as inclusive of marginally economic material and diluting material delivered for treatment or dispatched from the Mine without treatment.

Mineral Resource
Is a concentration of material of economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other

geological characteristics of a Mineral Resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well-constrained and portrayed geological model. Mineral Resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated and Measured Categories.

Ounces (troy)
Used in imperial statistics. A kilogram is equal to 32.1507 ounces.

Probable Mineral Reserve
Is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Proved Mineral Reserve
Is the economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

SAMREC Code
South African Code for Reporting of Mineral Resources and Mineral Reserves, 2002.

September 2005 Mineral Resource Model
The geological model established by the Placer Dome Western Areas Joint Venture, as reviewed by an IRP, and on which basis the Mineral Resources and Reserves for 2005 were estimated. As the model was finalised in September 2005, it was subsequently depleted for the period through to 31 December 2005.

Top-cut
The election to ignore certain analytical results on the basis that they are considered, from a statistical point of view, to be anomalous.

Total production costs
Total cash costs including amortisation, rehabilitation, retrenchment and other non-cash costs. Corporate administration, capital and exploration costs are excluded.

Trackless mining
The application of mechanised mining methodologies to the extraction of ore in wide bulk mining (as opposed to narrow conventional) stopes.

Yield
The gold grade expressed in grams per tonne after having applied mine call for and plant recovery factors.

Abbreviations

ABET	Adult Basic Education Training
ADR	American Depository Receipt
ATR	Annual Training Report
BEE	Black Economic Empowerment
Capex	Capital expenditure
DME	The Department of Minerals and Energy
EE	Employee Equity
ETQA	Education and Training Quality Assurance

Abbreviations (continued)

FET	Further Education and Training
FIFR	Fatal Injury Frequency Rate per 200 000 hours worked
GET	General Education and Training
g/t	Grams per tonne
g/TEC	Grams of gold per Total Employee Complement (monthly average)
ha	hectare
HDSA	Historically Disadvantaged South African
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IRP	Independent Review Panel
JVA	Joint Venture Agreement
kg	Kilograms
ktm	Kilotonnes per month
KGMCL	Kloof Gold Mine Company Limited
LoM	Life of Mine
LTI	Lost Time Injury
LTIF	Lost Time Injury Frequency Rate per 200 000 hours worked
m or M	million
MQA	Mining Qualification Authority
Mt	Million tonnes or tons
Moz	Million ounces
MPRD Act	Mineral and Petroleum Resources Development Act No. 28 of 2002
MW	Megawatts
NUM	National Union of Mine Workers
OTC	Over-the-counter
oz	Ounces (troy)
PDWA JV	Placer Dome Western Areas Joint Venture
R	South African Rand
$ or Dollar	United States Dollar
SAG	Semi Autogenous Grinding
SAQA	South African Qualification Authority
SEC	Securities Exchange Commission
SLFR	Shifts Lost Frequency Rate per 200 000 hours worked
SME	Small and Medium Enterprises
t	Tons (short) or tonnes (metric)
TEC	Total Employee Costed
tpm	Tonnes per month
UA	United Association of South Africa
VCR	Ventersdorp Contact Reef
WSP	Workshop Skills Plan
UASA	United Associations of South Africa

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 46th Annual General Meeting of shareholders of the Company will be held in the Auditorium, on the ground floor, 28 Harrison Street, Johannesburg, on Wednesday 10 May 2006 at 10h00, for the following purposes:

ORDINARY BUSINESS

1. To consider and adopt the audited annual financial statements for the year ended 31 December 2005.
2. To elect Directors in accordance with the provisions of the Articles of Association.

   Directors who have been appointed since the last annual general meeting:
   (a) Mr SA Levitt
   (b) Ms G Marcus
   (c) Mr DM Nurek
   (d) Mr IS Sehoole
   (e) Mr HJ Smith
3. To re-appoint KPMG Inc. as auditors of the Company until the conclusion of the next annual general meeting.

SPECIAL BUSINESS

In addition, shareholders will be requested to consider and, if approved, to pass the following special resolution and ordinary resolutions with or without amendment:

4. Special resolution No. 1

Increase of authorised share capital of the Company.

RESOLVED THAT the authorised share capital of the Company of R156 000 000,00 consisting of 155 000 000 ordinary shares of R1,00 each and 100 000 000 preference shares of R0,01 each, be and is hereby increased to R201 000 000,00 consisting of 200 000 000 ordinary shares of R1,00 each and 100 000 000 of R0,01 each by the creation of an additional 45 000 000 ordinary shares ranking *pari passu* in every respect with the existing ordinary shares, and that the Memorandum of Association of the Company be amended accordingly.

Reason and effect of special resolution No. 1

The reason for special resolution number 1 is to increase the authorised share capital of the Company to have shares available to issue to raise additional funds to meet the derivative obligations and a possible restructure of the derivative structure, as well as for capital expenditure purposes at South Deep Gold Mine.

The effect of this special resolution is that the authorised share capital is increased to 200 000 000 ordinary shares of R1 (one Rand) each.

5. Ordinary resolution No. 1

Placement of a certain portion of the unissued ordinary shares under the control of the directors.

RESOLVED THAT the authorised but unissued shares in the capital of the Company be placed under the control of the directors for allotment and issue pursuant to the provisions of Sections 221 and 222 of the Companies Act, 1973, as amended ("the Act"), and to the Listings Requirements of the JSE Limited, subject to the limitation that this authority shall be restricted to a maximum of 10% (ten per cent) of the number of the Company's issued share capital at the time of issue.

6. Ordinary resolution No. 2

Authority to issues shares for cash

RESOLVED THAT subject to the passing of ordinary resolution number 1, the directors of the Company be and are hereby authorised by way of a general authority to issue ordinary shares for cash subject to the provisions of the Act, the JSE Limited Listings Requirements and specifically the following:

- That any issue will only be of a class of shares already in issue.
- That this authority is only valid until the Company's next Annual General Meeting provided it shall not extend beyond 15 (fifteen) months from the date it is obtained.
- That a press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within one year, 5% (five per cent) or more of the number of shares of that class in issue prior to the issues.
- That issues in the aggregate in terms of this authority will not exceed 10% (ten per cent) of the number of shares in the Company's issued share capital in any one financial year.
- In determining the price at which an issue of shares will be made in terms of this authority, the maximum discount permitted will be 10% (ten per cent) of the weighted average traded price over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the Company.
- That any such issue will only be made to public shareholders as defined by the JSE Limited and not to related parties.
- The approval of a 75% (seventy-five per cent) majority of the votes cast by shareholders present or represented by proxy at this Annual General Meeting are required for this ordinary resolution to become effective.

Voting and proxies

A member entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Company. Duly completed proxy forms must be deposited at the office of the South African Transfer Secretaries or United Kingdom Registrars not less than 48 hours before the time appointed for the holding of the Annual General Meeting (excluding Saturdays, Sundays and public holidays).

Shareholders who hold their shares in certificated form or are "own-name" dematerialised shareholders and who are unable to attend the annual general meeting which is to be held on Wednesday 10 May 2006 at 10h00, but wish to be represented thereat, must complete and return the form of proxy attached in accordance with the instructions contained therein to be received by the South African Transfer Secretaries or the United Kingdom Registrars, whose addresses are reflected on the next page, by no later than 10h00 on Monday, 8 May 2006.

Other shareholders who hold their shares in dematerialised form through a Central Securities Depository Participant ("CSDP") or broker who wish to vote by way of proxy at the annual general meeting, must provide their CSDP or broker, with their voting instructions, in terms of the custody agreement entered into between such shareholder and their CSDP or broker by the cut-off time and date advised by the CSDP or broker for instructions of this nature.

If, however, such shareholders wish to attend the annual general meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and their CSDP or broker.

BY ORDER OF THE BOARD

S Singh
Company secretary

Johannesburg
28 March 2005

DIRECTORS

Gill Marcus (Executive chairperson)
Steve Levitt (Chief financial officer)
Roger Dixon (Independent non-executive director)
Sandy McGregor (Non-executive director)
Dave Nurek (Non-executive director)
Ignatius Sehoole (Independent non-executive director)
Hans Smith (Independent non-executive director)

REGISTERED OFFICE AND COMPANY SECRETARY

Ms S Singh
28 Harrison Street
Johannesburg, 2001
(PO Box 61719, Marshalltown, 2107)
Telephone: +27 11 688-5000
Facsimile: +27 11 834-9195
E-mail: ssingh@wal.co.za

TRANSFER SECRETARIES – SOUTH AFRICA

Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg, 2001
(PO Box 61051 Marshalltown, 2107)
Telephone: +27 11 370-5000
Facsimile: +27 11 688-7721/2

LONDON SECRETARIES

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
Telephone: +44 (0) 20 7499-3916
Facsimile: +44 (0) 20 7491-1989

UNITED KINGDOM REGISTRARS

Capita Registrars
The Registry
34 Beckenham Road
Beckenham, Kent, BR3 4TU
Telephone: + 44 (0870) 162 3100
Facsimile: + 44 (020) 8639 2142

UNITED STATES DEPOSITORY

American Depository Receipts
The Bank of New York
Shareholder Relations Department
101 Barclays Street
New York NY 10286
Telephone: + 91 212 815 3326
Facsimile: + 91 212 571 3050
www.adrbny.com
Shareholder Relations
Toll free number (US or Canada only)
1-888-269-2377 (1-888-BNY-ADRs)
International callers:
Tel: + 91 212 815 3700

AUDITORS

KPMG Inc.
KPMG Crescent
85 Empire Road, Parktown, 2193

ATTORNEYS

a) Read Hope Phillips & Cadman Inc.
2nd Floor, 30 Melrose Boulevard
Melrose Arch, Melrose North
Johannesburg, 2106
Telephone: +27 11 344 7800
Facsimile: + 27 11 344 7850

b) Werksmans Inc.
155 5th Street, Sandown
Sandton, 2196
Telephone: + 27 11 535 8000
Facsimile: + 27 11 535 8600

PRINCIPAL BANKERS

Citibank, N.A.
(a member of Citigroup)
145 West Street, Sandown
Sandton, 2196

SPONSOR

Sasfin Holdings
(A division of Sasfin Bank Limited)
Sasfin Place
13 – 15 Scott Street
Waverley, 2090

COMPANY LISTING DETAILS

Western Areas Limited
(Reg. No. 1959/003209/06)
(Incorporated in the Republic of South Africa)
Share Code: WAR ISIN: ZAE 000016549
ADR Ticker symbol: WARUY
CUSIP number: 957654304

COMMUNICATIONS

info@wal.co.za
PO Box 61719
Marshalltown
2107

WEBSITE

www.westernareas.co.za

21108 CitigateDynamo

WESTERN AREAS LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1959/003209/06
JSE Share Code: WAR ISIN: ZAE 000016549
"Western Areas" or "WAL" or "the Company"

Only for use by shareholders of Western Areas with certificated or dematerialised "own-name" registration.

Other dematerialised shareholders must inform their CSDP or broker of their intention to attend the Annual General Meeting to be held in the Auditorium, on the ground floor, 28 Harrison Street, Johannesburg on Wednesday, 10 May 2006 at 10h00, in order that the CSDP or broker may issue them with the necessary authorisation to attend, or provide the CSDP or broker of their voting instruction should they not wish to attend the Annual General Meeting in person.

I/We of
(Name in block letters please) (Address in block letters)

Telephone (work) Telephone (home)
(area code and number) (area code and number)

being a member of Western Areas and the holder of ordinary shares hereby appoint (see note 1)

1 or failing him/her

2 or failing him/her

3 or failing him/her

as my/our proxy to attend and speak for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Wednesday, 10 May 2006 at 10h00 in the Auditorium, on the ground floor, 28 Harrison Street, Johannesburg, South Africa, and at any adjournment thereof, and to vote or abstain from voting as indicated on the resolutions to be considered at the said meeting:

(Please indicate with an "X" or tick in the appropriate space below how you wish your votes to be cast.)

ORDINARY BUSINESS	**Vote For**	**Vote Against**	**Abstain**
1. To adopt the audited annual financial statements for the year ended 31 December 2005			
2. Resolution to elect the following directors:			
(a) To elect Mr SA Levitt as a Director of the Company.			
(b) To elect Ms G Marcus as a Director of the Company			
(c) To elect Mr DM Nurek as a Director of the Company			
(d) To elect Mr IS Sehoole as a Director of the Company			
(e) To elect Mr HJ Smith as a Director of the Company			
3. To re-appoint KPMG Inc. as auditors of the Company until the conclusion of the next annual general meeting			
SPECIAL BUSINESS **Special resolution:**			
4. Special Resolution No. 1 to increase the authorised share capital of the Company			
Ordinary resolutions:			
5. Ordinary resolution No. 1 to place a certain portion of the unissued ordinary shares under the control of the directors			
6. Ordinary resolution No. 2 to authorise the directors to issue shares for cash			

Any member of the Company entitled to attend and vote at the Annual General Meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Company.

Every person present and entitled to vote at the Annual General Meeting shall, on a show of hands, have one vote only, but in the event of a poll, every share shall have one vote.

Please read the notes and instructions appearing on the reverse hereof.

Signed at on 2006

Name (block letters please) Signature(s)

Assisted by
(Where applicable) Full names of signatory if signing in a representative capacity.

INSTRUCTIONS FOR SIGNING AND LODGING THIS FORM OF PROXY

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space(s) provided, with or without deleting the words "the Chairman of the meeting", but any such deletion must be signed in full by the shareholder concerned. The person whose name appears first on the form of proxy and who is present at the Annual General Meeting will be entitled to act as proxy to the exclusion of those whose names follow.
2. Please insert an "X" in the relevant spaces according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in the Company, insert the number of ordinary shares held in respect of which you desire to vote. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the Annual General Meeting as he/she deems fit in respect of all the shareholder's votes exercisable thereat. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the WAL shareholder or by his/her proxy, but the total of the votes cast and in respect whereof abstentions are recorded may not exceed the total votes exercisable by the shareholder or by his/her proxy.
3. The date must be filled in on this form of proxy when it is signed.
4. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the Annual General Meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof. Where there are joint holders of shares, the vote of the senior joint holder who tenders a vote, as determined by the vote in which the names appear in the register of members, will be accepted.
5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the South African transfer secretaries or the United Kingdom Registrars or waived by the Chairman of the Annual General Meeting of shareholders.
6. Any alterations or corrections made to this form of proxy must be initialed by the signatory(ies).
7. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the South African transfer secretaries or the United Kingdom Registrars.
8. Forms of proxy must be received by the South African Transfer Secretaries or the United Kingdom Registrars, at the addresses indicated below, by not later than 48 hours before the time appointed for the holding of the Annual General Meeting, excluding Saturdays, Sundays and public holidays.
9. The Chairman of the Annual General Meeting may accept or reject any form of proxy, in his absolute discretion, which is completed other than in accordance with these notes.
10. If required, additional forms of proxy are available from the South African Transfer Secretaries or the United Kingdom Registrars.
11. American Depository Receipt holders will receive a form of proxy generated by the Company's Depository Bank, The Bank of New York.
12. Dematerialised shareholders, other than by "own-name" registration, must NOT complete this form of proxy and must provide their CSDP or broker of their voting instructions in terms of the custody agreement entered into between such shareholders and their respective CSDP or broker.

Office of the South African Transfer Secretaries:
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)
Telephone: +27 11 370-5000
Facsimile: +27 11 688-7721/2

Office of the United Kingdom Registrars:
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent
BR3 4TU
Telephone: + 44 (0870) 162 3100
Facsimile: + 44 (020) 8639 2142



WESTERN AREAS LIMITED


WESTERN AREAS
LIMITED



WESTERN AREAS LIMITED

FORWARD LOOKING STATEMENTS

Certain statements included in this report constitute "forward looking statements" that are not profit forecasts or estimates in any way as defined by JSE Limited Listings Requirements. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Western Areas, or of the gold mining industry, to be materially different from future results, performance or achievements expressed or implied by those forward looking statements. Western Areas is subject to the effect of changes in gold price, currency and the risks involved in mining operations.




WESTERN AREAS
LIMITED

www.westernareas.co.za